KINROSS

30 YEARS STRONG

Kinross Gold Corporation
2023 Notice of Annual Meeting of Shareholders

2023 MANAGEMENT INFORMATION CIRCULAR

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of **responsible mining, operational excellence, disciplined growth,** and **balance sheet strength.**

OUR CORE VALUES

Putting people first.

Outstanding corporate citizenship.

High performance culture.

Rigorous financial discipline.

LARGE GOLD PRODUCER HIGHLY LIQUID

- **~US $5 billion** market capitalization[(1)]
- **+US $100 million** of trading liquidity per day[(2)]

GEOGRAPHICALLY DIVERSIFIED PRODUCER

- Americas operations accounts for ~72% of total production; **44% of production from 2 top-tier assets**[(3)]

STABLE PRODUCTION PROFILE

- Portfolio of mines producing **~2M Au eq. oz./year**
- Plus a **world class** Development Project

DYNAMIC CAPITAL ALLOCATION

- **Attractive dividend yield** and **share buyback** program
- **Investment grade** balance sheet

COMMITTED TO RESPONSIBLE MINING

- **Consistent leader** in ESG performance
- Committed to **30% reduction** in GHG intensity by 2030

(1) As at December 30, 2022
(2) Source: Bloomberg, last 30 days
(3) Top tier defined as assets with Life of Mine (LOM) into the next decade and annual production averaging greater than 500 koz. and AISC < $1000/oz*
**Refer to Key Terms on page 4 for further details of this measure*

Kinross Operations and Projects

Fort Knox, U.S.A.
Manh Choh, U.S.A.
Great Bear, Canada
Head Office, Toronto, Canada
Bald Mountain, U.S.A.
Round Mountain, U.S.A.
Tasiast, Mauritania
Paracatu, Brazil
La Coipa, Chile
Lobo-Marte, Chile
Approximate Annual Production (koz.)*
<300
300-400
>500
Producing Asset
Development Project
World Class Development Project

**Annual production level for "Operating Assets" represents gold equivalent production; Fort Knox inclusive of 70% attributable production from the Manh Choh project between 2024–2027. Annual production level for "Development Projects" based on estimates of previously disclosed total LOM production divided by total mine life.*

References to "attributable" production and costs in this Management Information Circular include Kinross' share of Chirano (90%) production and costs for the years ended December 31, 2021 and 2020.

All figures in this report are in U.S. dollars unless otherwise stated. See Key Terms on page 4.

TSX: K
Toronto Stock Exchange

NYSE: KGC
New York Stock Exchange

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Notice of 2023 Annual Meeting of Shareholders
May 10, 2023 | 10:00 a.m. (EDT) Virtual only meeting via live audio webcast Webcast link: web.lumiagm.com/417158950 Meeting ID: 417-158-950 Password: kinross2023

Dear Kinross Shareholders,
We invite you to attend Kinross’ 2023 annual meeting of shareholders (the meeting). At the meeting, shareholders will:
•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2022 and the report of the auditors

•
Elect directors

•
Appoint the auditors

•
Consider an advisory resolution on Kinross’ approach to executive compensation; and

•
Consider any other business that may properly come before the meeting

This notice is accompanied by the 2023 Management Information Circular (the Circular) for the meeting which provides additional information relating to the above items for consideration at the meeting. See “Business of the Meeting” beginning on page 23.
Why a virtual only meeting?
Kinross has decided to hold this year’s meeting virtually so that we may continue to provide the enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership. Improvements in conferencing technology have also made it possible to hold virtual meetings with greater reliability and cost efficiency. Furthermore, we continue to be cognizant of the residual impacts of the
COVID-19 pandemic. As a result, Kinross has determined that it is expedient to hold the meeting virtually via a live audio webcast.
Accessing the virtual only meeting
Shareholders will not be able to attend this year’s meeting in person.
Registered shareholders as of March 15, 2023 and duly appointed proxyholders will be able to attend the meeting, submit questions and vote, all in real time, by connecting to the meeting via the internet at https://web.lumiagm.com/417158950 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone using the most updated version of the applicable software plugins. Please note that the virtual meeting platform is not supported on Internet Explorer.
Registered shareholders may access the meeting using the unique control number on their form of proxy.
Non-registered (beneficial) shareholders must first appoint themselves as proxyholders and register with our transfer agent, Computershare Investor Services Inc. by following the instructions in the Circular and on the form of proxy or voting instruction form. Beneficial shareholders who have not duly appointed themselves as proxyholder and registered with our transfer agent will be able to attend the meeting as guests, but guests will not be able to vote or ask questions at the meeting.

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	1

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Any shareholder that wishes to appoint a person other than the named proxyholder (as defined in the Circular) identified on the form of proxy or voting instruction form (including a non-registered (beneficial) shareholder who wishes to appoint themselves to attend and vote at the meeting) must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. These instructions include the important additional step of registering with our transfer agent, Computershare Investor Services Inc., after submitting the form of proxy or voting instruction form but prior to the meeting. You must follow these instructions carefully if you wish to access and vote at the meeting during the live webcast as the steps for doing so are different than for an in-person meeting. You must register your proxyholder with our transfer agent prior to May 8, 2023 at 10:00 a.m. (Toronto time).
Detailed information on how shareholders can attend, participate in and vote at the meeting is available on pages 16 to 22 of the Circular.
Those accessing the virtual meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.
Accessing the meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the meeting on a ‘listen-only’ mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the meeting.
To access the meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-888-598-6686.
How do I vote in advance?
If you are following the instructions to attend and vote at the meeting, you can vote at the meeting. Regardless, we encourage you to vote in advance of the meeting. Our goal is to secure as large a representation as possible of shareholders at the meeting. You may vote by proxy in any of the following ways noted below. You will need the control number contained in the form of proxy or voting instruction form in order to vote. In order to be valid, your vote must be received on or before 10:00 a.m. (Toronto time) on May 8, 2023.
Telephone Voting Vote by calling the toll-free number shown on the form of proxy or voting instruction form

Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting Complete the form of proxy or voting instruction form and return it in the envelope provided
Your vote is important to us. Holders of common shares at the close of business on March 15, 2023 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see Information About Voting on pages 16 to 22 in the Circular.
By order of the board of directors
Lucas R. Crosby
Corporate Secretary
March 14, 2023, Toronto, Canada

If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.
2	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	3

Key Terms

AISC
Attributable all-in sustaining cost from continuing operations per equivalent ounce sold is a non-GAAP ratio used by management to better understand the cost of sustaining gold production. Non-GAAP ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For definition and reconciliation of this non-GAAP ratio, refer to Section 11 – Supplemental Information of Kinross' Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2022, which section is incorporated by reference herein and as filed on the Company's website www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ARC
Audit and risk committee of the board of directors.

Auditors
KPMG LLP of Toronto, Ontario.

Board
The board of directors of Kinross Gold Corporation.

CGNC
Corporate governance and nominating committee of the board of directors.

Circular
This 2023 Management Information Circular.

Code
Kinross' Code of Business Conduct and Ethics.

Comparator Group
Agnico Eagle Mines Ltd. (AEM), AngloGold Ashanti Limited (AU), B2Gold Corporation (BTO), Barrick Gold Corporation (ABX), Cameco Corporation (CCO), Endeavour Mining PLC (EDV), Gold Fields Limited (GFI), Lundin Mining Corporation (LUN), Newcrest Mining Limited (NCM), Newmont Corporation (NEM), Pan American Silver Corp. (PAAS), Teck Resources Limited (Teck/B), and Yamana Gold Inc. (YRI).

CRTC
Corporate responsibility and technical committee of the board of directors.

ESG
Environmental, social and governance, which consists of performance in environment, including climate change and energy, natural capital; social performance including workplace and community such as stakeholder relations and diversity, equity and inclusion; and governance including ethical conduct, human rights and responsible procurement.

Four Point Plan (4PP) and First Priorities
The 4PP measures company performance for employees under the global compensation plan. The first of these "four points" is "First Priorities", which includes performance against specific targets for leading and lagging ESG indicators in areas of safety, environmental and community relations performance, as well as broader ESG-related initiatives. Other measures in the 4PP include financial and operational metrics, building for the future such as exploration and capital projects, and continuous improvement and innovation. Employees are also assessed against site specific objectives.

Free Cash Flow
Free cash flow from continuing operations is a non-GAAP financial measure calculated as net cash flow from operating activities less capital expenditures. Refer to Section 11 – Supplemental Information of Kinross' Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2022, which section is incorporated by reference herein and as filed on the Company's website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Independent Directors
Members of the board of directors who have no direct or indirect material relationship with Kinross.

Kinross Gold and Kinross
Kinross Gold Corporation governed by the Business Corporations Act (Ontario) and headquartered in Toronto, Canada.

LTI
Long-term incentive, the component of "at risk" compensation used to align executive interests with Kinross' long-term strategy and the interests of shareholders.

Meeting
The Annual Meeting of Shareholders to be held virtually on May 10, 2023.

NEO
Named Executive Officer(s).

NYSE
New York Stock Exchange.

Production Cost of Sales from continuing operations per Equivalent Ounce Sold
Production cost of sales from continuing operations per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold from continuing operations.

RSUs
Restricted share units are equity-settled or cash-settled awards under the company's long-term incentive plan granted to eligible employees.

RPSUs
Restricted performance share units are equity-settled restricted share units with a performance element and part of the company's long-term incentive plan.

SEC
U.S. Securities and Exchange Commission.

Senior Leadership Team (SLT)
Kinross' executive team: J. Paul Rollinson, President and Chief Executive Officer; Andrea S. Freeborough, Executive Vice-President and Chief Financial Officer; Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer; Kathleen Grandy, Senior Vice-President, Human Resources; Ned Jalil, Senior Vice-President and Chief Technical Officer; Claude J.S. Schimper, Executive Vice-President and Chief Operating Officer.

Shareholder Rights Plan
Shareholder Rights Plan Agreement between the company and Computershare Investor Services Inc. adopted on March 15, 2018 and reconfirmed by the shareholders on May 12, 2021.

Shares outstanding
The total number of common shares in Kinross Gold Corporation, each carrying a weight of one vote per common share.

STI
Short-term incentive, the component of "at risk" compensation linked to the annual performance of the company.

Total Liquidity
Total liquidity is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the company's credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross' Management's Discussion and Analysis for the year ended December 31, 2022.

Transfer Agent
Computershare Investor Services Inc.

TSR
Total shareholder return is a measure of the performance of the company's stock and the related outcome to shareholders.

TSX
Toronto Stock Exchange.

4 2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders

Catherine McLeod-Seltzer
Chair of the Board

Dear Shareholders,

Kinross is celebrating a significant achievement this year as it commemorates its 30th anniversary. The mining industry has a cyclical nature and Kinross has successfully navigated many cycles with the ongoing support of its investors. This support has enabled Kinross to build a strong foundation based on our core purpose and values, generate value for our shareholders and ensure a sustainable future for the company.

2022 in Review

Navigating the impact of geopolitical events, a fluctuating gold price, global inflation surges, and managing the late stages of the pandemic presented significant challenges for Kinross' teams globally.

In particular, the events that unfolded in Russia in early 2022 had a significant impact on our operations, net asset value and shareholder returns, and ultimately led to the divestiture of those assets. While these events adversely impacted our share price and net asset value, I am proud of the significant efforts made by our management team to protect the safety and security of our people, the environment, and our assets. These efforts enabled us to navigate a highly complex and dynamic legal and business environment, and to ultimately extract $340 million in value for our shareholders.

In addition to these external headwinds, our performance in 2022 was impacted by operational challenges, including delays with the ramp-ups at the Tasiast 24k project and the La Coipa re-start project, which resulted in lower production and higher costs than anticipated for the year. The company also tragically experienced a fatality at the Tasiast mine, and in response, we have taken steps to significantly enhance risk management and safety systems at Tasiast and across our global operations.

In response to these challenges, the company proactively rebalanced the portfolio, instigated management changes, and advanced high-quality development projects. These actions led to improved operational performance in the latter part of the year. We have also advanced a number of important initiatives that we are confident will drive future value.

Management also delivered on several key priorities:

- Returned $455 million to shareholders through the share buyback and quarterly dividend programs;
- Announced a positive production outlook with 2.1 million Au. eq. oz. expected in 2023 and 2024;
- Advanced the Great Bear project in Ontario, exceeding our ambitious drilling targets and released an initial resource estimate of 2.7 Moz. indicated resources and 2.3 Moz. inferred resources;
- Successfully divested Ghanaian and Russian assets, which, combined with the acquisition of Great Bear, has created a strong Americas-focused portfolio;
- Announced a Climate Change Strategy, including a 2030 greenhouse gas (GHG) reduction target, and strengthened the Board's oversight of ESG; and
- Instituted new safety programs, including a Global Safety Learning Forum, and a culturally tailored Safety Excellence Program at Tasiast that will launch at other sites in 2023.

Future Strategy

With Kinross' portfolio anchored by two cornerstone assets, Paracatu and Tasiast, complemented by La Coipa and our U.S. sites, as well as the Tasiast 24k ramp up and Manh Choh scheduled to start production in 2024, the company is well positioned to maintain its robust production profile. Looking further ahead, the company has a strong greenfields exploration program, a pipeline of high-quality projects, and optionality at existing sites through brownfield exploration opportunities.

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD 5

Recent changes to management and the rebalancing of the portfolio have sharpened the team's focus, and Kinross remains well-positioned to advance its operations and growth plans.

Generating Value

Returning capital to shareholders is a critical element of the company's value-generation strategy. In 2022, the company returned $455 million to shareholders through the regular dividend and enhanced share buyback program, which represents approximately 9% of Kinross' total market capitalization. Going forward, Kinross remains committed to returning capital to shareholders through dividends and buybacks.

ESG Performance

Responsible operating practices and respecting the environment, communities, and host countries where the company operates are an integral part of Kinross' culture. The company's robust governance framework and solid ESG results continued to be recognized in 2022, with Kinross receiving high ESG rankings and ratings among its mining and gold industry peers. Kinross was included in the S&P *Global Sustainability Yearbook 2023* for ESG scores in the top 15% of its industry sector.

The top-tier ESG performance was due to a combination of many factors, including our strong track record of environmental performance. Highlights include the

85
CAT
CAT

Kinross Gold's Board of Directors visit Tasiast mine in Mauritania.

6 2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

zero-count for tailings breaches in the company's 30-year history, the 80% five-year average water recycle rate, and the Alaska Miners Association Environmental Stewardship Award for the company's commitment to environmental restoration in Alaska.

Kinross also introduced its Climate Change Strategy, which outlines a comprehensive greenhouse gas reduction plan on our path to net-zero by 2050, setting an interim target to achieve a 30% reduction of Scope 1 and Scope 2 greenhouse gas emissions intensity per gold ounce produced by 2030 over the 2021 baseline.[1]

Kinross continues to be a leader in corporate governance, maintaining our Board gender diversity target at 33% women Board members, and being recognized as a top-ranked Canadian mining company in *The Globe and Mail*'s annual corporate governance survey. The company also began the process of external assurance towards its conformance with the World Gold Council's Responsible Gold Mining Principles, with zero non-conformances to date.

Our operations continued to make a positive contribution, generating a significant benefit footprint of over $3 billion spent in host countries in 2022, and drawing approximately 99% of the workforce and approximately 87% of management roles from host countries. Kinross also contributed $800k in humanitarian aid to Mauritania through in-kind medical and other supplies to support local communities and refugees.

Looking Ahead

In 2023, Kinross is well positioned to produce strong results from our Americas-focused portfolio, with our solid production base, attractive return on capital program and promising exploration opportunities. The company recently announced an initial mineral resource estimate for its Great Bear project in Northern Ontario, validating the project's potential to become a world class asset, marking an exciting milestone for Kinross' future development.

The Board remains confident in the management team's ability to execute its strategy, and to continue to achieve responsible operational excellence and deliver shareholder value. I encourage you to read the letter from Ave Lethbridge, who serves as the Chair of Kinross' Human Resources and Compensation Committee on page 57. This letter provides an overview of key executive compensation decisions based on 2022 performance.

On behalf of the Board, thank you for your continued support and engagement. And to our global Kinross team, thank you for all your work towards safely delivering on our shared goals.

Sincerely,

Catherine McLeod-Seltzer
Chair of the board

1. Please see Cautionary Statement on Forward Looking Information on page 141 of the accompanying circular.

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD 7

2022 ESG Highlights

Our ESG vision is to be a partner of choice with all of our stakeholders — our communities, Indigenous Peoples, shareholders, employees, governments, and suppliers. We refreshed our ESG strategy in 2022, building upon Kinross' long-standing successful approach to sustainability.

We sharpened our focus on our ESG priorities placing priority attention on the execution of our **climate strategy, natural capital,** and advancing our **Diversity, Equity and Inclusion (DEI) strategy.**

Our robust governance framework and solid ESG results continued to be recognized in 2022, with Kinross receiving high ESG rankings and ratings among its mining and gold industry peers. Kinross was included in the S&P Global *Sustainability Yearbook 2023* for ESG scores in the top 15% of its industry.

Kinross Relative Performance On ESG Ratings

100
80
60
40
20
0
S&P Global (1) (Nov 2022)
Sustainalytics (2) (Dec 2022)
Moody's (3) (June 2022)
ISS (4) (Jan 2023)
Refinitiv (5) (June 2022)
G&M (6) (Dec 2022)
MSCI (7) (Nov 2022)

1. Percentile ranking based on: (1) S&P ESG score 74; 97th percentile (2) 11th out of 90 gold peers (ESG risk score 24.9) (3) 92nd percentile; 4th out of 56 (4) Achieved a C+ rating out of 188 in sector; approximately 2% score B, 5% B-, and C+ 10%, with the balance at C or below; assume KGC at midpoint of C+ percentile group (5) A- score 80.26 out of 100, up from B+ the prior year. (6) score 93 out of 100 (7) Maintained an 'A' rating; 32% of peers rated AA or higher, 14% as A; assume KGC at midpoint of A percentile group.

Leading Corporate Governance

Top ranked

25%

Of short-term incentive allocated to ESG performance, up from 20% in 2021

33% women

Board diversity target met in 2022

8 2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Striving To Be An Employer Of Choice

> Doubled
The number of **employee safety field engagements** year-over-year

5th
Consecutive year as one of **Greater Toronto's Top Employers**

~ 13%
The percentage of **female employees** at Kinross, our **highest in the last five years**

33%
The percentage of **female executives** on the Kinross Senior Leadership Team

Advancing Our Climate And Energy Strategy

100%
Renewable power serving the La Coipa mine in Chile

34MW
Tasiast solar power plant construction advanced, on track for completion in the second half of 2023

530kt CO_2
Estimated GHG savings through 2030 from 15 efficiency projects

30%
Reduction target set for Scope 1 and Scope 2 **GHG emissions intensity**

Strong Track Record Of Environmental Performance

ZERO
Tailings breaches in Kinross' 30-year history

~ 80%
Average five-year water recycle rate

Awarded
The **Alaska Miners Association Environmental Stewardship Award** for environmental restoration in Alaska

Generating Value In Host Communities

+ $3 billion
Spent in our host countries

~ $300 million
In taxes and royalties paid to government

> $10 million
monetary and in-kind community investments in host communities

~ 99%
Of Kinross' total workforce and ~87% of management roles are from within host country

650,000
Beneficiaries of Kinross' 440 community investment programs

$2.2 million Invested by Paracatu in 22 community projects
Across 3 municipalities

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD 9

Engaging our Shareholders

As part of our ongoing effort to understand the current priorities and perspectives of our shareholders, we continued our annual outreach program in 2022. Discussions covered a range of topics including ESG, diversity, governance and executive compensation. The highlights of our ninth annual outreach program include:

- **Reached out to our 30 largest shareholders** (excluding broker dealers) plus a number of shareholders who had withheld votes or voted against one or more matters at the 2022 annual general meeting, in total holding over 50% of our issued and outstanding shares, as well as two prominent advisory firms.

- **Virtual meetings were held** with those shareholders who expressed interest, with discussions focusing on a range of ESG-related topics such as climate targets and disclosure, tailings, diversity and inclusion, and the use of ESG metrics in compensation plans, as well as executive compensation and the link between pay and performance.

We have made a range of meaningful changes to our compensation and governance programs in response to shareholder feedback since our outreach program began in 2014. As a result, shareholder support has been strong for our executive compensation program and practices, reaching over 90% in 2022 and averaging approximately 90% over the last eight years.

Over the past two years, key changes include: **increasing the weighting on the ESG category of the executive STI plan to 25% from 20% in 2022**, with the addition of a new ESG initiatives metric linked to Kinross' integrated ESG strategy and diversity action plan; **raising the CEO's share ownership requirements from five to six times salary** beginning in 2023; and **increasing the weighting on the company performance score in the executive STI plan to 75% from 60% in 2023.**

More details can be found on "Say on Pay" and Shareholder Engagement on page 62.

10 2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Governance

- Maintained **100% independent board committees**; all directors independent except for the CEO.
- **Board met 13 times**, with the board meeting independent of management at all meetings.
- **Recognized as the highest-ranking Canadian mining company** in *The Globe and Mail's* annual corporate governance survey.
- **20% of our proposed board nominees are members of designated diversity groups.**
- **Maintained our board diversity target of 33% women directors**.
- Average tenure is **7 years, down from 9.4 years** in 2017.

2022 Corporate Governance at a Glance

		💻	pg
Board Composition		•	
Size of board[1]	9		
Independent directors	8		
Average age of board	62		
Average tenure of board (number of years)	7		
Separate Chair/CEO	yes		126
Number of women	3		131
Number of men	6		131
Committee Independence			
Audit and risk	100%	•	
Human resources and compensation	100%	•	
Corporate governance and nominating	100%	•	
Corporate responsibility and technical	100%	•	
Requirements and Assessments			
Term limit for directors[2]	yes		138
Director stock ownership requirements	yes		43
Annual review of director independence	yes		145
Annual board and committee evaluations	yes		130
Annual director evaluations	yes		130

		💻	pg
Voting			
Annual director elections	yes		
Majority voting for directors	yes		24
Annual vote on executive compensation	yes		62
Policies and Charters			
Code of business conduct and ethics	yes	•	127
Charters for board committees	yes	•	
Shareholder engagement policy	yes	•	
Corporate governance guidelines	yes	•	
Diversity policy for directors[4]	yes		131
Overboarding policy[4]	yes		
Interlocking policy[4]	yes		
Retirement policy for directors[3],[4]	yes		138
Professional Development			
Board orientation programs	yes		133
Director education programs	yes		133

💻 **Available on kinross.com**

1. The size of the board will increase to 10 at the meeting.
2. In February 2015, the board adopted the director service limits policy that limits the term for directors to 10 years, subject to mandatory retirement at age 73. The 10 year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or elected to the board, with the possibility of one 5 year extension, for a total term not exceeding 15 years, if such director has strong performance reviews and is re-elected to the board.
3. Unless otherwise determined by the board, no person shall be appointed or elected as a director after that person has reached 73 years of age.
4. Part of the Corporate Governance Guidelines.

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD 11

Board Nominees Overview

As Kinross shareholders you are being asked to cast your vote for ten directors. The following table provides an overview of the 2023 nominees. Detailed biographical information can be found on pages 29 to 39.

Directors' expertise

Name	Independent	Director Since	Age	Expertise: Managing or Leading Growth	International	Senior Officer	Operations	Mining or Global Resource Industry	Information Technology	Human Resources	Investment Banking/Mergers & Acquisitions	Financial Literacy	Communications, Investor/Public Relations and Media	Corporate Responsibility and Sustainable Development	Government Relations	Governance/Board	Legal	Environmental and Social	Committees: Corporate Governance + Nominating	Corporate Responsibility + Technical	Human Resources + Compensation	Audit + Risk	Special	Attendance at board meetings
Ian Atkinson	•	2016	73	•	•	•	•	•			•	•	•	•	•	•		•	•	•	•			77%
Kerry Dyte	•	2017	63	•	•	•	•	•			•	•	•	•		•	•		•			•		100%
Glenn Ives	•	2020	62	•	•	•	•	•	•	•	•	•		•	•	•					•	•	•	100%
Ave Lethbridge	•	2015	61	•		•	•	•	•	•		•		•	•	•		•	•		•			100%
Michael Lewis	•	new nominee	61	•		•	•					•		•		•			N/A	N/A	N/A	N/A		N/A
Elizabeth McGregor	•	2019	46	•	•	•		•	•		•	•				•				•		•		92%
Catherine McLeod-Seltzer	•	2005	63	•	•	•	•	•			•	•	•	•	•	•		•		•	•		•	100%
Kelly Osborne	•	2015	66	•	•	•	•	•			•	•	•	•	•	•		•	•	•				100%
Paul Rollinson		2012	61	•	•	•	•	•			•	•	•	•	•			•						100%
David Scott	•	2019	61	•	•	•		•			•	•	•							•		•	•	100%

N/A - Not Applicable

Our board of directors' expertise

10 members with expertise in **managing or leading growth**

8 members with **international** expertise

10 members with experience being a **senior officer**

8 members with expertise in **operations**

9 members with expertise in **mining or global resource industries**

3 members with expertise in **information technology**

8 members with expertise in **investment banking and mergers & acquisitions**

10 members with experience in **financial accounting** and **reporting**

6 members with expertise in **communications, investor and public relations and media**

6 members with expertise in **government relations**

8 members with expertise in **corporate responsibility and sustainable development**

8 members with expertise in **governance**

5 members with expertise in **managing environmental and social issues**

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2022 Compensation Summary

As a shareholder, you are being asked to vote in favour of an advisory resolution regarding Kinross' approach to executive compensation. We encourage you to read about Kinross' executive compensation program on pages 57 to 124 in this document.

Compensation Philosophy and Approach

▶ Alignment

- Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking
- Including long-term equity-based incentives as a significant portion of annual compensation
- Requiring executives to hold common shares

Reinforce Kinross' operating performance and execution of strategic objective

▶ Performance

- Linking a portion of compensation to corporate performance, including annual operating performance
- Linking a portion of compensation to individual performance, including behaviours that support Kinross values

Enable Kinross to attract and retain high performing executives

▶ Competitive

- Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors

▶ Transparent

- Clear and complete disclosure of executive compensation approach and rationale

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2022 Compensation Decisions

In such an extraordinary year, it was important to balance the different factors impacting performance outcomes to best achieve alignment with shareholder interests, pay for performance, market competitiveness and transparency.

- The senior leadership team (SLT) received a **company performance rating of 70%** driven by below target performance on several key goals including meeting production and cost guidance, cash flow per share and relative total shareholder return (TSR). A 5% reduction was also applied as a result of a tragic fatality at Tasiast in July 2022. The score is in line with 2021 and 50 percentage points lower than 2020.
- The **CEO's individual performance score of 95%**, which also includes a 5% deduction for the fatality that occurred in 2022, recognizes the CEO's leadership during a challenging year, actions taken to address the extraordinary challenges and significant efforts leading to notable accomplishments under difficult circumstances. This resulted in a short-term incentive award at 80% of target. However, considering the company's performance and low shareholder returns, the CEO recommended, and the board approved, a discretionary reduction to his score from 95% to 75%, resulting in an overall decrease of 10% to his award, reducing it to 72% of target.
- The **CEO's total direct compensation is down 6%** over 2021 and remains 17% lower than 2020 (in US$).
- STI awards for the NEOs were all below 90% of target and aggregate NEO total compensation decreased by 10% over 2021 (in US$).
- Base salaries were not increased in 2022 with the exception of promotion-related increases for the COO and CTO, and following the annual salary review in early 2023, no increases were approved for the CEO or any members of the SLT for 2023. The CEO's base salary has not increased since 2020.

Our compensation program is designed to meet our key objectives and **strongly align executive compensation with company performance and shareholder returns over the long term** in several ways:

- **Over 75% of SLT total direct compensation is "at risk"** and tied to company performance.
- **Equity comprises at least 50%** of total direct compensation for the SLT, and 55% of that equity is in the form of performance share units (RPSUs), which vest only when specific performance targets are achieved. In 2022, equity made up 58% of the CEO's direct compensation.
- TSR drives 50% of the RPSU vesting, and as a result of our low relative TSR as well as below target performance on production and cost goals over the last two years, **the performance factor for the RPSUs that vested in February 2023 was 41%, representing a decrease of 76% over the grant value**, when factoring the decrease in share price. These RPSUs made up 30% of the CEO's 2019 total direct compensation.
- Our senior executives are required to hold equity through our share ownership guidelines. **Mr. Rollinson's equity ownership represents approximately 17 times his salary**, significantly higher than his requirement of five times (increased to six times in 2023).
- The large equity component of annual compensation and the significant value held in Kinross shares means that changes in the company's share price directly impact the value of the compensation ultimately realized by executives.

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DELIVERY OF PROXY MATERIALS
Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2023 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2022 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.
Shareholders have received a notice of availability of proxy materials (the notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2022 annual report, please follow the instructions in the notice.
All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.
Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials and the request for voting instructions, as applicable, for all registered and non-registered shareholders.
Shareholders who have previously provided instructions to receive paper copies of the circular and the 2022 annual report have been sent a paper copy in addition to the notice.
GENERAL INFORMATION
This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.
This circular provides additional information with respect to the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 14, 2023 and, unless otherwise stated, the information in this circular is as of March 13, 2023.
Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as C$.
All references to financial results are based on the Kinross’ audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.
References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.
SHARES OUTSTANDING
As of March 15, 2023, there were 1,227,540,027 common shares outstanding, each carrying the right to one vote per common share.
To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of 138,505,396 common shares held within mutual funds and other client accounts managed by Van Eck Associates Corporation which has filed a Schedule 13G on EDGAR showing its beneficial ownership of Kinross shares at 11.01% of the outstanding common shares as at December 31, 2022.
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INFORMATION ABOUT VOTING
WHO CAN VOTE
Holders of common shares of Kinross (common shares or shares) at the close of business on March 15, 2023 (the record date), or their duly appointed representatives are eligible to vote.
Why is this year’s meeting virtual-only?
Kinross has decided to hold this year’s meeting virtually so that we may continue to provide the enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership.
You have various options for voting at this year’s meeting. You are encouraged to vote in advance online, by phone or using any of the other methods described on your form of proxy or voting instruction form.
As described in more detail below, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting, all in real time, similar to as if the meeting was held in-person. Non-registered shareholders who do not appoint themselves as proxyholder may still access the meeting as guests, but they will not be able to vote at the meeting or ask questions. Guests will be able to listen to the meeting but will not be able to ask questions at the meeting.
It is important to note that you will not be able to attend this year’s meeting in person. If you are participating in the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.
Am I a registered or a non-registered (beneficial) shareholder?
The voting process is different depending on whether you are a registered or non-registered shareholder.
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Computershare Investor Services Inc. in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each, an intermediary).
You are a non-registered (or beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Computershare Investor Services Inc. in your intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.
How can I vote in advance?
Voting instructions may be provided online or by telephone, or by signing and returning the form of proxy or voting instruction form sent to you along with the notice. In each case, if you vote in advance, the instructions provided on your form of proxy or voting instruction form authorizes the named proxyholder Lucas R. Crosby (Kinross’ Corporate Secretary) to vote your shares at the meeting as your proxyholder in accordance with your instructions.
Both registered and non-registered shareholders can vote in advance of the meeting in any one of three ways:
Telephone Voting	Vote by calling the toll-free number shown on the form of proxy or voting instruction form
Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting	Complete the form of proxy or voting instruction form and return it in the envelope provided
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Kinross may also utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such non-registered shareholders to offer assistance with voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the shares to be represented at the meeting.
You may appoint a person other than the named proxyholder as your proxyholder to attend and vote on your behalf at the meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend and vote at the meeting). If you wish to do so, your appointment must be received by no later than the proxy deadline (as defined below) and you must carefully follow the instructions under the heading “Can I appoint someone other than the named proxyholder as my proxy?” below. You may appoint that other proxyholder using the internet or mail-in voting options above, but you will not be able to do so using the telephone voting option.
If you vote in advance, in order to be counted at the meeting your vote must be received by the transfer agent no later than 10:00 a.m. (Toronto time) on May 8, 2023 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy deadline). If you are a non-registered shareholder, your instructions must be received by your intermediary at the address provided on that form by the cut-off time specified in your voting instruction form, which will typically be at least 24 hours earlier than the proxy deadline and you should contact your broker or intermediary for further details.
If you have any questions relating to the meeting or how to cast your vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.
Can I appoint someone other than the named proxyholder as my proxy?
Yes. Shareholders have the right to appoint a person or company other than the named proxyholder to represent the shareholder at the meeting. A proxyholder need not be a shareholder of the company.
If you do not wish to vote in advance and you wish to appoint someone other than the named proxyholder as your proxyholder to attend and vote your shares at the meeting as your proxy (including non-registered shareholders who wish to appoint themselves as proxyholder) you must do so prior to the proxy deadline. This can be done by appointing your proxyholder online or by submitting your form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND you must then register that proxyholder online with the transfer agent, as described below.
Because this year’s meeting is being held virtually, the process for appointing a proxyholder (other than the named proxyholder) is different than for an in person meeting. Failure to register your proxyholder as described below will result in the proxyholder not receiving the Username that is required to vote at the Meeting, meaning that your proxyholder will be unable to attend the meeting to vote on your behalf. You must therefore follow these instructions carefully:
•
Step 1 — Appoint your proxyholder

◦
You can appoint someone other than the named proxyholder as proxyholder online or by inserting that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and following the instructions for submitting your form of proxy or voting instruction form.
◦
This step must be completed before registering such proxyholder with the transfer agent as described in Step 2 below.

◦
Both this step and Step 2 below must be completed by the proxy deadline for the appointment to be valid and for your proxyholder to be able to attend and vote your shares at the meeting.
◦
If you are a non-registered shareholder wishing to appoint yourself as proxyholder to attend and vote at the meeting, you must follow the steps above and complete Step 2 below in order to validly appoint yourself as proxyholder, and you must also follow all other applicable instructions provided to you by your broker or other intermediary.
•
Step 2 — Register your proxyholder with the transfer agent:

◦
To register your proxyholder (including registering yourself if you are a non-registered shareholder appointing yourself as proxyholder), you must visit www.computershare.com/KinrossAGM before the proxy deadline and provide Computershare with the required proxyholder contact information.
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◦
Computershare will then provide your proxyholder (including non-registered shareholders who have appointed themselves as proxyholder) with a Username via email following the proxy deadline.
◦
This Username is important. Without it, your proxyholder (including non-registered shareholders wishing to appoint themselves as proxyholder) will not be able to attend and vote your shares at the meeting.
•
Registered shareholders may also appoint a proxyholder by an instrument signed in writing by themselves, or their attorney authorized in writing. If the registered shareholder is a corporation, the instrument (including the form of proxy) appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Registered shareholders are encouraged to vote in advance or to appoint their proxyholder online, but regardless of the method selected for appointment, all proxyholders must be registered by following the instructions in both Step 1 and Step 2 above in order to attend and vote at the meeting.

It is your responsibility to ensure that your proxyholder is properly registered, receives their Username and attends and votes on your behalf at the meeting.
How do non-registered shareholders located in the U.S. appoint themselves or other persons as proxyholders?
Please follow the instructions below if you are a U.S. resident and wish to vote at the meeting during the live webcast or wish to appoint another person as proxyholder (other than the named proxyholder):
•
You must follow your intermediary’s instructions to obtain a legal proxy; you are encouraged to do so online through the internet if your intermediary provides this option or you may also do so by marking the appropriate box on the other side of the voting instruction form or form of proxy and a legal proxy will be issued and mailed to you.

•
The legal proxy will grant you or your designee the right to attend the meeting and vote, subject to any rules described in the proxy statement applicable to the delivery of a proxy. However, you must then complete both Step 1 and Step 2 as described above in order to attend and vote at the meeting.

•
The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy and complete both Step 1 and Step 2 prior to the proxy deadline and in accordance with any instructions or disclosures noted on your voting instruction form or form of proxy. You or your designee must access the virtual meeting for your vote to be counted.

•
You must allow sufficient time to the company or Broadridge for the mailing and return of the legal proxy by the proxy deadline. Please be advised that if you, the beneficial shareholder, ask for a legal proxy to be issued, you must take additional steps in order for the proxy to be fully effective (as described above). You must deposit the legal proxy with the company or Broadridge and complete these additional steps in advance of the proxy deadline. Further, if a legal proxy is issued, all other voting instructions given on your voting instruction form or form of proxy will not be effective.

•
If you have any questions, please contact the person who services your account. Please make the arrangements as quickly as possible in the event of any mail or other service disruptions that could affect your ability to receive or send the necessary documentation on a timely basis.

How do I vote at the meeting?
If you do not wish to vote in advance and you do not appoint another person (other than the named proxyholder) to attend and vote at the meeting on your behalf, then you may attend and vote at the meeting online. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to attend, participate in, vote and ask questions at the meeting, all in real time. If you are a non-registered shareholder who does not appoint themselves as proxyholder then you may attend the meeting as a guest, but you will not be able to vote or to ask questions at the meeting.
You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements. Please note that the virtual meeting platform is not supported on Internet Explorer.
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The steps you need to follow to access the meeting depend on whether you are a registered or non-registered shareholder, and whether you are seeking to appoint a proxyholder to attend and vote on your behalf at the meeting (including a non-registered shareholder wishing to appoint themselves as proxyholder).
	Required steps & information	Accessing the meeting
Registered shareholders
•
If you intend to vote at the meeting, you will need the control number located on the form of proxy or in the email notification you received. This is your Username for purposes of accessing the meeting.

•
You do not need to appoint yourself as a proxyholder.

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Log in online at https://web.lumiagm.com/417158950 well in advance of the meeting start time; and

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Click “I have a login” and then enter your Username. For registered shareholders, this will be the control number on your form of proxy.

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Enter the password “kinross2023” (case sensitive).

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Follow the instructions to vote when prompted.

Non-registered shareholders
•
If you wish to vote and ask questions at the meeting, you must validly appoint yourself as proxyholder by completing both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholder as my proxy?” above. These steps must be completed prior to the proxy deadline. You may then access the meeting using the steps for proxyholders outlined below.

•
Non-registered shareholders who have not duly appointed themselves as proxyholder can log in to the meeting as guests. Guests can listen to the meeting, but they cannot vote or ask questions.

Proxyholders
•
Computershare will provide each validly appointed proxyholder with a Username by e-mail after the proxy voting deadline has passed. This Username is different than the control number provided on your form of proxy or voting instruction form.

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This new Username will only be provided by Computershare to proxyholders who are appointed by a shareholder that has completed both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholder as my proxy?” above.

•
Failure by a shareholder to complete both Step 1 and Step 2 will mean that your proxyholder will not receive a Username and will not be able to attend and vote on your behalf at the meeting.

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Log in online at https://web.lumiagm.com/417158950 well in advance of the meeting start time; and

•
Click “I have a login” and then enter your Username. For proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, this will be the Username provided by Computershare.

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Enter the password “kinross2023” (case sensitive).

•
Follow the instructions to vote when prompted.

Guests
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Log in online at https://web.lumiagm.com/417158950 well in advance of the meeting start time.

•
Click “Guest” and then complete the online form which will ask some simple questions such as your name.

All shareholders, proxyholders and guests wishing to attend the meeting should allow ample time (at least 15 minutes) to check into the meeting online and complete the related procedure before the meeting start time.
If you are a registered shareholder and you have voted in advance or appointed another person as your proxyholder, please note that if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. In this case, you will have the opportunity to vote during the meeting by following the instructions
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provided. If you wish to attend the meeting but you do not wish to revoke your previously provided proxies and voting instructions then do not accept the terms and conditions and you may then attend the meeting as a guest. Guests can listen to the meeting, but they cannot vote or ask questions.
If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting for any reason.
Accessing the meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the meeting on a ‘listen-only’ mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the meeting.
To access the meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-888-598-6686.
How can I ask questions during the meeting?
Kinross believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s meeting virtually. It is anticipated that registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual shareholders meeting was held in person.
Upon registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the meeting and will continue to have the opportunity to submit questions during the meeting. Questions may be sent to the Chair of the meeting using the online Q&A tool on the meeting portal.
To ask a question, please follow the steps outlines below:
1.    Tap on the  icon and then press the  icon to type your question
2.    Compose your question and then press the send icon  to deliver your question to the Chair
3.
Once you have pressed the send icon in step 2, confirmation that your question has been received by the Chair will appear

Questions received from shareholders or proxyholders which relate to the business of the meeting are expected to be read by the Chair of the meeting or a designee of the Chair and responded to by a representative of the company as they would be at a shareholders meeting that was being held in person. As at an in-person meeting, to help ensure fairness for all attendees, the Chair of the meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the meeting or which are determined to be inappropriate or otherwise out of order.
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What do I do if I have difficulties accessing the meeting?
Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.
If you are accessing the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the meeting.
CHANGING YOUR VOTE
If you are a non-registered shareholder, you can revoke your prior voting instructions or appointment by providing new instructions at a later time online at www.proxyvote.com, by telephone or on a voting instruction form or form of proxy with a later date, in each case in accordance with the instructions on your voting instruction form or form of proxy, provided that your new instructions or appointment are received by your intermediary in sufficient time for your intermediary to act on them. In order to be effective, your new voting instructions or appointment must be received by Computershare before 10:00 a.m. (Toronto time) on May 8, 2023, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Instructions received after such deadline but before the meeting may only be effective to revoke any prior instructions or appointment. Otherwise, contact your intermediary if you want to revoke your prior voting instructions or appointment.
If you are a registered shareholder:
•
You may revoke any prior proxy by providing new voting instructions online or by phone or by signing and returning a new form of proxy with a later date, in each case in accordance with the instructions on your form of proxy. However, for your new voting instructions or appointment to be effective they must be received by Computershare no later than 10:00 a.m. (Toronto time) on May 8, 2023, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

•
You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Attention: Corporate Secretary) or at the offices of Computershare (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

•
Your proxy may also be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by you or by your attorney who has your written authorization.

•
You are reminded that if you if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. You will then have an opportunity to vote online at the meeting. If you do not wish to revoke your prior proxy, please do not accept the terms and conditions and attend as a guest.

Kinross reserves the right to accept late proxies, voting instructions and appointments and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy, voting instruction or appointment.
HOW YOUR PROXYHOLDER WILL VOTE
Your form of proxy or voting instruction form provide that your proxyholder must vote (or withhold from voting) your common shares according to the instructions that you provide on your proxy form or voting instruction form. If you do not specify how you want your shares voted, your proxyholder can vote your common shares as he or she determines.
If you have validly voted in advance and appointed the named proxyholder as your proxyholders and you do not specify how you want to vote, the named proxyholder will vote your common shares as follows:
•
for the election as directors of Kinross, the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the advisory resolution on the company’s approach to executive compensation

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The form of proxy gives discretionary authority to your proxyholder vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.
ABOUT PROXY SOLICITATION
Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.
In addition, Kinross has retained Kingsdale Advisors to provide the following services in connection with the meeting:
•
reviewing and analyzing the circular,

•
recommending corporate governance best practices where applicable,

•
liaising with proxy advisory firms,

•
developing and implementing shareholder communication and engagement strategies,

•
advising with respect to the meeting and proxies,

•
reporting on and reviewing the tabulation of proxies, and

•
soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately C$51,000 plus reimbursement of disbursements. Costs associated with the solicitation will be borne by the company and are not otherwise expected to be material.
REQUIRED QUORUM FOR THE MEETING
A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.
No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.
QUESTIONS
If you have questions, you may contact the company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.
North America (toll-free phone): 1 (866) 851-3217
outside North America: 1 (416) 867-2272
fax: 1 (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleadvisors.com
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Business of the Meeting
Your vote is important to us. Our goal is to secure the largest possible representation of Kinross shareholders at our 2023 Annual Meeting of Shareholders. Kinross shareholders are encouraged to vote in favour of the items detailed in this section of the circular.

Support the election of each director nominee
Kinross’ director nominees bring a broad range of skills, experiences and expertise to Kinross’ board of directors and reflect our continued commitment to excellence in corporate governance.

Highlights include:
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Maintained 100% independent board committees, all directors independent except for the CEO

•
Met target of 33% women directors for 2022

•
Nine directors with mining or global resource industry expertise

Appoint the auditors

The board of directors of Kinross recommends that it is in the best interests of Kinross and its shareholders to vote in support of the continued retention of KPMG as independent auditors to Kinross.

Support the “Say on Pay” resolution on executive compensation

Kinross’ executive compensation program is designed to strongly align pay with company performance and the long-term interests of shareholders:
•
80% of CEO and 75% of NEO total direct compensation is “at risk”

•
Equity makes up at least 50% of SLT total direct compensation and 55% of that equity is in the form of performance share units

•
Short-term incentive compensation is linked to strategic and annual objectives, including operational, financial, environmental and social performance

In 2022, given the extraordinary events of the year, compensation decisions balanced the different factors impacting performance outcomes to achieve our objectives of alignment with shareholder interests, paying for performance and compensation that is fair, competitive and transparent.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
BUSINESS OF THE MEETING
ITEMS OF BUSINESS
As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following four matters and vote on them as required:
1.
Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2022 and the report of the auditors on the financial statements will be received.
2.
Election of directors

The company’s board of directors (the board) currently comprises nine directors. With the proposed election of Mr. Michael Lewis to the board, the size of the board will increase to ten directors at the meeting. Mr. Atkinson intends to retire by the end of 2023. Shareholders will be asked to elect ten directors at the meeting, subject to Kinross’ majority voting policy outlined below. All directors so elected, with the exception of Mr. Atkinson as noted above, will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.
The board of directors of Kinross recommends that the shareholders of the company vote FOR the election as directors, the nominees whose names are set forth in this management information circular.
The named proxyholder, if named as proxy, intends to vote the common shares represented by any such proxy for the election of each of the nominees whose names are set forth starting on page 29, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of any director.
Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholder, if named as proxy, reserves the right to vote for another nominee in their discretion.
Majority voting policy
In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2021. The Corporate Governance Guidelines are available for review on the company’s website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation for consideration by the corporate governance and nominating committee (CGNC). The CGNC (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director’s resignation. Board members who received a majority “for” vote shall consider the recommendation (if there are fewer than three such directors, the board will consider the appropriate actions to be taken), and the resignation will be effective when accepted by the board. The board will accept the resignation absent exceptional circumstances. The director who has tendered their resignation pursuant to the majority voting policy will not participate in any deliberations of the CGNC or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders’ meeting and shall promptly issue a news release with the board’s decision and provide a copy to each of the TSX and NYSE. If the board determines not to accept a resignation, the news release will fully state the reasons for that decision.
Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 28.
3.
Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP (KPMG) of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board. This resolution must be approved by a majority of the votes cast by shareholders present at the meeting in person or by proxy.
For the fiscal years ended December 31, 2022 and December 31, 2021, KPMG and its affiliates were paid the following fees by Kinross:
	2022 C$1, 3	% of Total Fees2	2021 C$1, 3	% of Total Fees2
Audit Fees:
General	4,423,000	93%	4,677,000	95%
Securities matters	—	0%	—	0%
Total Audit Fees	4,423,000	93%	4,677,000	95%
Audit-Related Fees:
Translation services	137,000	3%	134,000	3%
Other	66,000	2%	86,000	2%
Total Audit-Related Fees	203,000	5%	220,000	5%
Tax Fees:
Compliance	—	0%	—	0%
Planning and advice	2,000	0%	1,000	0%
Total Tax Fees	2,000	0%	1,000	0%
All Other Fees4:	109,000	2%	6,000	0%
Total Fees	4,737,000	100%	4,904,000	100%

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

3.
Fee information includes out-of-pocket costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

4.
For 2022, All Other Fees includes approximately C$81,000 related to sustainability assurance work (2021 — $nil).

The board of directors of Kinross recommends that the shareholders of the company vote FOR the appointment of KPMG LLP of Toronto, Ontario as auditors of the company and that the board be authorized to fix their remuneration.

The named proxyholder, if named as proxy, intends to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross and that the board be authorized to fix their remuneration, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.
At the 2022 annual meeting of shareholders, 97.10% of votes cast were for the appointment of KPMG and authorizing the board to fix their remuneration. Details of the ARC’s evaluation of the company’s auditors are provided on page 140.
4.
Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of the company, including its shareholders. Detailed disclosure of our executive compensation program is provided under “Executive compensation discussion and analysis” starting on page 61.
In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Guidelines adopted by the board in November 2015 and last updated in February 2021. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 62 under the heading “Say on pay and shareholder engagement”.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2023 annual meeting of shareholders of the company.”
Because your vote is advisory, it will not be binding upon the board. However, the human resources and compensation committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

The board of directors of Kinross recommends that the shareholders of the company vote FOR the advisory resolution on the approach to executive compensation disclosed in this management information circular.

The named proxyholder, if named as proxy, intends to vote the common shares represented by any such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder who has given such proxy has directed that the shares be voted against it.
OTHER BUSINESS
Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, common shares represented by proxies appointing the named proxyholder as proxyholder will be voted in accordance with their best judgement.
2024 SHAREHOLDER PROPOSALS
The Business Corporations Act (Ontario) (OBCA) permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2024 is March 11, 2024.
SHAREHOLDER NOMINATIONS FOR DIRECTORS
Shareholders may at any time submit to the board the names of individuals for consideration as directors. The corporate governance and nominating committee will consider such submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.
Holders of shares representing in the aggregate not less than 5% of Kinross’ outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross’ proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.
ADVANCE NOTICE REQUIREMENTS
The company’s by-laws (by-laws) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company’s by-laws. The notice must be made not less than 30 days prior to the date of an annual meeting of shareholders. A copy of the by-laws of the company is available through the Kinross website at www.kinross.com/about/governance.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Directors
Our board of directors comprises experienced individuals who bring a broad and diverse range of perspectives, skills, knowledge and expertise. Shareholders are being asked to re-elect the nine continuing directors and a new director nominee. Proposed board will have 20% representation from designated diversity groups.

Board committees composed of 100% independent directors	33% women directors
Eight of the nine directors are independent, including the independent board chair.	Achieved 33% board gender diversity target for 2022 and focused on further advancing diversity through board succession planning.
Met independently
Board met independent of management at 100% of board and committee meetings in 2022.
In This Section:
Highlights: board attributes, 2022 board activity highlights	28
About the nominated directors	28
Directors’ skills and experience	41
Director compensation	41
Board committee reports	45

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DIRECTORS
BOARD ATTRIBUTES:
•
3 of 9 incumbent directors are women (33%), and 3 of 10 (30%) nominees for election at the meeting are women

•
8 of 9 (89%) incumbent directors are independent, including an Independent Chair, and 9 of 10 (90%) nominees for election at the meeting are independent

•
All board committees are composed solely of independent directors

•
The board and all board committees met independent of management at all of the meetings in 2022, including at regularly scheduled meetings

•
Chair of audit and risk committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts a peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

•
There are currently no public company interlocking directorships as none of the directors serve together as directors or trustees of any other public entity

2022 BOARD ACTIVITY HIGHLIGHTS:
•
Adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Approved the divestiture of the company’s assets in Russia and Ghana

•
Approved an enhanced buy-back program of the company’s common shares to rebalance the company’s use of free cash

•
Approved the payment of quarterly dividends

•
Received updates and reviewed issues relating to the company’s material properties

ABOUT THE NOMINATED DIRECTORS
The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholder, if named as proxy, intends to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2022. (Footnotes pertaining to the director nominees are on page 38)
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The following nominees were elected as directors at Kinross’ 2022 annual meeting of shareholders and are being proposed for re-election at the meeting.
IAN ATKINSON (73) Independent
Mr. Atkinson is a corporate director and was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996. From 1973 to 1991, he held various progressive leadership positions with mining companies in the United States and Canada.
Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	818,552,633	97.68
Withheld	19,425,689	2.32
2022 board and committee membership	Attendance
Board of directors	10 of 13 (77%)
Corporate Responsibility and Technical	6 of 6 (100%)
Corporate Governance and Nominating	4 of 4 (100%)
Human Resources and Compensation	6 of 6 (100%)
Public board memberships	Board committee memberships
Argonaut Gold Inc.	Nominating, Compensation and Governance (Chair), Safety, Health, Environmental, Sustainability and Technical
Globex Mining Enterprises Inc.	Audit; Corporate Governance; Compensation (Chair)
Wolfden Resources Corporation	Audit; Compensation; Sustainability (Chair)
Securities held
Year	2022	2021	Change
Common shares (#)	nil	nil	nil
DSUs (#)	218,872	181,503	37,369
Total common shares and DSUs (#)	218,872	181,503	37,369
Total at-risk value of common shares and DSUs at book value (C$)1	1,294,959	1,090,399	204,560
Total at-risk value of common shares and DSUs at market value (C$)1	1,208,173	1,332,232	(124,059)
Meets share ownership requirement2	Yes — 160%
Planned retirement3 2023

Ian Atkinson The Woodlands, Texas, USA
Director since February 10, 2016

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Financial literacy

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KERRY D. DYTE (63) Independent
Mr. Dyte is a corporate director and was most recently Executive Transition Advisor at Cenovus Energy Inc. (Cenovus), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation (EnCana), a leading North American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel.
Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. In November 2019, Mr. Dyte became a director of Hull Child and Family Foundation, a charity providing funding to Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families.
Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	824,194,573	98.36
Withheld	13,783,748	1.64
2022 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Audit and risk	4 of 4 (100%)
Corporate governance and nominating	4 of 4 (100%)
Public board and committee memberships: none
Securities held
Year	2022	2021	Change
Common shares (#)	40,500	40,500	nil
DSUs (#)	126,302	97,194	29,108
Total common shares and DSUs (#)	166,802	137,694	29,108
Total at-risk value of common shares and DSUs at book value (C$)1	949,448	790,472	158,976
Total at-risk value of common shares and DSUs at market value (C$)1	920,747	1,010,674	(89,927)
Meets share ownership requirement2	Yes — 117%

Kerry D. Dyte Calgary, Alberta, Canada
Director since November 8, 2017

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Governance/board

•
Legal

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GLENN A. IVES (62) Independent
Mr. Ives is a corporate director and has held various leadership positions with Deloitte Canada including as an audit specialist in the mining sector during his tenure with them from 1999 to 2020. He served as Deloitte’s mining leader for North and South America from 2007 to March 2020. He was Executive Chair from 2010 to 2018 and Vice Chair from 2006 to 2010. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, from 1993 to 1999, Mr. Ives was CFO and Director of Vengold Inc.; from 1988 to 1999 he was with TVX Gold Inc. as Vice-President of Finance. Mr. Ives also served as a Director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives was an audit manager with Coopers & Lybrand from 1985 to 1988.
Mr. Ives is currently the Chair of the St. Paul’s Hospital Foundation (Vancouver) and the Chair of University of Waterloo’s School of Accounting and Finance Advisory Board. Mr. Ives is also a Board member, Treasurer and Finance Committee Chair with West Vancouver United Church and serves as a Board member for Bard on the Beach, a professional Shakespeare festival in Western Canada. He also served as a Board member on the Princess Margaret Cancer Foundation from 2010 to 2019 (Chair from 2016 to 2018). Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants of British Columbia and a member of Chartered Professional Accountants of Ontario.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	828,957,429	98.92
Withheld	9,020,893	1.08
2022 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Audit and risk	4 of 4 (100%)
Human resources and compensation	6 of 6 (100%)
Special	1 of 1 (100%)
Public board memberships	Board committee memberships
Wheaton Precious Metals	none
NervGen Pharma Corp.	Lead director; Audit (Chair); Governance and nominating
Securities held
Year	2022	2021	Change
Common shares (#)	70,000	50,000	20,000
DSUs (#)	59,289	30,322	28,967
Total common shares and DSUs (#)	129,289	80,322	48,967
Total at-risk value of common shares and DSUs at book value (C$)1	934,480	687,653	246,827
Total at-risk value of common shares and DSUs at market value (C$)1	713,675	589,563	124,112
Meets share ownership requirement2	Yes — 115%

Glenn A. Ives Vancouver, British Columbia, Canada
Director since May 6, 2020

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Information technology

•
Human resources

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
AVE G. LETHBRIDGE (61) Independent
Ms. Lethbridge is a corporate director and former Executive Vice-President, Chief Human Resources and Safety & Ethics Officer of Toronto Hydro Corporation, an electric utility and energy service company, a position that she held from 2013 until her retirement in December 2021. Since 1998, she held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, business continuity and pandemic incident command, corporate social responsibility, sustainability (ESG), climate change strategy targets, mergers and restructuring, executive succession, enterprise risk, security & crisis management, regulatory compliance, strategy, technology change and innovation, government relations, and corporate governance. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her over 30 years human resources experience also includes the gas, utility and telecom industry.
Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, in California, with international consulting experience in the U.S., China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive and a former Board Governor of Georgian College. In 2021, she was the recipient of the Lifetime Achievement award (2021 OEA Energy Awards) from the Ontario Energy Association.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	822,031,204	98.10
Withheld	15,947,117	1.90
2022 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Corporate governance and nominating	4 of 4 (100%)
Human resources and compensation	6 of 6 (100%)
Public board memberships	Board committee memberships
Algoma Steel Inc.	Human resources and compensation; Risk
Securities held
Year	2022	2021	Change
Common shares (#)	nil	nil	nil
DSUs (#)	275,140	229,039	46,101
Total common shares and DSUs (#)	275,140	229,039	46,101
Total at-risk value of common shares and DSUs at book value (C$)1	1,439,594	1,187,703	251,891
Total at-risk value of common shares and DSUs at market value (C$)1	1,518,773	1,681,146	(162,373)
Meets share ownership requirement2	Yes — 188%

Ave G. Lethbridge Toronto, Ontario, Canada
Director since May 6, 2015

Skill/area of experience6
•
Managing or leading growth

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Information technology

•
Human resources

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and Social

•
Governance/board

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
ELIZABETH D. McGREGOR (46) Independent
Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, and from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion. Ms. McGregor started her career as an Audit Manager with KPMG LLP from 2001 to 2006.
Ms. McGregor holds a Bachelor of Arts (Honours) degree in Sociology from Queen’s University in Kingston, Ontario and is a Canadian Chartered Professional Accountant (CPA, CA).
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	828,610,027	98.88
Withheld	9,368,295	1.12
2022 board and committee membership	Attendance
Board of directors	12 of 13 (92%)
Audit and risk	4 of 4 (100%)
Corporate responsibility and technical	6 of 6 (100%)
Public board memberships	Board committee memberships
Orla Mining Ltd.	Audit (Chair); Compensation
Infield Minerals Corp.	Audit (Chair); Compensation
Securities held
Year	2022	2021	Change
Common shares (#)	nil	nil	nil
DSUs (#)	78,320	46,573	31,747
Total common shares and DSUs (#)	78,320	46,573	31,747
Total at-risk value of common shares and DSUs at book value (C$)1	537,891	363,886	174,005
Total at-risk value of common shares and DSUs at market value (C$)1	432,326	341,846	90,480
Meets share ownership requirement2	66%4

Elizabeth D. McGregor Vancouver, British Columbia, Canada
Director since November 6, 2019

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Mining or global resource industry

•
Information technology

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Governance/board

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
CATHERINE McLEOD-SELTZER (63) Independent
Ms. McLeod-Seltzer is a corporate director and a recognized leader in the minerals industry for her ability to create growth-focused companies that generate significant shareholder value. She was appointed the Independent Chair of the company effective January 1, 2019 having served as a director since 2005. She has been the Non-Executive Chair, founder and a director of Bear Creek Mining, a silver mining company, since 2003 and from 1997 through 2013 was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor’s degree in Business Administration from Trinity Western University.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	745,258,792	88.94
Withheld	92,719,530	11.06
2022 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Corporate responsibility and technical	6 of 6 (100%)
Human resources and compensation	6 of 6 (100%)
Special	1 of 1 (100%)
Public board memberships	Board committee memberships
Bear Creek Mining Corporation, Chair	Compensation
Lucara Diamond Corp.	Audit; Corporate governance and nominating; Safety, health, environment and community relations (Chair)
Flow Capital Corp.	Audit; Compensation (Chair); Governance
Securities held
Year	2022	2021	Change
Common shares (#)	12,296	12,296	nil
DSUs (#)	390,380	336,287	54,093
Total common shares and DSUs (#)	402,676	348,583	54,093
Total at-risk value of common shares and DSUs at book value (C$)1	2,514,244	2,219,006	295,238
Total at-risk value of common shares and DSUs at market value (C$)1	2,222,772	2,558,599	(335,827)
Meets share ownership requirement2	Yes — 310%

Catherine McLeod-Seltzer Vancouver, British Columbia, Canada
Director since October 26, 2005

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Financial literacy

•
Investment banking/
mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

34	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KELLY J. OSBORNE (66) Independent
Mr. Osborne is a corporate director and was most recently, until his retirement in June 2022, the CEO of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.
From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (Homestake) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992.
Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	823,834,258	98.31
Withheld	14,144,063	1.69
2022 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Corporate responsibility and technical	6 of 6 (100%)
Corporate governance and nominating	4 of 4 (100%)
Public board and committee memberships: none
Securities held
Year	2022	2021	Change
Common shares (#)	nil	nil	nil
DSUs (#)	360,519	299,234	61,285
Total common shares and DSUs (#)	360,519	299,234	61,285
Total at-risk value of common shares and DSUs at book value (C$)1	1,979,034	1,644,147	334,887
Total at-risk value of common shares and DSUs at market value (C$)1	1,990,065	2,196,378	(206,313)
Meets share ownership requirement2	Yes — 246%

Kelly J. Osborne Horseshoe Bay, Texas, USA
Director since May 6, 2015

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Financial literacy

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	35

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
J. PAUL ROLLINSON (61) Chief Executive Officer Not Independent
Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.
Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	829,059,653	98.94
Withheld	8,918,668	1.06
2022 board and committee membership5	Attendance
Board of directors	13 of 13 (100%)
Public board memberships	Board committee memberships
Sylvamo Corporation	Management development and compensation
Securities held
Year	2022	2021	Change
Common shares (#)	2,742,947	2,516,655	226,292
RSUs (#)	1,531,913	1,528,582	3,331
Total common shares and RSUs (#)	4,274,860	4,044,047	230,813
Total at-risk value of common shares and RSUs at book value (C$)1,7	28,861,719	26,468,796	2,392,923
Total at-risk value of common shares at market value (C$)1	15,141,067	18,472,248	(3,331,181)
Total at-risk value of RSUs at market value (C$)1,7	8,456,160	11,219,792	(2,763,632)
Total at-risk value of common shares and RSUs at market value (C$)1,7	23,597,227	29,683,305	(6,086,078)
Meets share ownership requirement2	Yes — 330%
Options held
Date granted	Expiry date	Exercise price	Options granted and vested	Total unexercised	At-risk value of options unexercised
		(C$)	(#)	(#)	(C$)8
15/02/16	15/02/239	4.17	404,577	404,577	546,179
20/02/17	20/02/24	5.06	404,268	404,268	185,963
19/02/18	19/02/25	4.95	444,185	444,185	253,185
18/02/19	18/02/26	4.59	453,050	453,050	421,337
Total			1,706,080	1,706,080	1,406,664

J. Paul Rollinson Toronto, Ontario, Canada
Director since August 1, 2012

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and Social

36	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DAVID A. SCOTT (61) Independent
Mr. Scott is a corporate director and was most recently the lead director on the Board of Maverix Metals Inc., until its acquisition by Triple Flag Precious Metals Corp. in January 2023. Previously, he was Vice Chairman and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions leading to his role as Vice-Chairman. During his 20 year career with CIBC, Mr. Scott played an active role in the majority of significant mining related mergers and acquisitions and equity financing transactions completed in Canada. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.
Mr. Scott was a member of the Mining Association of Canada’s Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Association of Canada and assisted with the development of the world’s first Mining MBA Program at the Schulich School of Business.
Mr. Scott holds a BASc in Geology from the University of Western Ontario.
2022 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	829,143,995	98.95
Withheld	8,834,327	1.05
2022 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Audit and risk	4 of 4 (100%)
Corporate responsibility and technical	6 of 6 (100%)
Special	1 of 1 (100%)
Public board and committee memberships: none
Securities held
Year	2022	2021	Change
Common shares (#)	20,000	20,000	nil
DSUs (#)	116,962	76,733	40,229
Total common shares and DSUs (#)	136,962	96,733	40,229
Total at-risk value of common shares and DSUs at book value (C$)1	917,919	697,505	220,414
Total at-risk value of common shares and DSUs at market value (C$)1	756,030	710,020	46,010
Meets share ownership requirement2	Yes — 113%

David A. Scott Toronto, Ontario, Canada
Director since May 8, 2019

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Mining or global resource industry

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	37

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Footnotes pertaining to director nominees
1.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 30, 2022: C$5.52 and December 31, 2021: C$7.34.

2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. Ownership requirement has been calculated based on the 2023 board membership retainer. See “Share ownership” for independent directors on page 43. For Mr. Rollinson, see “Share ownership” on page 73.

3.
Mr. Atkinson intends to retire by the end of 2023. He has agreed to continue on the board in order to assist with a seamless transition of his responsibilities. See “Board term and renewal” on page 138.

4.
Ms. McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her share ownership requirement. As at December 31, 2022, Ms. McGregor’s eligible shareholding is at 1.99 times her current annual board retainer.

5.
Mr. Rollinson is not a member of any board committee; as the Chief Executive Officer, he is not an independent director.

6.
See “Directors’ skills and experience” on page 41 for a description of such skills/experience.

7.
Includes 100% of restricted performance share units (RPSUs).

8.
Computed by multiplying the number of unexercised options to the difference between the December 31, 2022 closing price and the exercise price of options at the time of grant.

9.
Since exercised as at the date of this Circular.

38	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
New nominee for director:
The corporate governance and nominating committee and the board completed a detailed review of potential candidates for appointment to the board to accommodate Mr. Atkinson’s planned retirement in 2023. Various considerations were taken into account during the review process, including prior senior operational and resource industry experience, expertise in other key functional areas, succession planning, board diversity and board continuity. The board also engaged an independent search firm to assist with sourcing candidates and to facilitate the review process. The review process culminated in the board shortlisting Mr. Michael A. Lewis to join the board. Management and the board are nominating Mr. Lewis for election as director at the meeting.
Mr. Lewis is, for the first time, being proposed for election by shareholders at the meeting.
Michael A. Lewis (61) Independent
Mr. Lewis is a corporate director with over 35 years of experience in electric utility operations. He was most recently Senior Vice President, Electric Operations and Interim President of Pacific Gas and Electric Company (PG&E), an American electric utility company, a position he held since July 2020 until his retirement in December 2020. From 2018 to 2020 he served as PG&E’s Vice President of Electric Distribution and Senior Vice President of Electric Operations. Prior to joining PG&E, from 1986 to 2018, Mr. Lewis held various senior leadership positions with Duke Energy Corporation and its predecessors. He started his career in 1986 with Florida Power, working in the field as an electrical engineer, and progressing steadily through the ranks to hold various supervisory and managerial positions until 2000. From 2000 to 2008, he was Vice President at Florida Power and Progress Energy, overseeing a range of functional responsibilities. Between 2008 and 2018, he held the position of Senior Vice President at both Progress Energy and Duke Energy.
Mr. Lewis has previously held volunteer positions with or served as a member of the boards of The United Way of Central Carolinas, the Florida International Museum, the California Governor’s Earthquake Advisory Commission and the Bay Area Chapter of the American Red Cross. Mr. Lewis holds a Bachelor of Science Degree in Electrical Engineering from the University of Florida and an MBA from Nova Southeastern University. He has also attended the Advanced Management Program at Duke University and an Executive Management Program at The Wharton School, University of Pennsylvania.
Public board memberships	Board committee memberships
Portland General Electric Company	Audit and risk; Finance (Chair)
Newpark Resources, Inc.	Audit; Compensation and ESG (Chair)
Mr. Lewis does not own any common shares in the company.

Michael A. Lewis Bethesda, Maryland, USA
Skill/area of experience1 • Managing or leading growth • Senior officer • Operations • Financial literacy • Corporate responsibility and sustainable development • Governance/board

1.
See “Directors’skills and experience” on page 41 for a description of such skills/experience.

2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	39

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
For a discussion regarding directors’ compensation, please refer to page 41.
The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 41.
Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross’ directors during 2022 can be found starting on page 133.
Cease trade orders, bankruptcies, penalties or sanctions
No proposed director is, or within the ten years prior to the date hereof has:
a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Committee membership and independence
The table below shows the 2022 board committee membership of each independent director standing for re-election at the meeting.
Committees
	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee	Special committee
Ian Atkinson		Chair until May 11, 2022 Member from May 12, 2022	✓	✓
Kerry Dyte	✓	Member until May 11, 2022 Chair from May 12, 2022
Glenn Ives	Chair			✓	✓
Ave Lethbridge		✓		Chair
Elizabeth McGregor	✓		✓
Catherine McLeod-Seltzer			✓	✓	Chair
Kelly Osborne		✓	Chair
David Scott	✓		✓		✓
40	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DIRECTORS’ SKILLS AND EXPERIENCE
The matrix below shows the mix of skills and experience, in areas that are important to the company’s business, of the ten director nominees standing for election at the meeting. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board. Beginning 2019, the board also tracks directors’ experience in areas of environmental and social issues in the context of mining operations.
Skill / area of experience	Directors with significant skills or experience
Managing or leading growth — experience driving strategic direction and leading growth of an organization	10
International — experience working in a major organization that has business in one or more international jurisdictions	8
Senior officer — experience as a CEO or other senior officer of a publicly listed company or major organization	10
Operations — experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	8
Mining or global resource industry — experience in the mining industry, combined with a strong knowledge of market participants	9
Information technology — experience in information technology with major implementations of management systems	3
Human resources — strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2
Investment banking/mergers and acquisitions — experience in investment banking, finance or in major mergers and acquisitions	8
Financial literacy — senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, US GAAP, and/or IFRS)	10
Communications, investor relations, public relations and media — experience in or a strong understanding of communications, public media and investor relations	6
Corporate responsibility and sustainable development — understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	8
Government relations — experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally	6
Environmental and Social — extensive knowledge in, and experience managing, a broad range of environmental and social issues in the context of mining operations	5
Governance/board — experience as a board member of a major organization	8
Legal — experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1
DIRECTOR COMPENSATION
Approach
The board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the human resources and compensation committee (HRCC), to complete a market review of the competitiveness of Kinross’ director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on page 68) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing its analysis, Mercer also reviews market trends in director compensation and detailed market data. In 2022, the board effected certain changes to the director compensation for 2023 based on the recommendations received from Mercer. The following changes to directors’ compensation were approved for 2023: (i) the board chair total retainer increased to C$520,000 from C$480,000; and (ii) the board member total retainer increased to C$270,000 from C$240,000.
2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	41

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2022 Retainers and fees
The board has established a flat fee structure for all independent directors. For 2022, the annual board membership retainer paid to independent directors was C$240,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in Deferred Share Units (DSUs). On an annual basis, an independent director can also elect to receive a greater percentage of their board membership retainer in DSUs.
In addition to the board membership retainer, the Chairs of each of the corporate governance and nominating (CGNC), corporate responsibility and technical (CRTC) and HRCC received C$30,000 and the Chair of the audit and risk committee (ARC) received C$50,000. Other members of the CGNC, CRTC and HRCC received C$15,000 per committee and members of the ARC received C$20,000. The committee Chairs do not receive additional member fees for being part of the committee.
The Independent Chair received an additional C$240,000 but did not receive any fees for being a member of the HRCC and the CRTC. In addition, independent directors (other than the Independent Chair) received a travel fee of C$2,000 per trip for travel from outside of Toronto to board/committee meetings held in 2022. The Independent Chair does not receive any travel fee. Independent directors are also entitled to reimbursement of their reasonable board-related expenses.
The following table sets out details of the flat fee structure for independent directors for 2022:
2022 fees (C$)
Board Chair1	$240,000
Board member (including board Chair)	$240,000
Chair — audit and risk committee	$50,000
Chair — corporate responsibility and technical, corporate governance and nominating or human resources and compensation committees	$30,000
Member (excluding the Chair) — audit and risk committee	$20,000
Member (excluding the Chair) — corporate responsibility and technical2, corporate governance and nominating or human resources and compensation committees2	$15,000

1.
For 2022, C$480,000 in total with the inclusion of Ms. McLeod-Seltzer’s board membership retainer.

2.
Ms. McLeod-Seltzer, as the Independent Chair of the board, did not receive a separate fee for being a member of the HRCC and CRTC.

In Q4 2022, a Special Committee of the board comprising independent directors was established primarily for the purpose of evaluating and supervising potential strategic transactions as they arise. The fee for this committee has been established at C$40,000 for each member and at C$50,000 for the Chair. No fee was paid to members of the Special Committee in 2022.
Deferred share units
The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.
A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.
DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.
The number of DSUs granted to an independent director on the last day of each quarter in respect of their current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.
At such time as an independent director ceases to be a director, the company will make a cash payment on the outstanding DSUs to the independent director in accordance with the redemption election made by the departing director or, in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.
42	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see “Executive compensation discussion and analysis” starting on page 61). A summary of the compensation earned by Mr. Rollinson for 2022 is provided in the “Summary compensation table” on page 110.
Share ownership
In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently revised in February 2021.
In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up their holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross’ Disclosure, Confidentiality and Insider Trading Policy (Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company’s website at www.kinross.com.
The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2022 and whether they met Kinross’ independent director share ownership requirement as of that date.
Name	Eligible share holdings C$($)1, 2	Exceeds/ (shortfall of) share ownership requirement by C$($)3	Multiple of board retainer	Met current requirement
I. Atkinson	1,294,959	484.959	4.80	Yes
K. Dyte	949,448	139,448	3.52	Yes
G. Ives	934,480	124,480	3.46	Yes
A. Lethbridge	1,518,773	708,773	5.63	Yes
E. McGregor4	537,891	(272,109)	1.99	N/A
C. McLeod-Seltzer	2,514,244	1,704,244	9.31	Yes
K. Osborne	1,990,065	1,180,065	7.37	Yes
D. Scott	917,919	107,919	3.40	Yes

1.
Greater of book or market value as at December 31, 2022. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares on the TSX as at December 31, 2022: C$5.52.

2.
Except for Ms. Lethbridge and Mr. Osborne, book value was greater than market value for all directors as at December 31, 2022.

3.
Ownership requirement calculated based on 2023 board retainer of C$270,000.

4.
Ms. McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her share ownership requirement.

As CEO of the company, Mr. Rollinson’s share ownership requirements are described under “Share ownership” on page 73.
2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	43

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Director compensation table
The following table sets out the fees earned by independent directors who served as directors during 2022 and the proportion of fees taken in the form of DSUs.6
Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$1	Total Fees Earned in US$2	2022 Total DSUs value vested or earned in US$3	Value of all outstanding DSUs as at Dec 31, 2022 in US$4
I. Atkinson	177,192	N/A	8,0385	29,205	7,383	221,817	152,294	891,994
K. Dyte	177,192	N/A	14,1115	18,785	7,383	217,471	118,627	514,733
G. Ives	177,192	N/A	36,915	11,075	7,383	232,565	118,053	241,627
A. Lethbridge	177,192	N/A	22,149	11,075	N/A	210,416	187,881	1,121,310
E. McGregor	177,192	N/A	N/A	25,841	7,383	210,416	129,382	319,187
C. McLeod-Seltzer	177,192	177,192	N/A	N/A	N/A	354,384	220,451	1,590,961
K. Osborne	177,192	N/A	22,149	11,075	7,383	217,799	249,762	1,469,265
D. Scott	177,192	N/A	N/A	25,841	N/A	203,033	163,950	476,669
TOTAL	1,417,536	177,192	103,362	132,894	36,915	1,867,899	1,340,400	6,625,746

1.
Travel fees are paid in cash for all directors.

2.
Portion of fees taken in cash and/or DSUs:
Mr. Osborne — 100% of fees in DSUs
Ms. Lethbridge and Mr. Scott — 75% of fees in DSUs
Mr. Atkinson and Ms. McGregor — 60% of fees in DSUs
All other directors — 50% of fees in DSUs
Fees = board membership retainer + committee chair fee + committee member fee + Independent Chair retainer (for Catherine McLeod-Seltzer).

3.
Value as at December 31, 2022 of the 2022 compensation taken as DSUs.

4.
Value as at December 31, 2022, of all outstanding DSUs, including dividends on DSUs. Please refer to the narrative under “Deferred Share Units” on page 42 for a description of the methodology used to grant and value DSUs.

5.
Mr. Atkinson was Chair of the CGNC until May 11, 2022 and Mr. Dyte became Chair of CGNC from May 12, 2022. The CGNC Chair retainer for 2022 has accordingly been split between Messrs. Atkinson and Dyte.

6.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using the December 30, 2022 exchange rate of C$1=US$0.7383.

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BOARD COMMITTEE REPORTS
The board discharges its responsibilities directly and through its committees. Over the years, the responsibilities of the committees have evolved to include oversight in areas of significance to various stakeholder groups. Recently, greater attention has been directed at: sustainability, climate change, the safety of tailings facilities; broader environmental and social issues; inclusion and diversity; and cybersecurity matters.
The corporate governance and nominating committee (CGNC) has overall responsibility for overseeing the company’s governance structure and corporate policies. The CGNC conducts an annual review of the board and committee charters and a bi-annual review of the company’s core governance policies. Where advisable, the CGNC recommends changes to the governance policies or charters of the appropriate board committee to improve oversight in emerging and key areas of governance.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

- **Oversee the development and implementation of the broad framework for corporate governance**
- **Ongoing monitoring of compliance with the Code of Business Conduct and Ethics**
- **Annual review of the board committee charters and recommend amendments to align with governance best practices**

Audit and Risk Committee
Overall risk assessment

Corporate Responsibility and Technical Committee
Operational Risk Assessment

Business Risks
Health
Safety
Environmental
Climate Change
Social
Mining
Geological
Metallurgical
Technical

BOARD OVERSIGHT

Ongoing risk assessment and disclosure including emerging areas of focus

The audit and risk committee (ARC) is the committee primarily tasked with the responsibility of business risk oversight. The committee discharges this oversight function through quarterly risk reviews with management, provides feedback on risk assessment and management processes, and recommends necessary follow-up action. It provides ongoing advice to the board on overall risk oversight. The CRTC has primary oversight of operational, environmental and social matters and receives input on risks and materiality from the ARC.
The ARC’s risk oversight mandate includes ongoing review of information technology (IT) security risks. The committee receives quarterly IT and cybersecurity updates from management and conducts comprehensive annual reviews of the company’s privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its management information systems and data. IT security risk at Kinross is managed globally through a centralized, risk-based methodology. A dedicated team of IT security professionals manage the IT security risk processes and IT security operations. The company provides annual cybersecurity education and training for all of its employees, contractors and the board and additional training is provided for high-risk functions within the business. In furtherance of its oversight of privacy and data security risk mitigation measures, the ARC also receives regular updates on planned IT initiatives in collaboration with compliance and internal audit teams and receives updates on the evolving international IT regulatory framework.
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Perspectives on Environmental, Social and Governance (ESG) issues like climate change, biodiversity, water usage, sustainability, and inclusion and diversity have continually evolved over the years. ESG matters pervade all aspects of our business and the company has always had a strong track record of consistent performance on these matters (the company’s Sustainability Report and Climate Report are available on the company’s website at www.kinross.com). The company’s board is ultimately responsible for the stewardship of the business and affairs of Kinross, including oversight of ESG matters. Ongoing ESG oversight by the board is discharged primarily through its four committees. Charters of each of the four committees address different facets of ESG matters that correspond to the committee’s primary purpose and oversight function. Every year, the board and its committees conduct a review of their charters and recent updates have clarified oversight responsibilities for various ESG matters. The charters of the board and its committees are available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
In Q4 2022, a Special Committee of the board was established, comprised entirely of independent directors. The purpose of the Special Committee is to review, consider, direct and supervise a range of potential strategic transactions, including potential asset acquisitions and dispositions, financings and possible business combination and third-party sale transactions.
The company also recognizes that opportunities continually present themselves to further strengthen its ESG practices. In 2021, the company established an ESG Executive Committee that reports to the CEO and Senior Leadership Team. The position of Vice President, ESG Strategy, was also created to work closely with the ESG Executive Committee to advance the development of a holistic ESG strategy and to monitor the progress toward the company’s ESG goals. The ESG Executive Committee provides quarterly updates to the board and, as required, also provides updates to the CGNC, CRTC, ARC and HRCC to address ESG strategy and progress related to key ESG mandates of the respective board committees.
Detailed reports for each committee with respect to its mandate and activities for 2022 may be found in the following pages.
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BOARD COMMITTEE REPORTS
Audit and risk committee

Members as at December 31, 2022

Kerry D. Dyte	Glenn A. Ives (Chair)	Elizabeth D. McGregor	David A. Scott
The audit and risk committee (ARC) is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and Mr. Ives, the Chair of the committee, and Ms. McGregor are financial experts in accordance with the New York Stock Exchange (NYSE) standards and U.S. Securities and Exchange Commission (SEC) requirements. The ARC has a written charter setting out its responsibilities.
Generally, the ARC is responsible for overseeing:
•
the integrity of Kinross’ financial statements,

•
the independent auditors’ qualifications and independence,

•
the performance of the internal audit function, and

•
the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee:
•
reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the company’s assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight and management of principal business and operational risks.

In carrying out its mandate, the ARC met four times in 2022, on each occasion also meeting in camera without management. The committee fulfilled its mandate by doing the following, among other things:
•
received reports from the disclosure committee Chair,

•
reviewed and recommended for approval financial statements, and management’s discussion and analysis,

•
reviewed and approved financial information contained in press releases,

•
obtained and reviewed treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved the 2022 internal audit plan,

•
reviewed the committee’s charter,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

•
obtained reports from the external auditors,

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•
evaluated the performance of the external auditors,

•
met with management separately,

•
reported to the board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross’ risk management activities including the implementation of the enterprise risk management system,

•
reviewed and recommended for approval by the board, a revised delegation of authority policy,

•
in conjunction with the corporate responsibility and technical committee, received updates from management on operational aspects pertaining to environment, social and corporate responsibility that could impact the organizational risk assessment,

•
received updates on material claims (actual, contingent or potential) and material legislative changes,

•
received reports on and considered the company’s compliance practices and whistleblower reports,

•
received updates on Kinross’ privacy, data and cybersecurity risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and

•
reviewed Kinross’ general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

Additional information regarding the company’s ARC is contained in the company’s annual information form (AIF) under the heading audit and risk committee and a copy of the ARC charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company’s profile on SEDAR at www.sedar.com. The charter of the ARC is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Glenn A. Ives”
Chair, audit and risk committee
48	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

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Corporate governance and nominating committee

Members as at December 31, 2022

Ian Atkinson	Kerry D. Dyte (Chair)	Ave G. Lethbridge	Kelly J. Osborne
The corporate governance and nominating committee (CGNC) is composed entirely of independent directors. The mandate of the CGNC has been formalized in its written charter. The committee’s mandate continues to include responsibility for developing the company’s approach to matters of corporate governance, identifying and proposing new qualified nominees to the board, for assessing directors on an on-going basis and reviewing and making recommendations to the board as to all such matters.
Generally, the CGNC’s mandate includes:
•
assisting the Chair of the board in carrying out their responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chair of the board with the evaluation of individual directors and the board as a whole,

•
receiving periodic reports under the company’s whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures so that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to the full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management,

•
evaluating appropriateness of continued board membership in line with the corporate governance guidelines, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The CGNC maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see “Directors’ skills and experience” on page 41).
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In carrying out its mandate, the CGNC met four times in 2022, and met in camera without management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:
•
assessed the independence of the directors,

•
reviewed external corporate governance surveys and considered improvements that could be made to Kinross’ practices,

•
received reports on the whistleblower program and considered the company’s compliance practices,

•
assessed performance of individual directors and the board as a whole in accordance with previously approved processes (see “Assessing the board” on page 130), reviewed the completed board evaluation questionnaires and feedback received on individual directors,

•
provided feedback to the board regarding the above evaluations,

•
assessed the company’s directors and officers’ liability insurance needs,

•
reviewed revisions to the charters of the board and committees and made recommendations to the board for approval,

•
reviewed the core policies of the company, and

•
engaged with professional recruiters and shortlisted candidates for board succession.

The Corporate Governance Guidelines and the charter of the CGNC are available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Kerry Dyte”
Chair, corporate governance and nominating committee
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Corporate responsibility and technical committee

Members as at December 31, 2022

Ian Atkinson	Elizabeth D. McGregor	Catherine McLeod-Seltzer	Kelly J. Osborne (Chair)	David A. Scott
The corporate responsibility and technical committee (CRTC) is composed entirely of independent directors. The mandate of the CRTC, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.
Generally, the CRTC’s mandate includes:
•
providing advice to assist management in achieving the objectives set out in the Kinross Safety and Sustainability Policy, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety, environmental, sustainability and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing with management the company’s integration of sustainability policies, practices and goals into its business strategy and decision making, including management’s strategy for reducing the company’s carbon footprint,

•
overseeing management’s plans with respect to the identification and measurement of short- and long-term sustainability objectives for the company, including any related controls or assurance on measurement, and reviewing management’s performance against such objectives,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resource assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resource estimates,

•
reviewing and recommending to the board for approval, the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
reviewing and recommending to the board for approval the company’s voluntary environmental, social and governance (including sustainability) reporting,

•
considering with management the technical aspects of the company’s material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing and identification of risks related to exploration, development, operating, mine closure and reclamation activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company’s exploration, development, operating activities, mineral reserves or mineral resources.

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In carrying out its mandate, the CRTC met six times during 2022, on each occasion also meeting in camera without management. The committee fulfilled its responsibilities by doing the following, among other things:
•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the company’s community and government relations initiatives, and on the implementation of the company’s corporate responsibility strategy,

•
received periodic reports on the company’s implementation of procedures for identifying, assessing, monitoring and managing sustainability risks,

•
reviewed with management the company’s strategy for reducing the company’s carbon footprint and greenhouse gas emissions,

•
reviewed and recommended for approval by the board, changes to the committee’s charter,

•
received updates and reported to the board on the annual mineral reserve and resource statement,

•
received updates on the company’s risk assessment and risk mitigation measures as they relate to operational, health, safety, environmental, business continuity and crisis management aspects,

•
received an update on results of the feasibility study on the Manh Choh project in Alaska, USA,

•
received an update on tailings management from the external independent tailings reviewer,

•
reviewed and recommended to the board for approval, the 2023 operations and exploration budget, and

•
received updates on the company’s material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the board on environmental, health, safety, project permitting and corporate responsibility matters related to the company’s operations and activities.
A copy of the CRTC charter is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Kelly Osborne”
Chair, corporate responsibility and technical committee
52	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

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Human resources and compensation committee

Members as at December 31, 2022

Ian Atkinson	Glenn A. Ives	Ave G. Lethbridge (Chair)	Catherine McLeod-Seltzer
The human resources and compensation committee (HRCC), which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers including Named Executive Officers (NEOs), directors and employees of the company.
For the purpose of its mandate, the HRCC reviews all aspects of compensation paid to management, directors and employees of other selected mining companies to ensure the company’s compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.
In 2022, the HRCC engaged Mercer to provide support in determining compensation for the company’s senior executive officers and directors (see “Independent advice”, page 67). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see “Director Compensation — Approach” starting on page 41, “Executive compensation discussion and analysis” starting on page 61 and “Compensation governance” on page 62.
The HRCC annually reviews succession plans for the CEO and senior leadership team. Candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the HRCC has been formalized in a written charter.
In carrying out its mandate, the HRCC met six times in 2022, on each occasion also meeting in camera without management.
In fulfilling its mandate in 2022, the HRCC:
•
approved equity grants, the budget for equity grants for the following year, and considered a projection of share pool usage,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed the existing compensation model including the philosophy, methodology and program design, relative to market best practices, current trends, and the objectives of the program,

•
examined and approved the 2022 comparator group,

•
reviewed long-term incentive plan program attributes including the mix of restricted share units, options and restricted performance share units versus the comparator group and the broader industry, and updated as necessary, as discussed on page 68,

•
“stress tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings, and reviewed realized and realizable pay relative to performance and to peers,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, and reviewed candidates identified for each position,

•
implemented a human resources strategy with a focus on talent acquisition and retention,

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•
considered Kinross’ performance relative to peers,

•
completed an assessment of performance results relative to the performance objectives established at the start of the year,

•
reviewed current holdings relative to share ownership guidelines for members of the board, and the senior leadership team,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated their performance,

•
reviewed compensation for companies in the comparator group and considered compensation for directors and the senior leadership team relative to the market,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and considered the independence of compensation advisors,

•
oversaw management’s efforts in establishing an inclusive and diverse culture in furtherance of the company’s values,

•
reviewed all of the company’s global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the HRCC charter is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Ave G. Lethbridge”
Chair, human resources and compensation committee
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Special committee

Members as at December 31, 2022

Glenn A. Ives	Catherine McLeod-Seltzer (Chair)	David A. Scott
The special committee is composed entirely of independent directors. The mandate of the special committee is to review, consider, direct and supervise a range of potential strategic transactions, including potential asset acquisitions and dispositions, financings and possible business combination and third-party sale transactions.
Generally, the special committee’s mandate includes:
•
reviewing, directing and supervising the process to be carried out by the company and its professional advisors in assessing any potential transaction,

•
reviewing and considering the proposed terms, conditions and structure of any potential transaction and, if necessary or appropriate, proposing changes, modifications or alternatives to any potential transaction,

•
supervising the conduct of, and, to the extent necessary or appropriate, engaging in, the negotiations or discussions on behalf of, the company with respect to any potential transaction,

•
considering all legal and regulatory requirements applicable to any potential transaction,

•
supervising and directing the conduct of any communications and discussions with respect to any potential transaction,

•
considering and making recommendations to the board with respect to any potential transaction, processes related to any potential transaction and updating the board from time to time concerning the work of the special committee and delivering such interim reports to the board that the special committee determines to be appropriate,

•
supervising the preparation of any fairness opinions that may be required in connection with potential transactions, and reviewing with any provider the key factors, methodologies and assumptions used in preparing such valuation and/or opinion, and

•
considering all matters, and exercising all powers necessary, appropriate or incidental to the foregoing.

The special committee held one meeting in 2022. All members of the special committee were present and met in camera without management at that meeting.
The special committee will continue in existence until it is dissolved by the board or until the special committee determines that its responsibilities have been fully performed and its continuance is no longer necessary.
“Catherine McLeod Seltzer”
Chair, special committee
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Executive Compensation
Kinross’ executive compensation program is driven by four key objectives:
•
aligning executive interests with Kinross’ long-term strategy and those of shareholders

•
reinforcing Kinross’ operating performance and execution of strategic objectives

•
enabling Kinross to attract and retain high performing executives

•
aligning pay and performance in a way that is transparent and understood by all stakeholders

Executive compensation for 2022 considered the impact on company performance of events both inside and outside management’s control, notably the geopolitical events in Russia, and management’s quick response and significant efforts to address the year’s challenges.
80% of CEO and 75% of NEO total direct compensation is “at risk” and tied to company performance with equity making up at least 50% of the SLT’s total direct compensation

The large equity component of annual compensation and the significant value held in Kinross shares means that changes in the company’s share price directly impact the value of the compensation ultimately realized by executives.

CEO equity ownership is approximately 17 times his salary	Increasing CEO’s share ownership requirement to 6x and company performance weighting in STI plan to 75%
The CEO’s equity ownership was 17 times his average salary, far exceeding the requirement of five times his average salary.

To further align executive interests with those of shareholders and to strengthen the alignment of pay with company performance we are making two key changes in 2023: increasing the CEO’s share ownership requirement from five times to six times and increasing the weighting on the company performance score in the executive STI plan from 60% to 75%.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
LETTER TO SHAREHOLDERS
Dear Shareholders,

The Kinross executive compensation program is overseen by the board’s human resources and compensation committee (committee). On behalf of the committee, I am pleased to provide an overview of the company’s compensation program and the board’s executive compensation decisions for 2022 based on the company’s performance for the year.
EXECUTIVE COMPENSATION OBJECTIVES
The committee is tasked with ensuring that both the compensation program and compensation decisions achieve four key objectives: (a) align executive interests with Kinross’ long-term strategy and the interests of shareholders; (b) reinforce Kinross’ operating performance and execution of strategic objectives; (c) enable Kinross to attract and retain high performing executives; and (d) align pay and performance in a way that is transparent and understood by all stakeholders.
Ave G. Lethbridge
We review our compensation program annually to ensure it supports these objectives, while also responding to evolving pay and governance best practices, market trends, and shareholder feedback. We believe we have designed a well-balanced compensation program that meets our key objectives and strongly aligns executive compensation with company performance and shareholder returns over the long term. This alignment is achieved by tying compensation directly to company and individual performance, and by using equity awards to link executive pay with shareholder interests, as noted in the following pay program features:
•
Over 75% of executive compensation is “at risk” and tied to company performance.

•
Long-term incentives (LTI) make up at least 50% of total direct compensation for the senior leadership team (SLT). In 2021 and 2022, LTI made up 58% of the CEO’s total direct compensation.

•
Restricted performance share units (RPSUs), which vest only when specific performance targets are achieved, make up 55% of the LTI component, with 50% of the vesting determined by three-year relative total shareholder returns (TSR).

•
Relative TSR is also a metric in the short-term incentive (STI) plan for executives with one-year relative TSR impacting 10% of the company portion of short-term incentives.

•
Absolute returns are considered in both short-term and long-term incentive plans through our use of an absolute TSR cap.

•
Both absolute and relative shareholder returns are considered in our compensation decisions, including in determining the size of the annual LTI grant.

•
Senior executives are required to hold equity through our share ownership guidelines and currently, our CEO’s share ownership represents approximately 17 times his salary.

The large equity component of annual compensation and the significant value held in Kinross shares means that changes in the company’s share price directly impact the value of the compensation ultimately realized by executives.
2022 PERFORMANCE
An assessment of the company’s annual performance is a key factor in determining executive compensation. More details on company performance can be found in the Chair’s letter to shareholders on pages 5 through 7.
In 2022, Kinross faced an unprecedented and extraordinary challenge when Russia invaded Ukraine, beginning a war that continues today. The SLT, led by our CEO Paul Rollinson, took swift action, making difficult decisions about our operations in light of rapidly evolving circumstances, navigating complex and quickly changing sanctions, and finding a buyer for and completing the divestiture of our Russian assets in a timely manner.
Consistent with Kinross’ core value of Putting People First, our priority during the difficult situation in Russia was the safety and well-being of our Russian employees and the responsible stewardship of our Russian assets. During the closing of the transaction to divest our Russian assets, our focus was on treating our employees fairly and with the utmost respect, and considerable work was done to ensure a smooth transition for them.
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The war in Ukraine was unanticipated and beyond management’s control, and it had an immediate and significant impact on the company’s operations, share price and net asset value. However, the significant management efforts noted above enabled the company to extract $340 million in value from our Russian assets, which although discounted, was higher than many other companies in similar situations.
The company faced other headwinds this past year, some of which were felt broadly across all markets, including unexpectedly high levels of inflation, and others that were unique to our industry, including a stagnant gold price, both of which had a significant impact on costs and margins.
In addition to these external factors, ramp-ups at the Tasiast 21k project and the La Coipa re-start project did not go as planned, resulting in lower production and higher costs than anticipated for the year. The company also tragically experienced a fatality at the Tasiast mine in July. In response to these challenges, the CEO implemented leadership changes, including the appointments of Claude Schimper as Executive Vice-President and Chief Operating Officer and Ned Jalil as Senior Vice-President and Chief Technical Officer, enhancing oversight of operations, projects and technical services, and increasing operational and technical bench strength and expertise on the senior leadership team. As a result, operational performance improved in the latter part of the year.
Advancements were also made in several key areas, laying the foundations for a successful future, including:
•
Completed the Great Bear acquisition early in the year and made excellent progress on the project in 2022, exceeding ambitious drilling targets. This work enabled the company to publish an initial mineral resource estimate in February 2023 at the high end of the expected range.

•
Successfully divested our asset in Ghana which, combined with our exit from Russia and acquisition of Great Bear, has shifted our portfolio to be more Americas weighted.

•
Continued to advance our Tasiast 24k project, on schedule to reach throughput of 24,000 tonnes per day by mid-2023.

•
Advanced work on the Tasiast solar plant, on schedule for completion in the second half of 2023, which is expected to have a positive impact both on costs and our greenhouse gas (GHG) emissions.

•
Completed the feasibility study for Manh Choh and made progress on the project’s development, with initial production expected in 2024.

•
Returned $455 million in capital to shareholders consisting of approximately $155 million in dividends and $300 million as part of our enhanced share buyback program.

•
Developed our ESG strategy, announced our Climate Change Strategy and 2030 GHG reduction target, and strengthened board oversight of ESG.

•
Saw exciting exploration results at several projects including Round Mountain and Gold Hill (where we are now focusing on further understanding the potential for an underground operation in the future), Curlew, and Snow Lake.

•
Instituted new Safety programs, including a Global Safety Learning Forum, and a culturally tailored Safety Excellence Program at Tasiast (with plans to roll out similar culturally tailored programs at other sites in 2023).

COMPENSATION DECISIONS
In line with the company’s pay-for-performance philosophy, the committee considered several factors in determining 2022 compensation:
•
Impact on company performance of events both within and outside of management’s control: Although the committee recognizes that the geopolitical events in Russia were beyond management’s control, their effect on shareholder returns impacted executive pay decisions.

•
Management’s quick response and significant efforts to address the year’s challenges: In such an extraordinary year, it was important for the committee to balance the different factors impacting performance outcomes in making compensation decisions to achieve alignment of executive and shareholder interests, pay for performance, market competitive pay, and pay transparency.

•
Company performance and compensation relative to prior years: 2022 compensation decisions considered the year’s performance relative to 2021 and the significant decrease in 2021 total compensation for the SLT and CEO of 10% and 12% (in C$), respectively, which reflected the underperformance of our share price and safety and operational challenges during 2021.

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Based on these and other factors, the committee made the following compensation decisions:
•
Base salaries: Base salaries were not increased in 2022 except for promotion related increases for the COO and CTO, and following the annual salary review process in February 2023, no increases were approved for the CEO or any members of the SLT for 2023. The CEO’s base salary has not increased since 2020.

•
Short-term incentive (STI) company performance score: Based on an assessment of the SLT measures outlined on page 84, the committee approved a company performance score for the SLT of 70% of target, driven by below target performance on a number of key goals, including meeting production and cost guidance, cash flow per share and relative TSR. The score includes a 5-percentage point deduction that was applied to the overall score in recognition of the tragic fatality at Tasiast in July 2022. Although the drivers of performance were very different in 2022 than in 2021 (with 2022 being impacted much more significantly by external factors and 2021 being impacted more by internal factors), the score is in line with the 2021 performance score and is 50 percentage points lower than 2020.

•
CEO individual score and STI award: The committee awarded the CEO an STI individual performance score of 95%, which also includes a reduction for the fatality that occurred during the year. The committee believes that in light of the significant hardship presented by the Russian invasion, it is important to recognize the monumental efforts made to avoid further loss of value, even if those were not reflected in the company performance outcomes for the year. The score of 95% was determined by the committee to be appropriate to recognize the CEO’s leadership during a challenging year and actions taken to address the extraordinary challenges. This resulted in an STI award of 80% of target when combined with the company performance score of 70%. However, considering the company’s performance and low shareholder returns, the CEO recommended, and the board approved a discretionary reduction in his individual performance score from 95% to 75%, resulting in an overall decrease to his total STI award of 10%. With this reduction, the CEO’s STI for 2022 is 72% of target.

•
NEO STI awards: 2022 STI awards for the NEOs were all below 90% of target and aggregate NEO STI is down 7% in US$ (flat in C$). As with the CEO, the individual performance score for the COO also includes a reduction for the fatality that occurred during the year.

•
CEO LTI and total direct compensation: The CEO’s LTI award is down 6% in US$ (flat in C$) and total direct compensation is also down 6% in US$ (flat in C$) from 2021 and remains 17% lower than 2020 in US$ (12% lower in C$).

•
NEO LTI and total compensation: Aggregate NEO annual LTI is down from 2021 and aggregate NEO total compensation is down 10% in US$ (4% in C$) from 2021.

•
Vesting of RPSUs: As a result of Kinross’ low relative TSR as well as below target performance on production and cost goals over the last two years, the vesting factor for the RPSUs granted in 2020 (for 2019 compensation), which vested in February 2023, was 41%, a decrease of 76% over the grant value, when factoring the decrease in share price. These RPSUs made up 30% of the CEO’s 2019 total direct compensation.

SHAREHOLDER ENGAGEMENT
Shareholder engagement continues to play an important role in our approach to executive pay to ensure our compensation policies remain aligned with the interests of Kinross and its shareholders. In 2022, we continued our shareholder engagement efforts, contacting our 30 largest shareholders (with the exception of any broker-dealers) who held, in the aggregate, over 50% of our issued and outstanding shares, to offer meetings to discuss compensation, governance and ESG matters (as discussed in more detail on page 63).
Since our shareholder outreach program was initiated in 2014, we have made several changes to our compensation program in response to shareholder feedback. In turn, shareholder support has been strong for our executive compensation program and practices, reaching close to 91% in 2022 and averaging approximately 90% over the last eight years. Changes made in 2022 and 2023 include:
•
In 2022, we increased the weighting on the ESG category of the executive STI plan measures from 20% to 25% with the addition of a new ESG initiatives metric. In 2022, this metric was linked to our integrated ESG strategy and diversity action plan. In 2023, this metric will focus on the completion of the Tasiast solar plant, climate studies, our diversity strategy, and supply chain governance.

•
In 2023, the CEO’s share ownership requirement is increasing from five to six times salary to further align executive interests with those of shareholders.

•
In 2023, the weighting on the company performance score in the executive STI plan will increase from 60% to 75% to strengthen alignment of STI payouts and company performance by putting more emphasis on the portion of the award tied to specific ESG metrics, operational and financial goals, shareholder returns and delivery of capital projects.

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LOOKING AHEAD
We are committed to continuing to assess and refine our executive compensation program to ensure it is aligned with shareholders’ interests. We look forward to an ongoing dialogue with our shareholders and encourage you to continue to reach out to us with questions or concerns related to our pay programs. I strongly encourage you to exercise your “Say on Pay” rights as a shareholder by voting on the advisory resolution on the company’s approach to executive compensation.
Thank you for your interest and support.
Sincerely,
Ave G. Lethbridge
Chair, human resources and compensation committee
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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Kinross’ executive compensation program covers the senior leadership team (SLT), and includes base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits. In 2022, the named executive officers (NEOs) included the President and Chief Executive Officer (CEO) and four other members of the SLT.

KINROSS NAMED EXECUTIVE OFFICERS
J. Paul Rollinson
President and Chief Executive Officer
Andrea S. Freeborough
Executive Vice-President and Chief Financial Officer
Geoffrey P. Gold
Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer
Claude J.S. Schimper
Executive Vice-President and Chief Operating Officer
Muhanad (Ned) Jalil
Senior Vice-President and Chief Technical Officer (appointed to the senior leadership team on September 1, 2022)

PHILOSOPHY AND APPROACH
The following summarizes Kinross’ compensation philosophy for senior executives, outlining the key objectives of the compensation program, as well as the key features which support meeting these objectives:

▸ Alignment

- Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking
- Including long-term equity-based incentives as a significant portion of annual compensation
- Requiring executives to hold common shares

Reinforce Kinross' operating performance and execution of strategic objective

▸ Performance

- Linking a portion of compensation to corporate performance, including annual operating performance
- Linking a portion of compensation to individual performance, including behaviours that support Kinross values

Enable Kinross to attract and retain high performing executives

▸ Competitive

- Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors

▸ Transparent

- Clear and complete disclosure of executive compensation approach and rationale

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COMPENSATION GOVERNANCE
COMPENSATION OVERSIGHT
Oversight of Kinross’ director and executive compensation programs lies with the human resources and compensation committee.
In 2022, four independent directors sat on the human resources and compensation committee. The board determined that the composition of the committee should include the Chair of the board and at least one of the Chairs of the corporate governance and nominating committee or the audit and risk committee so that the human resources and compensation committee may benefit from their input and expertise.
All of the 2022 human resources and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations. The Chair of the committee has had direct involvement in the design, review and implementation of evolving changes to major compensation programs with specific experience and expertise in executive compensation and human resources management. Three members currently serve on the compensation committees of other public issuers.
All of the members of the human resources and compensation committee are financially literate (as such term is defined in National Instrument 52-110) and one of its members is also currently the Chair of the audit and risk committee at Kinross. The committee also includes directors with ongoing direct industry involvement and relevant regulatory background, resulting in a well-rounded skill and knowledge base.
In 2022, two human resources and compensation committee members were also members of the corporate responsibility and technical committee, thus helping to ensure that material operational risks identified by the corporate responsibility and technical committee are considered in determining executive compensation. This operational knowledge is also useful in the assessment of company performance and in the evaluation of the appropriateness of performance metrics and targets. The Chair of the human resources and compensation committee has previously served on the audit and risk committee and currently also sits on the corporate governance and nominating committee.
You can find more information about the background, experience and independence of each human resources and compensation committee member by reading their profiles under “About the nominated directors”, starting on page 28.
SHAREHOLDER ENGAGEMENT AND “SAY ON PAY”
Kinross is committed to engaging with its shareholders and gathering input and feedback on a range of matters, including corporate strategy, environmental, social and governance matters, company performance and executive compensation (see also “About shareholder engagement” on page 139). Kinross senior executives and board members meet with shareholders on a regular basis each year through various events, pre-arranged meetings, or discussions on the phone to discuss items of interest to those shareholders.
In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company’s approach to executive compensation. Following each annual shareholder meeting, all voting results, including the results of the “Say on Pay” vote, are publicly filed under the company’s profile on the SEDAR website at www.sedar.com. Our “Say on Pay” voting results are summarized below.
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Year	Votes “for” (%)
2011	95.67
2012	78.47
2013	78.34
2014	74.75
2015	94.11
2016	88.76
2017	93.93
2018	92.75
2019	75.44
2020	92.70
2021	88.67
2022	90.61

Our shareholder engagement program for compensation and governance was initiated in 2014 when we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. Based on the success of our inaugural program and the constructive dialogue achieved between key shareholders and Kinross management and the board, we have made this systematic outreach process an annual event, and have expanded it to cover more shareholders and to include ESG as a discussion topic. Since we initiated the program in 2014, shareholder support has been strong for our executive compensation program and practices, reaching close to 91% in 2022 (for 2021 fiscal year) and averaging approximately 90% over the last eight years.

The feedback we receive during these meetings is shared with the human resources and compensation committee of the board and considered when reviewing our compensation programs. Over the past nine years, it has been a factor that has influenced a number of changes that we have made to our compensation and governance programs.
In 2022, we again contacted our 30 largest shareholders (with the exception of five broker dealers), plus a number of other shareholders who had withheld / voted against one or more matters at the last annual shareholder meeting, as well as the two large proxy advisory firms. These shareholders held, in aggregate, over 50% of our issued and outstanding shares. In each case, Kinross offered to make members of senior management, and/or a member of the board of directors if requested, available to discuss matters of interest to the shareholder relating to governance, executive compensation and ESG. Virtual meetings were arranged with those shareholders who expressed an interest. Kinross made materials available to the shareholder in advance of the meeting which were briefly reviewed as appropriate, but the majority of the discussion was dedicated to the matters of greatest interest to the shareholder.
Discussions focused on ESG, diversity, executive compensation and the link to company performance. Feedback on our compensation plans and practices was positive with no specific concerns expressed.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
In recent years we have made several changes to our compensation programs that consider and reflect feedback received through the shareholder engagement program:
Share ownership
•
In 2023, the share ownership requirement for the CEO will be increasing from five times to six times salary to further strengthen the alignment between executive compensation and shareholder interests.

Short-term incentive plan
•
In 2023, the weighting on the company performance score in the executive STI plan will increase from 60% to 75%, further strengthening pay and performance by putting more emphasis on the portion of the award tied to specific ESG metrics, operational and financial goals, shareholder returns and delivery of capital projects.

•
In 2022, we increased the weighting on the ESG category of the executive STI plan measures from 20% to 25% with the addition of a new ESG initiatives metric. In 2022, this metric was linked to our integrated ESG strategy and diversity action plan. In 2023, this metric will focus on the completion of the Tasiast solar plant, climate studies, our diversity strategy, and supply chain governance.

•
In 2019, we introduced a free cash flow metric to the short-term incentive plan and in 2020 changed it to a free cash flow per share metric.

•
Performance targets for free cash flow are differentiated for different gold price ranges to better align rewards to management performance and incent the desired behaviours.

Long-term incentive plan
•
In 2020, we increased the weighting on RPSUs from 50% to 55% of total equity granted and eliminated stock options.

•
Beginning with the 2020 grant, we moved from annual targets to three-year targets on production and costs for RPSU measures, to provide more differentiation between metrics in the short-term incentive plan and the long-term incentive plan.

•
We also increased the threshold for the three-year cost and production targets such that there is no opportunity for vesting below the 50% level.

Pay levels
•
Over the last few years, new executives on the senior leadership team have had lower target compensation levels than their predecessors.

•
In 2019, the midpoint of the target range for long-term incentives for the senior leadership team was reduced and the target range extended at the lower end.

The human resources and compensation committee takes the feedback received from our shareholders seriously and considers it in the annual review of our compensation programs. We appreciate the time that our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs. As in prior years, shareholders have also expressed their appreciation for our ongoing engagement, and for the committee’s ongoing efforts to oversee and enhance the compensation program and its disclosure.
MANAGING RISK
Within the context of Kinross’ risk oversight practices, the human resources and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company’s strategy without taking undue risks.
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Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:
What we do
Link incentive compensation measures to strategic and annual objectives
Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure
Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement
Tie pay to performance by having more than 75% of NEO total direct compensation “at-risk”, with annual incentive awards determined based on operational and relative performance

Cap incentive payments (150-200% of target on short-term incentives, and 150% (up to 200% with human resources and compensation committee discretion) of target on restricted performance share unit vesting)

Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards
Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range
Align interests of executives with those of shareholders through meaningful share ownership guidelines
Use an independent compensation advisor
Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures
Provide shareholders with a “Say on Pay” and conduct an annual shareholder outreach

Maintain an incentive compensation recoupment policy, for recoupment of incentive compensation from members of Kinross’ senior leadership team who engage in misconduct which results in an accounting restatement and in the individual receiving or realizing a higher amount of incentive compensation than such individual would otherwise have received

Maintain double-trigger change of control severance provisions in executive agreements
Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs
Implement equity plans that prohibit option cash buyouts and repricing
Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares
What we don’t do
Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs
Credit additional years of service not earned in the retirement plan
Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits
Reprice or reload options
Provide loans to executives
Provide excise tax gross-ups for change-in-control payments
ANNUAL RISK REVIEW
Each year, the human resources and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.
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This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.
As part of its compensation risk review in 2022, the human resources and compensation committee completed the following:
Reviewed “risk” in Kinross’ global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.
Process
The human resources and compensation committee reviewed Kinross’ compensation programs, practices and documentation in the context of:
•
incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;

•
Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and

•
key business risks.

As part of the risk review process, Internal Audit reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome
The human resources and compensation committee has reviewed Kinross’ compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resources and compensation committee is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team’s compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.
Process
The human resources and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
•
base salary fixed at current levels;

•
short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);

•
all outstanding LTI at a range of possible future values:

•
share prices ranging from approximately −75% up to +195% of current share prices; and

•
RPSUs vesting at 50%, 100% and 150% of granted units.

In addition, the human resources and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome
The human resources and compensation committee is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

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Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers and review the effectiveness of the executive compensation program in aligning pay to performance.
Process
The human resources and compensation committee reviewed a range of realized and realizable pay calculations as follows:
•
Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group, CalPERS and Securities and Exchange Commission (SEC) “compensation actually paid” methodologies;

•
Compared realized / realizable pay and performance to the peer group over a three-year period (2019-2021); and

•
Considered several different readily available performance measures: net income, revenue growth, total shareholder returns and change in operating cash flow.

Outcome
The human resources and compensation committee is satisfied that both realized and realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Both realized and realizable pay showed strong alignment to relative TSR performance under all methodologies.

INDEPENDENT ADVICE
The human resources and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:
•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC such as Oliver Wyman, Marsh Canada and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.
Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of  $1,246,902 do not impact or influence the compensation paid to Kinross’ board advisor. The board is confident that Mercer’s independence and objectivity is not compromised by the relationships the company has with other MMC entities and continues to consider Mercer to be independent. Detailed below is the Securities and Exchange Commission (SEC) six factor independence test which is reviewed annually by Kinross’ human resources and compensation committee.
1.
Provision of other services to Kinross Gold Corporation by the advisor’s employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor’s employer as a percentage of employer’s annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resources and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.
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In respect of fiscal 2022, Mercer conducted a competitive benchmarking analysis for the senior leadership team members, conducted a research and analysis benchmarking for Kinross’ independent director pay program, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the six human resources and compensation committee meetings in 2022.
The human resources and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation. From time-to-time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resources and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.
Below is a summary of the fees paid to Mercer for its services to the human resources and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.
Services provided	2022 (US$)1	Services provided	2021 (US$)1
Executive compensation-related fees	$84,975	Executive compensation-related fees	$58,840
Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs and independent directors
Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure
Governance updates		Governance updates
Attendance at human resources and compensation committee meetings		Attendance at human resources and compensation committee meetings
Other fees — Mercer	$18,628	Other fees — Mercer	$18,808
Published surveys, industry data, market benchmark		Published surveys, industry data, market benchmark
Other fees — affiliated organizations	$1,246,902	Other fees — affiliated organizations	$1,398,576
Marsh Canada Limited — insurance brokerage fees		Marsh Canada Limited — insurance brokerage fees

1.
Fees paid to Mercer and affiliated companies were either in U.S. dollars, or in Canadian dollars and converted to U.S. dollars for purposes of this table, using the following exchange rates for C$1.00: 2022 — US$ 0.7383, 2021 — US$ 0.7888.

ANNUAL REVIEW AND DECISION MAKING
Meeting the objectives of the company’s executive compensation program requires careful consideration of several key factors:
•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on page 62.
The human resources and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2022 review are described in the following sections.
Market and Peer Reviews
To ensure that our executive compensation program continues to meet its key objective of  “enabling Kinross to attract and retain high performing executives”, the human resources and compensation committee approves the companies in Kinross’ compensation comparator group on an annual basis. In 2022, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.
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In completing this review and making changes, the human resources and compensation committee:
•
Considered shareholder feedback relating to the composition of the comparator group;

•
Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•
Looked to keep a high proportion of the comparator group in the gold mining sector; and

•
Considered companies that were between one-third and three times Kinross’ size on either market capitalization and/or revenue. We used the combination of revenue and market capitalization as a better measure of size than market capitalization alone, considering revenue as a good proxy for production.

Criteria
Related industry, subject to similar challenges (capital-intensive; long project cycles; cyclical market);
Similar market capitalization and revenue (generally between one-third and three times that of Kinross over a five year period, with some exceptions for key gold comparators);
Headquartered in Canada or US (except key gold comparators); and
Has operations in more than one country, facing some political risk and geographic diversity.

As a result of this review, the committee removed IAMGOLD, a company that fell below the revenue and market capitalization criteria over a five-year period, from the 2022 comparator group, removed Kirkland Lake Gold due to acquisition, and added Pan American Silver and Endeavour Mining.
Kinross’ size relative to the comparator group (based on revenue and market capitalization) was considered in the review to ensure there was an appropriate balance of smaller and larger companies in the group. As the charts below show, the majority of companies in the comparator group are within our criteria for revenue and/or market capitalization, and there is an appropriate mix of small and large companies as measured by revenue and market capitalization.
REVENUE: FIVE-YEAR AVERAGE
(US$ MILLIONS)

$10,000
$8,000
$6,000
$4,000
$2,000
$0
ABX
NEM
TECK/B
FM
AU
NCM
K
GFI
AEM
LUN
YRI
CCO
BTO
EDV
PAAS

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MARKET CAPITALIZATION: FIVE-YEAR AVERAGE
(US$ MILLIONS)

$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
NEM
ABX
NCM
AEM
TECK/B
FM
AU
K
GFI
CCO
LUN
PAAS
BTO
YRI
EDV

The following chart shows the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):
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The following is the 2022 compensation comparator group, along with the financial data considered by the human resources and compensation committee when it approved the comparator group in the first half of 2022:
			Revenue (US$ millions)		Market Cap (US$ millions)
Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations2	5 Year Average (2017-2021)1	20211	5 Year Average (2017-2021)1	2021 Average1
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico, Australia	$2,778	$3,824	$13,313	$14,797
AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, Tanzania, Ghana, Domican Republic of Congo (DRC), Guinea	$3,965	$4,029	$6,747	$8,508
B2 Gold Corporation (BTO)	Gold	Mali, Namibia, Philippines	$1,279	$1,762	$3,954	$4,640
Barrick Gold Corporation (ABX)	Gold	Canada, U.S., Tanzania, Saudi Arabia, Democratic Republic of Congo (DRC), Mali, Zambia, Papua New Guinea, Dominican Republic, Côte d’lvoire, Argentina, Chile	$9,983	$11,985	$30,039	$36,972
Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, Kazakhstan, U.S. (operations suspended)	$1,440	$1,177	$5,054	$7,694
Endeavour Mining PLC (EDV)	Gold	Burkina Faso, Côte d’lvoire, Senegal	$1,224	$2,778	$2,800	$5,411
First Quantum Minerals Ltd. (FM)	Copper	Zambia, Mauritania, Turkey, Spain, Finland, Australia, Panama	$4,725	$7,212	$9,223	$14,752
Gold Fields Limited (GFI)	Gold	Australia, Ghana, Peru, South Africa	$3,279	$4,195	$5,337	$8,617
Lundin Mining Co. (LUN)	Copper	Brazil, Chile, Portugal, Sweden, U.S.	$2,213	$3,329	$4,956	$6,960
Newcrest Mining Limited (NCM)	Gold	Canada, Australia, Papua New Guinea	$3,856	$4,576	$14,594	$15,648
Newmont Corporation (NEM)	Gold	Canada, U.S., Ghana, Australia, Argentina, Suriname, Peru, Dominican Republic, Mexico	$9,618	$12,222	$32,041	$48,524
Pan American Silver Corp. (PAAS)	Silver	Argentina, Bolivia, Canada, Mexico, Peru, Guatemala (operations suspended)	$1,185	$1,633	$4,211	$6,095
Teck Resources Limited (TECK/B)	Diversified Metals & Mining	Canada, Chile, Peru, U.S.	$9,062	$10,756	$12,170	$12,451
Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile	$1,718	$1,815	$3,604	$4,336

1.
Source of revenue and market capitalization: Bloomberg, in US$.

2.
Scope of operations information was gathered from each company’s corporate website.

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new members of the senior leadership team, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the SLT, as well as when reviewing other elements of the total compensation provided (e.g., pension and benefits), and market best practices. In addition, the human resources and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.
Each compensation element for each SLT member is reviewed against the 25th, 50th and 75th percentiles for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive’s actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and company and/or individual performance. Emphasis is placed on incentive or “at-risk” compensation so that total compensation reflects performance.
Where an executive is new to the role or executive performance is below expectations, total compensation will typically be lower relative to the market; where executives achieve exceptional results, it will typically result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resources and compensation committee in determining compensation for executives.
In addition, the company maintains a performance peer group, which was limited to the nine gold companies in the compensation comparator group for 2022. In 2023, due to the consolidation in the gold industry in recent years, the performance peer group was expanded to include other gold companies outside the compensation comparator peer group, to ensure a more robust
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data set. In addition to the gold companies in the compensation peer group, the 2023 performance peer group also includes Alamos, Centerra, Eldorado, IAMGOLD, New Gold and SSR Mining. As these companies are subject to the same commodity cycle and price pressures, we believe they are the most relevant group for assessing performance. The human resources and compensation committee considers this peer group when assessing Kinross’ relative total shareholder returns.
COMPENSATION MIX
To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and “at-risk” compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross’ long-term strategy and the interests of shareholders, and reinforce Kinross’ strategic performance and execution of strategic objectives.
The human resources and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for the senior leadership team. The target mix is reviewed annually to ensure that it continues to be effective, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the committee intends that a minimum of 50% of total direct compensation be in the form of equity for the senior leadership team.
The mix in direct compensation achieved in 2022 for Kinross’ CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under “Components of Executive Compensation” starting on page 78.

2022 Compensation mix — President and CEO1,2
Paul Rollinson	Actual (US$)
Base salary	1,159,131
Short-term incentive	1,251,861
Equity — RPSUs	1,823,313
Equity — RSUs	1,491,802
Total equity	3,315,115
Total “at-risk” compensation	4,566,976

2022 Average compensation mix — Other NEOs1,2
Other NEOs (excluding CEO)	Actual (US$)
Base salary	439,031
Short-term incentive	404,579
Equity — RPSUs	504,830
Equity — RSUs	413,043
Total equity	917,873
Total “at-risk” compensation	1,322,452

1.
Compensation in Canadian dollars was converted to U.S. dollars for purposes of these graphs using the exchange rate of C$1.00 = US$0.7383.

2.
In 2022, total “at-risk” compensation reflects annual compensation figures paid or granted only and does not include any one-time cash or equity awards given within the calendar year.

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The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. The human resources and compensation committee increased the RPSU weighting on five occasions from 2008 to 2018, and RPSUs have made up 50% or more of the equity granted to the members of the senior leadership team since 2015 (2014 in the case of the CEO). Beginning in 2019, the committee removed options from the equity mix and further increased the weighting on RPSUs to 55% for the senior leadership team, to create better alignment with shareholder interests by putting a greater emphasis on performance- based equity. At the same time, the weighting on restricted share units (RSUs) increased to 45% for the senior leadership team. There were no changes to the equity mix for the 2022 annual compensation awards.
In all other aspects, the human resources and compensation committee concluded that the company’s compensation mix in 2022 met its stated objectives.
SHARE OWNERSHIP
An important objective of Kinross’ executive compensation plan is to align executive interests with Kinross’ long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require senior executives to hold equity through share ownership guidelines.
Kinross implemented a share ownership policy for its senior leadership team (SLT) in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive’s RPSUs in the calculation in 2012. In 2018, the policy was expanded to include other senior vice-presidents, and in 2019 it was further expanded to include members of the leadership advisory team (LAT). Kinross completed an annual review of its programs in 2022 to ensure alignment with market best practices, its long-term strategy, and the interests of shareholders. As a result, Kinross has increased the CEO’s holding requirement from 5 to 6 times of salary effective January 1, 2023.
Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity- settled restricted share units, and/or RPSUs (but not options or cash-settled restricted share units), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or equity-settled restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement, or the date they become subject to these requirements.
Kinross prohibits the senior leadership team, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.
While the company has not implemented a holding policy, as a practice, Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements.
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The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2022. All of Kinross’ NEOs have exceeded their requirements, except Mr. Jalil, who has until 2025 to meet the requirement.
Name	Eligible shareholdings1, 2, 3				2022 share ownership
	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value4 (US$)	Holdings multiple of average salary	Multiple of requirement met	Deadline to meet requirement5
	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$2,050,568	$4,505,122	$12,771,280	$19,326,970	5x	$5,795,655	16.7x	3.3	n/a
	368,756	808,457	2,742,947	3,920,160					(met deadline)
Andrea S. Freeborough	$531,060	$1,157,176	$985,256	$2,673,492	3x	$1,310,482	6.1x	2.0	n/a
	95,485	207,935	220,748	524,168					(met deadline)
Geoffrey P. Gold	$868,613	$1,892,603	$5,428,637	$8,189,853	3x	$1,860,516	13.2x	4.4	n/a
	155,763	339,498	1,106,661	1,601,922					(met deadline)
Claude J.S. Schimper	$309,889	$631,160	$567,678	$1,508,727	3x	$1,118,293	4x	1.3	October 1, 2024
	56,348	113,879	125,296	295,523
Muhanad (Ned) Jalil	$0	$0	$408	$408	3x	$1,063,152	0x	0.0	September 1, 2025
	0	0	100	100

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs, or the dividend reinvestment price for unvested RSUs/RPSUs received from dividends.

3.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383.

4.
Based on the average year-end base salary for the years 2020, 2021 and 2022. Average year-end salary is in Canadian dollars and was converted to U.S. dollars using the exchange rate of C$1.00 = US$0.7383, with the exception of Mr. Schimper’s 2020 salary which was in U.S. dollars.

5.
Mr. Schimper and Mr. Jalil have three years from the date of their promotion to the senior leadership team to meet their share ownership requirements. Mr. Schimper was promoted to the senior leadership team on October 1, 2021 and Mr. Jalil was promoted to the senior leadership team on September 1, 2022. Mr. Schimper has already met his requirements.

Using the market value of a common share on the TSX on December 31, 2022 of C$5.52 to value his holdings, the aggregate value of Mr. Rollinson’s total eligible shareholdings was:
	Eligible shareholdings1, 2 — Market Value
Name	Value of common shares (US$)	Value of RSUs (US$)	Value of common shares + RSUs (US$)	Value of RPSUs (US$)	Value of total (US$)	Holdings multiple of average salary
J. Paul Rollinson	$11,178,650	$1,502,833	$12,681,483	$3,294,799	$15,976,282	13.8x

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383.

PAYING FOR PERFORMANCE
A substantial portion of the NEO’s compensation is at risk and linked to the company’s performance:
•
short-term incentive payments are determined based on annual company performance,

•
RPSUs vest based on company performance over a three-year period, and

•
the realized value from equity incentives reflects share price performance over time.

Establishing Performance Measures
Determining appropriate metrics to measure company performance in the short-term and long-term is a critical first step in achieving the objectives of our compensation programs. These performance measures:
•
help align executive interests with Kinross’ long-term strategy and the interests of shareholders,

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•
reinforce Kinross’ operating performance and execution of strategic objectives, and

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives. Gold mining is a capital-intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured through our restricted performance share units, and through the share price as reflected in the realized value of the equity executives receive.
The following is an overview of the measures in our 2022 short- and long-term incentive plans:
Kinross’ annual operating performance objectives are laid out in its Four Point Plan, with certain strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board considers the key priorities and approves the specific performance measures and associated metrics for the year for the SLT measures, which are linked to the company’s core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under “Measuring company performance in our short-term incentive plan” on page 82. From the company Four Point Plan, more detailed tactics and objectives are cascaded to create site Four Point Plans, which in turn form the foundation of department and individual objectives.
Assessing Performance
At the end of the year, company performance is assessed based on the company Four Point Plan and SLT measures, site performance is assessed based on the site Four Point Plan, and individual performance is assessed based on related individual objectives. Site and company Four Point Plan multipliers are determined based on an assessment of performance relative to targets established at the start of the year, and are used in determining short-term incentive payouts for all participating employees across the company. In addition, company performance is reviewed relative to competitor companies and a company performance multiplier is determined for the SLT measures. Individual performance is assessed and an individual multiplier is determined for short-term incentive purposes. Finally, a multiplier is determined for long-term incentives based on individual and company performance, as well as the overall pool for equity awards approved by the human resources and compensation committee.
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Compensation Recommendations
These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.
After reviewing the initial compensation recommendations, the CEO and the human resources and compensation committee may make adjustments to the recommendations for senior leadership team members based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.
For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see “2022 SLT measures” on page 84, and “Individual performance — Named executive officers”, starting on page 90.
Aligning Executive Compensation and Total Shareholder Return
One of the principles of our executive compensation program is to align executive interests with Kinross’ long-term strategy and those of shareholders. We accomplish this in a number of ways:

TOTAL SHAREHOLDER RETURN AND EXECUTIVE COMPENSATION

Total Shareholder Return

STI and RPSU measure:
We include shareholder returns as a metric in both the short-term incentive plan and as an RPSU metric in our long-term incentive plan. Currently 10% of our executives' short-term incentive is determined based on one-year relative total shareholder returns, and 50% of the vesting of RPSUs is determined by three-year relative total shareholder returns. The strong alignment between the experience of executives and that of shareholders can be seen clearly by the RPSU vesting levels over the last twelve years where weak share price performance resulted in the forfeiting of all shares associated with this measure in 2012 to 2016, stronger share price performance led to higher vesting levels in 2017 to 2022, and recent share price performance has led to very low vesting in 2023;

Equity grants:
The size of equity grants reported in the "Summary compensation table" considers shareholder returns;

Equity settled:
The majority of the equity granted to executives is in the form of shares (rather than cash-settled or "phantom" equity);

Share ownership requirements:
We require executives to acquire and maintain meaningful equity positions through our share ownership guidelines; and

Realizable pay:
Above all, the final value of the equity realized by an executive is directly related to share price performance. When the share price drops between the time of grant and date the equity vests, the value vesting reflects the lower share price and can be significantly lower than the value granted and reported in the "Summary compensation table".

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Compensation Approval Process
The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:
The CEO evaluates each SLT member based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation for approval to the human resources and compensation committee regarding their individual short-term incentive component. The CEO and human resources and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined below.
Using Discretion
Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resources and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions. For information on discretion used in 2022 compensation decisions, see “Short-Term Incentive” on page 80.
Details of the compensation granted to the NEOs are reported in the “Key summary tables” starting on page 110.
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COMPONENTS OF EXECUTIVE COMPENSATION
The table below summarizes the components of our 2022 compensation plans applicable to all NEOs.
Component	Form	Period	How we determine the award
Total Direct Compensation
Base salary	Cash	One year	Based on role, market comparators, internal equity, individual experience, and performance.
Short-term Incentive	Cash	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.
Long-term incentive1	Restricted share units (RSUs)	Three years; vest in thirds over three years
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target based primarily on company and individual performance.
The human resources and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For the 2022 grant (granted in February 2023), RSUs made up 45% of the SLT’s annual long-term incentive award (one-third cash-settled and two-thirds equity-settled).

	Restricted performance share units (RPSUs)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target grant value based primarily on company and individual performance.
The final number of shares vested is based on company performance relative to performance measures. For the 2022 grant (granted in February 2023), these measures were: relative total shareholder return; production; and attributable all-in sustaining cost per gold equivalent ounce sold.
For the 2022 grant, RPSUs made up 55% of the SLT’s annual long-term incentive award. RPSUs are 100% equity-settled.

Benefit and Retirement Plans
Employee benefits and perquisites	Benefits and perquisites	Ongoing
Based on market comparators.
Includes life, accidental death & dismemberment, critical illness and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.

	Employee share purchase plan	Continuous based on eligibility requirements
Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement plans	Executive retirement allowance plan (ERAP)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus for the senior leadership team.

1.
Stock options were removed from the long-term incentive mix starting with the 2019 grant (granted in February 2020) and were not included in the 2022 grant (granted in February 2023). Information on stock options and the Share Option Plan is outlined on page 119.

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TOTAL DIRECT COMPENSATION
BASE SALARY
To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.
Base salaries paid to individual executives reflect:
•
the scope, complexity and responsibility of the position,

•
salary levels for similar positions in Kinross’ comparator group,

•
the executive’s previous experience and time in role, and

•
the executive’s performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where appropriate, base salaries are adjusted to reflect individual performance and internal equity, and to remain competitive in the market. The human resources and compensation committee reviewed base salaries for the SLT in February 2022 but felt the salaries were appropriate relative to performance, internal equity, and the market, and decided not to increase base salaries at that time.
In July 2022 Mr. Schimper received a salary increase in recognition of his appointment to Executive Vice-President and Chief Operating Officer. Mr. Jalil was appointed to the senior leadership team as Senior Vice-President and Chief Technical Officer on September 1, 2022 with a salary of  $480,000. The committee again reviewed salaries for the SLT in February 2023 and made the decision not to make any further adjustments at that time.
The following are the salaries for the named executive officers (all paid and shown in Canadian dollars) for 2023:
Named Executive Officer	Title	2023 Base Salary (C$)
J. Paul Rollinson	President and CEO	1,570,000
Andrea S. Freeborough	EVP and Chief Financial Officer	605,000
Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	840,000
Claude J.S. Schimper	EVP and Chief Operating Officer	600,000
Muhanad (Ned) Jalil	SVP and Chief Technical Officer	480,000
Further information regarding each executive’s 2022 base salary is provided with the “Summary compensation table” on page 110.
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SHORT-TERM INCENTIVE
Kinross’ short-term incentive plan covers employees at a professional level and above across the company and is designed to reward company, site, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives are calculated as follows:
Target Incentive	Short term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness.
Company Performance Multiplier

•
Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company’s relative performance compared to its competitors.

•
The board then determines the company performance multiplier that will apply to the senior leadership team. This multiplier can range from 0 to 150%1, and makes up 60% of their total short-term incentive.

•
The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team.

Individual Performance Multiplier

•
For the senior leadership team, the remaining 40% of the short-term incentive is based on individual performance and for other employees the weighting on individual performance is 50%.

•
The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 to 150%).1

•
A similar review for the CEO’s performance is completed by the human resources and compensation committee.

•
The assessment of individual performance is not a formulaic process and judgement is exercised in determining the individual performance multiplier to be applied.

1.
Multiplier for the CEO is 0-200%. For consistency, the multiplier will be changed to 0-200% for the other SLT members effective January 1, 2023.

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In 2023, the weighting on the company performance score in the executive STI plan will increase from 60% to 75%, further strengthening pay and performance alignment by putting more emphasis on the portion of the award tied to specific ESG metrics, operational and financial goals, shareholder returns and delivery of capital projects.
Targets for each NEO are outlined on page 97. No adjustments were made to the targets for NEOs for 2022 or 2023 with the exception of an increase to Mr. Jalil’s target to 75% effective September 1, 2022 as a result of his promotion to the senior leadership team as Senior Vice-President and Chief Technical Officer.
Details on the assessment of company performance and the resulting performance multiplier are outlined under “2022 SLT measures” starting on page 84. Details regarding individual performance and the resulting multipliers are provided under “Individual performance — Named executive officers”, starting on page 90.
Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards for the senior leadership team to better align cash and equity to the target pay mix. In addition, the CEO and the human resources and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity. The CEO and the human resources and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under “Using discretion” on page 77.
In respect of compensation outcomes for 2022, the human resources and compensation committee applied its judgement in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were generally appropriate. However, the committee did exercise its discretion in two ways:
1.
In recognition of the mine site fatality, the committee elected to exercise its discretion to reduce the individual performance ratings for the President and Chief Executive Officer and Executive Vice-President and Chief Operating Officer. This is in addition to the 5% deduction for the fatality which was automatically applied to the company performance rating.

2.
To further align executive compensation with company performance and shareholder returns, the committee supported the CEO’s recommendation to apply a 10% downward adjustment to his short-term incentive payment, reducing it to 72% of target.

The human resources and compensation committee did not exercise any other discretion to change the compensation outcomes. Details of the 2022 short-term incentive calculation for each NEO are outlined on page 97.
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Measuring company performance in our short-term incentive plan
The following summarizes our approach to establishing measures under our short-term incentive plan:
Our employees are measured against the Four Point Plan and, as shown above, our senior leadership team members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy — the key areas the executives must manage each year — and then determined an appropriate metric(s) to measure company success in each area.
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These strategic areas and the metrics identified to measure each are shown below:
Key Strategic Areas and SLT Measures
Key strategic area	Rationale	Metric
ESG
How the company acts with regard to health & safety, environment, social & governance (ESG) matters determines our ‘license to operate’, and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.

Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric. In the case of a fatality, there is an automatic 5% deduction from the total company score.
ESG initiatives: an assessment of performance on delivery on our key ESG commitments including diversity, equity and inclusion, climate goals, governance, etc.

Operational and financial performance
Annual operational performance determines financial success over the short- and long-term. Rather than measuring financial outcomes that are largely determined by gold price, the focus is on the two key drivers within the company’s control that determine revenue and cash flow, namely production and cost.

Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: production, all-in sustaining cost, and capital.
Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.

Balance sheet
A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.
Free cash flow per share: measures our ability to manage costs, judiciously allocate capital, increase margins and maintain a strong liquidity position.
Shareholder returns
Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.
Relative total shareholder returns: measured over a one-year period, compared to our performance peer group.
Building for the future
A key responsibility of management is making capital allocation decisions for the long term benefit of the company and shareholders. This metric is intended to assess the outcome of those capital allocation decisions, other strategic decisions, and to capture other items which affect the value of our assets and the company.

Deliver targeted strategic accomplishments: an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the company’s organic growth agenda, reducing costs, and continuing to position the company well for the future. May include increasing reserves, mine life extensions, M&A, etc.

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy); however, the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, the metric for “Building for the future” is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments / acquisitions, exploration, and other similar matters.
In addition to assessing company performance against these objectives, the board also considers the company’s performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgement is exercised in determining the final multiplier.
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2022 Results
2022 SLT Measures
In early 2022 management and the human resources and compensation committee agreed to several priorities for the year:
Drive best in class safety & ESG	Deliver operational excellence	Maintain financial strength and flexibility	Focus on delivering 3-year production targets and long term production growth
• Refocus on safety as a top priority at all times and re-instill as a core value • Develop comprehensive, integrated ESG strategy • Disclose 2030 GHG reduction targets	• Meet or exceed 2022 public guidance • Continue to maintain cost discipline • Optimize our largest assets	• Focus on free cash flow in operating decisions • Continue to strengthen balance sheet • Return capital to shareholders through share buyback program and quarterly dividend
•
Deliver and advance key projects

•
Continue to look for future production through organic and inorganic opportunities

•
Continue to focus on improving and maintaining positive government relations

The SLT measures noted above were appropriate to measure these priorities, with the actions related to “focus on delivering 3-year production targets and long term production growth” incorporated in the Targeted Strategic Accomplishments. Performance on each measure, and the final company multiplier, can range from 0% to 150% (200% for the CEO), and the company multiplier determines 60% of the short-term incentive payment for senior leadership team members (increasing to 75% in 2023), as described under “Short-Term Incentive” on page 80.
In establishing the 2022 performance targets against the SLT measures, the human resources and compensation committee considered prior year targets and actual performance as well as expected 2022 performance and challenges, as described below.
Corporate Responsibility Performance Metric	The 2022 target was set in line with the 2021 target and actual result. This recognized that the company has already achieved a very high level of performance and that we want to incent maintaining or exceeding such a level, while recognizing that this, in itself, is a significant accomplishment.
ESG initiatives: ESG Strategy & Diversity Action Plan	New metrics for 2022.
Delivering against guidance1
2022 production guidance was higher than 2021 guidance and actual results, driven by expected production at La Coipa as well as higher production at Paracatu and Tasiast in 2022. Attributable all-in sustaining cost guidance was higher than 2021 targets and actual results, primarily due to higher gold prices resulting in higher royalties, and higher inflation, including higher oil prices. Capital guidance was slightly below 2021 guidance.

Total cost	The 2022 range was similar to that in 2021, with the target aligned to the 2022 budget.
Free cash flow per share	2022 target was aligned to the 2022 budget. Targets were differentiated for different gold price scenarios in order to ensure that management is rewarded for factors within their control.
Relative TSR	The 2022 target was set above the median of the performance group, in line with the 2021 target.
Deliver targeted strategic accomplishments
As the projects / initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved may also vary. For 2022, the number of points required as a percentage of maximum points was the same as that established in 2021.

1.
2022 guidance released on May 10, 2022 for Kinross’ pro-forma portfolio after excluding assets from Russia and Ghana.

The following are the targets established for each of the SLT measures for 2022, along with the performance results achieved and the rating approved. Assessment of performance on each measure requires judgement and does not reflect a formulaic determination.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key Strategic Area	Measure	Weight	Threshold	Target	Maximum	Actual performance	Rating
ESG (see next page for additional details)	Corporate responsibility performance metric (CRPM) An assessment of performance on leading and lagging safety, environment and community metrics Points out of 100	20%	80 points	88 points	97 points	Achieved Target: 88.1 points	100%
	ESG initiatives: Development of ESG Strategy and completion of Diversity Action Plan initiatives	5%	Identify ESG focus areas and establish aspirational goals; complete 4 diversity initiatives	Identify ESG focus areas and establish long- and mid-term targets; complete 6 diversity initiatives	Identify ESG focus areas, establish long-, mid- and short-term targets, and complete site consultations; complete 8 diversity initiatives	Exceeded target: Developed integrated ESG strategy and established targets in the key focus areas, including 2023 targets; completed 8 diversity initiatives	135%
Operational and Financial Performance	Delivering against guidance4 Performance against 2022 pro-forma guidance on: Production: 2.15M +/−5% AISC1: $1,150 per ounce +/−5% Capital: $850M +/−5%	15%	Both production and AISC1 marginally miss guidance; capital over guidance	Both production and AISC1 are within guidance; capital in line with or under guidance	Strongly beat guidance on both production and AISC1; capital in line with or under guidance	Below target on production/AISC, however capital under guidance: Production: 1.96M (below guidance range) AISC1: $1,271 (above guidance range) Capital: $764M below guidance range)	35%
	Total cost Effectively managing costs (production cost before allocations, other operating cost and overhead)	15%	4% over budget	On budget	4% under budget	Achieved Target: Total cost was in line with budget	100%
Balance Sheet	Free cash flow per share2 Achieve free cash flow budget	10%	18 cents per share below budget	On budget, with targets differentiated by gold price	6 cents per share above budget	Below threshold: 19 cents per share	0%
Shareholder Returns	Relative total shareholder returns (TSR)3 Relative ranking vs. performance peer group	10%	25th percentile	Above median	1st rank and positive absolute TSR	Below target: 9th rank	25%
Building for the Future	Deliver targeted strategic accomplishments An assessment of performance against key initiatives, including: • Tasiast and Paracatu asset value • Great Bear • Three-year production guidance • Advancement of key projects • Exploration In addition, bonus/penalty points could be assessed in four areas: M&A transaction; stakeholder engagement; people and organization; material change in value of asset. Total points are calculated as a% of maximum points	30%	25% of maximum points	50% of maximum points	>85% of maximum points	Achieved Target: 50% of maximum points: Outperformed on Great Bear and exploration; achieved target on Paracatu; below target on Tasiast, projects (La Coipa delays and Round Mountain optimization) and production guidance. Bonus points assessed in recognition of the successful Great Bear acquisition and divestiture of Chirano.	100%
Total		100%	After 5% deduction applied to recognize the mine site fatality				70%

1.
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, including quantitative

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reconciliation, see Section 11 — Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2022, which section is incorporated by reference herein and as filed on the company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
2.
Free cash flow is a non-GAAP financial measure and may not be comparable to similar measures used by other issuers. For further details, including quantitative reconciliation, see Section 11 — Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2022, which section is incorporated by reference herein and as filed on the company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Free cash flow per share is a non-GAAP ratio and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the number of common shares outstanding at the beginning of the period. Targets for the free cash flow per share metric were differentiated for different gold price ranges to account for the volatility in gold price.

3.
TSR was measured from December 31, 2021 to December 31, 2022, using the trailing 20-day volume weighted average share price at the start and end of the performance period. The score on this metric was not adjusted for the Russian invasion of Ukraine that adversely impacted our stock price, despite these events being beyond management’s control; had the rating been adjusted, our ranking would have been around median of the peer group.

4.
2022 guidance released on May 10, 2022 for Kinross’ pro-forma portfolio after excluding assets from Russia and Ghana.

ESG Metrics
In response to shareholder feedback, we have enhanced our disclosure around our ESG metrics, as shown below.
Corporate Responsibility Performance Metric (CRPM)
The CRPM is our integrated ESG metric aligned to our Safety and Sustainability Policy. The CRPM is 20% of the SLT measures and incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric, as shown in the table below. In 2022, results were just above our target of 88 points resulting in a score of 100%. Additional information on Kinross’ metrics that are aligned to our Safety and Sustainability Policy, can be found in our Sustainability Report.
First Priority	Indicator	Metric	Maximum Points	2022 Results1
Health and Safety (34 points)	Lagging Indicators	Total Reportable Injury Frequency Rate (TRIFR)	10	6.6
		Lost days severity rate	8	4.2
	Proactive Drivers of Safety2	Field safety engagements by management (per employee)	4	4.0
		Workplace hazards identified and corrected (per employee)	4	3.4
		Critical risk management	9	7.3
Environment (33 points)	Lagging Indicators	Environmental incidents	15	14.6
	Proactive Drivers of Environment	Water balance accuracy	6	4.7
		Reclamation cost accuracy	4	3.9
		Risk and audit	2	1.7
		Environmental training (% of site workforce)	6	5.7
Community Relations (33 points)	Lagging Indicators	Community incidents	9	9.0
		Community and media feedback	8	7.7
	Proactive Drivers of Community Relations	Stakeholder engagement (# engaged and compliance to plan)	6	6.0
		Local content (# of employees and business partners from local jurisdictions)	2	1.8
		Community and corporate contributions	8	7.7
	Maximum	Target	Result
Total Points	100	88	88.1

1.
Sum of points may not add up due to rounding

2.
Points capped at 16 points

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
ESG Initiatives — Diversity
In line with Kinross’ commitment to diversity, equity and inclusion (DEI) a new metric linked to specific actions in our Diversity Action Plan was added to the SLT measures for 2022. We have successfully completed eight initiatives, including global training on anti-racism, gender equity, unconscious bias and inclusive hiring, advancing our commitment to DEI by working to embed inclusive behaviours into everyday interactions across the company.
2022 Company Performance Overview
The following is a summary of 2022 company performance under each of our key strategic areas.
ESG

•
Injury frequency rates remained low and in line with three-year averages. However, this was overshadowed by a tragic employee fatality at the Tasiast mine in July 2022.

•
We established a Global Safety Learning Forum to reinforce our people-centric and progressive health and safety philosophy with a focus on sharing learnings across sites.

•
We completed development of our ESG strategy, announced our Climate Change Strategy and 2030 greenhouse gas (GHG) reduction target, and strengthened board oversight of ESG.

•
We maintained consistently high ratings as measured by S&P CSA, MSCI, Refinitiv, Moody’s ESG, and Sustainalytics.

•
In The Globe and Mail’s annual Board Games governance rating, Kinross was ranked the highest among Canadian mining companies.

•
We were awarded the Alaska Miners Association Environmental Stewardship Award for our Abandoned Mine Restoration initiative.

•
We advanced our commitment to diversity, equity and inclusion by working to embed inclusive behaviours into everyday interactions across the company.

•
We made more than $10 million of monetary and in-kind contributions through site investments, and provided humanitarian support in Mauritania to help the country manage the impact of extreme weather events.

•
We advanced our green energy targets by advancing the construction of the Tasiast solar plant, which is expected to come online in the second half of 2023.

Operational & Financial Performance and Balance Sheet

•
Operational challenges including commissioning delays at La Coipa and the Tasiast 21k project as well as inflationary pressures across the portfolio impacted our performance, contributing to the revision of production and cost guidance for the second consecutive year, and to cash flow falling below expectations.

•
Significant enhancements made by our newly appointed operational and technical leadership and a renewed operational focus, resulted in improved performance in the latter part of the year, including a ramp up of production, and the company finished each quarter stronger than the last.

•
At Tasiast, we successfully finalized a three-year collective labour agreement with no interruption to operations.

•
We returned $455 million in capital to shareholders consisting of approximately $155 million in dividends and $300 million as part of our enhanced share buyback program.

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Shareholder Returns

•
Russia’s invasion of Ukraine had a significant impact on our share price and as a result, our total shareholder returns fell to 9th rank relative to our peers. While we recognize that those events were completely beyond management’s control, the score on the relative total shareholder returns metric was not adjusted and as a result, the overall company performance rating and executive compensation was impacted.

Building for the Future

•
We completed the Great Bear acquisition in early 2022 and made excellent progress on the project, exceeding drilling targets. An initial mineral resource estimate was announced in February 2023, at the high end of the expected range.

•
We successfully divested our asset in Ghana, which combined with our exit from Russia and acquisition of Great Bear, has shifted our portfolio to be more Americas weighted.

•
We continued to advance our Tasiast 24k project, on schedule to reach throughput of 24,000 tonnes per day by mid-2023, and Tasiast solar plant, on schedule for completion in the second half of 2023.

•
We completed the feasibility study for Manh Choh, announced that we are proceeding with the project and progressed construction, with initial production expected in 2024.

•
We completed the Round Mountain Optimization program and decided to prioritize underground opportunities at Phase X and Gold Hill as they show potential for higher-margin, higher-return operations as compared to the open pit expansions at Phase W3 and Phase S.

•
Our exploration efforts continued to focus within the footprint of existing mines during 2022, with a total of 336,019 metres of drilling completed for all exploration projects. In addition to Great Bear, we also achieved significant results at Round Mountain, Curlew Basin, Bald Mountain and Alaska.

•
Excluding our divestitures, our proven and probable mineral reserve estimates decreased by 7.5%, primarily driven by depletion; measured and indicated resource estimates increased by 2%, driven by Great Bear and offset by cost pressures across the portfolio; inferred resource estimates increased by 26%, driven by Great Bear.

The human resources and compensation committee thus assigned the ratings against the performance measures as shown above to reflect this performance. Overall, the committee felt that a company multiplier of 70% appropriately reflected the year.
Prior year performance assessments under Mr. Rollinson’s leadership as CEO were as follows:
Year	Company performance multiplier
2013	110%
2014	95%
2015	100%
2016	107%
2017	118%
2018	97%
2019	109%
2020	120%
2021	70%
2022	70%
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2023 SLT Measures

FOCUS ON SAFETY AND ESG
Kinross has always been committed to the highest standards with respect to health and safety, environmental, social and governance matters. Our Corporate Responsibility Performance Metric, weighted at 20%, reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization. In line with our increased focus on ESG and our commitment to carbon reduction, we enhanced our ESG objective in the short-term incentive plan in 2022, increasing the weighting on the ESG category from 20% to 25%, with the addition of a new ESG initiatives metric. This metric was linked to our ESG strategy and Diversity Action Plan in 2022 and will be tied to the Tasiast solar plant, climate studies, diversity strategy and supply chain governance metrics in 2023.

The following SLT measures and targets have been established for 2023.
Key Strategic Area	Measure	Weighting	Target
ESG (25%)	Corporate responsibility performance metric (leading and lagging measures for health and safety, environment, and community relations)	20%	In line with 2022 target
	ESG Initiatives	5%	Targets based on the completion of the Tasiast solar plant, climate studies, diversity strategy and supply chain governance
Operational and Financial Performance (25%)	Delivering against guidance	15%	Aligned with 2023 annual guidance on production, attributable all-in sustaining cost, and capital expenditures
	Total cost	10%	Aligned with 2023 total cost budget (production cost before allocations, other operating costs and overhead)
Balance Sheet (10%)	Free cash flow per share	10%	Aligned with 2023 free cash flow budget with targets differentiated for different gold price scenarios, so that management is rewarded for factors within their control
Shareholder Returns (10%)	Relative total shareholder returns (TSR)	10%	Above median rank relative to the performance peer group
Building for the Future (30%)	Deliver targeted strategic accomplishments	30%
Points required as a percentage of maximum points is in line with 2022 target and is based on an assessment of key initiatives focusing on the advancement and delivery of capital projects, mine life extension, increasing resources and reserves, exploration, and cost optimization

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Individual Performance — Named executive officers
J. Paul Rollinson — President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.
The following summarizes Mr. Rollinson’s performance in 2022. Individual performance factors for the President and CEO are recommended by the human resources and compensation committee and approved by the board.

Objective	Accomplishments
Strategy and capital decisions: Develop and refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:
•
decisions on key projects / expansion opportunities;

•
making decisions on possible acquisitions;

•
determining the best allocation of resources to existing mines and future projects;

•
maximizing the value of existing resources.

•
Provided leadership during a challenging year, where in addition to operational challenges, the company faced a number of external challenges, notably the Ukraine conflict and ensuing sanctions that required an exit strategy from Russia, as well as significant inflation

•
Oversaw M&A opportunities, including closing the Great Bear transaction, and divesting of our Russian and Ghanaian assets under challenging circumstances

•
Initiated and oversaw the review of a number of potential strategic opportunities

•
Obtained Board approval to proceed with the Manh Choh project

•
Oversaw the successful advancement of the company’s exploration strategy with notable successes at Great Bear, Curlew, and Gold Hill

•
Continued the quarterly dividend and oversaw the analysis and development of an enhanced share buyback program, which resulted in the return of approximately $455 million to shareholders

Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and company strategy:
•
consistent focus on our First priorities

•
demonstrate leadership to the global organization through communication of company direction and challenges;

•
maintain morale and continue to reinforce Kinross values and culture.

•
Led the organization through a difficult year, with increased leadership visibility through email communications, new video-based townhall format, and in-person site visits

•
Restructured the senior operations leadership team following continuing operational and projects-related challenges

•
Oversaw an organizational review, resulting in overhead cost savings, a more streamlined structure for our current business, and clearer accountabilities

•
Kinross was recognised as one of Toronto’s Best Employers for the 5th consecutive year for our commitment to our values and employee recognition programs

•
Announced winners for our 14th Annual LOVA awards and held two in-person events in Toronto to recognize our 2020, 2021, and 2022 winners

•
Advanced Inclusion and Diversity (I&D) strategy through participation on the Global Inclusion and Diversity Council and support for ongoing I&D efforts

•
Achieved donation and student hiring objectives set out in the BlackNorth pledge

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Objective	Accomplishments
External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value. Build and maintain positive relationships with key governments and other stakeholders. Specific steps include:
•
engaging with stakeholders regarding company strategy, direction, options and results;

•
reinforcing key messages in the market;

•
maintaining and continuing to enhance credibility with stakeholders;

•
identifying and seeking out new investors as appropriate;

•
maintaining effective working relationships with governments, environmental groups and related stakeholders.

•
Continued to effectively manage government relations in key jurisdictions:

•
Sustained positive government relations in Mauritania following significant interactions at CEO level and below to foster relationships

•
Began engagement with government officials in Canada and Ontario regarding the Great Bear project

•
Held 233 investor meetings or events; interacted with representatives from 256 funds

•
Oversaw donations strategy, including humanitarian relief in Mauritania after severe flooding that impacted communities near the Tasiast mine site

•
Oversaw publication of 2021 Sustainability Report and Climate Report

•
Kinross continues to be highly rated on several sustainability indexes including S&P CSA, MSCI, Refinitiv, Moody’s ESG, and Sustainalytics, and won numerous awards for safety and environment, including the Alaska Miners Association Environmental Stewardship Award for our Abandoned Mine Restoration initiative

•
Enhanced board reporting of ESG by the ESG Executive Committee and oversaw development of holistic ESG strategy

•
Made public commitment to reduce Greenhouse Gas intensity by 30% by 2030, as a step towards previously disclosed commitment to be net-zero by 2050

Board interaction: Maintain a productive two-way relationship with the Board, thereby assisting them in carrying out their obligations to shareholders, through:
•
transparent communications;

•
engaging the Board at appropriate times for decision-making.

•
Successfully recruited a new Board member who is standing for election at the 2023 shareholders’ meeting

•
Regular communications with the Board (outside of regular meetings) on important matters

•
Continued leading performance on Globe and Mail’s Board Games as the top ranked mining company

2022 Performance and Compensation
• Individual STI rating:	95% (after a deduction for the fatality at Tasiast)
• STI payment:	$1,251,861 (after the discretionary reduction to the individual rating from 95% to 75%, resulting in a 10% reduction to the STI payment)
• Total direct compensation:	$5,726,107 — at the median of the comparator group and below the median of the TSX
• Pay mix:	80% at-risk pay (equity + STI); 58% in equity; equity mix includes 55% RPSUs and 45% RSUs

RPSUs: 32%
Base Salary: 20%
At-risk pay
RSUs: 26%
Short Term Incentive: 22%

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Andrea S. Freeborough, Executive Vice-President and Chief Financial Officer

Ms. Freeborough joined Kinross in August 2009, as the Vice-President, Corporate Controller. In 2013, Ms. Freeborough took on additional responsibility as Vice-President Finance, and in March 2017, Ms. Freeborough took on the role of Vice-President, Investor Relations and Corporate Development. Ms. Freeborough was appointed to the senior leadership team in the role of Senior Vice-President and Chief Financial Officer effective May 1, 2019. In June 2021, Ms. Freeborough took on oversight of Investor Relations in addition to her existing portfolio, and in October 2021, Ms. Freeborough was promoted to Executive Vice-President and Chief Financial Officer.
The following summarizes Ms. Freeborough’s performance in 2022 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2022 Objectives

Ms. Freeborough’s objectives for 2022 included providing leadership and oversight to Kinross’ finance, IT and investor relations functions; strengthening relationships with key stakeholders; managing liquidity and financing for the company including oversight of capital allocation decisions; managing credit rating agency relationships; overseeing financial reporting and taxation; enhancing overall company reporting and control processes.

2022 Accomplishments

Balance Sheet / Capital Allocation
•
Played a leadership role in analyzing and instituting enhanced share buyback program

•
Continued evaluating and managing quarterly dividend program

•
Effectively managed balance sheet and liquidity position during a challenging year

•
Led negotiation and completion of several financing transactions, including securing financing for Great Bear acquisition, the renewal / extension of credit facility and letter of credit facility

Treasury / Finance
•
Managed difficult situation in Russia, navigating complex sanctions to maintain business continuity and extract value

•
Provided leadership on negotiations with insurers regarding the business interruption claim related to the Tasiast mill fire

•
Oversaw complex accounting and reporting for acquisition of Great Bear and divestitures of Russia and Ghana operations, with Russia and Ghana being particularly complex due to its characterization as being held for sale prior to the disposition

•
Effectively managed relationships with credit rating agencies

•
Led insurance renewal program, including meetings with insurers on D&O renewal

•
Provided M&A support on various projects including Great Bear acquisition and integration, and Russia and Ghana divestitures

IT
•
Maintained significant focus on cybersecurity, which continues to be an area of heightened risk

•
Navigated complex issues related to Russia operations and divestitures in light of U.S. sanctions related to technology

•
Managed complex IT elements of Ghana divestiture

Financial Planning and Analysis
•
Oversaw guidance revisions resulting from divestitures of Ghana and Russia and from ramp-up delays at Tasiast and La Coipa

•
Played a significant role in creating an enhanced strategic business planning process, supporting Kinross Technical Services and Operations

Tax
•
Worked with Legal and Government Relations to navigate exit from Ghana

Investor Relations
•
Led and participated in investor interactions and presentations at numerous investor conferences

•
Significant marketing efforts for Great Bear acquisition

•
Managed investor messaging and interactions related to Russia-Ukraine conflict and ensuing sale process and Ghana divestiture

Leadership
•
Significant succession planning work within departments to ensure the development of internal bench strength for key roles

•
Significantly downsized certain areas, resulting in cost savings, increased efficiency, and development opportunities for key talent

2022 Performance and Compensation

•
Individual STI rating: 110%

•
STI payment: $345,724

•
Total direct compensation: $1,658,938 — below the median of the comparator group and TSX60

•
Pay mix: 73% at-risk pay (STI + equity); 52% in equity; equity mix includes 55% RPSUs and 45% RSUs

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In the subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, global security, global lands and legal.
The following summarizes Mr. Gold’s performance in 2022 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors

2022 Objectives

Mr. Gold’s objectives for 2022 included: providing leadership to corporate development, legal, government relations, communications and global security; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, global lands and security functional areas

2022 Accomplishments

Corporate Development / Strategy
•
Completed transactions:

•
Great Bear acquisition: completed acquisition on a tight timeline and oversaw successful integration

•
Russia divestiture: completed a sale transaction under very challenging circumstances, extracting some value for our Russian assets while many other companies were unable to extract any value

•
Ghana divestiture: negotiated good value for a non-core asset amid a challenging political environment

•
Great Bear Royalties: negotiated simplified royalty and partial buyback agreement and supported Royal Gold acquisition of Great Bear Royalties

•
Oversaw the review of a number of potential corporate development opportunities

•
Assisted in development of corporate strategy working with the CEO

•
Optimized Junior Equity Investment portfolio

•
Supported Finance/Treasury with enhanced share buyback and dividend programs

Government Relations
•
Mauritania: the relationship with GOM continued on a positive trajectory

•
Chile: worked with advisory board for Lobo-Marte project permitting and contributed to permitting strategy and planning; monitored the regulatory environment following recent federal elections

•
Ghana: successfully navigated a complex political situation and enabled the company to exit the country successfully

•
Canada/US: helped to obtain exploration permit at Great Bear and began establishing relationships with key government players; leadership on permitting process with Alaska government for Manh Choh

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Legal and Governance
•
Provided legal leadership, guidance, oversight and support on sensitive matters and on key litigation matters, including:

•
All key corporate development transactions (including Great Bear, Russia and Ghana divestitures, and other transaction reviews)

•
Term loan negotiations for Great Bear purchase price

•
Recovery of insurance proceeds from Tasiast mill fire

•
Enhanced share buyback program

•
Provided legal and compliance leadership in navigating a complex and fast-changing sanctions environment as the Russia situation unfolded

•
Provided legal leadership and oversight on key governance matters and best practices including:

•
Proxy/governance disclosure and maintenance of best practices leading to the highest ranked mining company again in the Globe & Mail Board Games

•
Oversight of board and corporate policy amendments

•
Played a key role in sourcing and onboarding a new director who is standing for election at the 2023 shareholders’ meeting

Global Security
•
Conducted and provided guidance on several successful investigations with legal and compliance

•
Ensured safety and security of personnel and assets in Russia prior to divestiture

•
Enhanced site intelligence gathering globally

Communications
•
Provided leadership on all elements of communications in a very challenging year

•
Assisted with Shareholder Engagement and disclosure in governance area

Community Relations / ESG / Major Permitting
•
Took on oversight of Community Relations, ESG (shared with SVP, HR) and Major Permitting following SLT and other management changes in the second half of the year

Leadership
•
Restructured Legal, Communications, and Security teams to achieve cost savings and more effective structures going forward

•
Stepped up to help manage several very difficult issues throughout the year

2022 Performance and Compensation

•
Individual STI rating: 115%

•
STI payment: $764,052

•
Total direct compensation: $2,810,619 — above the median of the comparator group and below the median of the TSX60, when compared to second-ranked NEOs

•
Pay mix: 78% at-risk pay (STI + equity); 51% in equity; equity mix includes 55% RPSUs and 45% RSUs

94	2023 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Claude J.S. Schimper, Executive Vice-President and Chief Operating Officer

Mr. Schimper joined Kinross in April 2010 as Vice-President and General Manager, Kupol. In July 2014, he was promoted to Regional Vice-President, Russia, providing oversight and leadership to our offices, mines and projects in Russia. In May 2019, his title was changed to Senior Vice-President Operations, Russia in recognition of the additional accountabilities as a result of the departure of the Chief Operating Officer. Mr. Schimper was also appointed to the Leadership Advisory Team in 2019. In October 2021, Mr. Schimper was appointed to the senior leadership team in the newly created role of Executive Vice-President, Russia and West Africa Operations, reporting directly to the President and CEO, and took on oversight and accountability for operations in West Africa in addition to operations in Russia. In July 2022, following the departure of our Chief Technical Officer, Mr. Schimper was appointed to Executive Vice-President and Chief Operating Officer and took on oversight of global operations and health and safety.
The following summarizes Mr. Schimper’s performance in 2022 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2022 Objectives

Mr. Schimper’s objectives for 2022 included: providing leadership and oversight over Kinross’ Russia and West Africa operations; maintaining strong performance on Kinross’ “First Priorities” of safety, environment and community relations in those regions; delivering against regional targets on cash flow, production, cost and sustaining capital; providing leadership and senior direction to each of the operating sites in the region; providing support for due diligence efforts in the region; overseeing the development of the Chulbatkan project; and overseeing regional exploration. As of July 2022, Mr. Schimper’s objectives were expanded to include providing leadership and oversight over all of Kinross’ global operations as well as global health and safety.

2022 Accomplishments

First Priorities
•
Made meaningful changes to our approach to health and safety (H&S) within the organization, focusing on building capacity, resilience and promoting a sense of shared accountability

•
Established the Global Safety Learning Forum to further strengthen cross-company collaboration, greater information exchange and the sharing of effective safe working practices

•
Launched the Safety Excellence Program at Tasiast, incorporating a local cultural context to achieve deeper connection with the H&S philosophy by the local workforce.

•
H&S metrics were strong across sites; however, there was a tragic fatality at Tasiast during routine maintenance

Operations
•
Missed guidance due in large part to challenges with commissioning at La Coipa and Tasiast, which were Projects-related issues

•
At Tasiast:

•
Made a number of changes to help overcome the commissioning challenges at the plant, resulting in improved throughputs as the year progressed

•
Completed Collective Labour Agreement negotiations with no labour disruption

•
Significant work to enhance Inclusion and Diversity, with a particular emphasis on women, with the opening of a Women’s Lounge, extended maternity benefits, and more flexible rotation schedules, among other initiatives

•
Instituted enhanced training and upskilling programs to better prepare the local workforce to successfully handle challenges of the operation

•
At La Coipa:

•
Significant improvements were made in the second half of the year to address commissioning and supply chain challenges, with production improving quarter over quarter as the year progressed

•
At Paracatu:

•
Delivered according to plan, providing robust cash flow

•
Recoveries improved in the latter half of the year

•
At the US sites:

•
Delivered improvements in the second half of the year, headlined by heap leach performance gains

Leadership and Organization
•
Took on COO role upon former CTO’s departure

•
Provided leadership to Russian operations and workforce during tumultuous times as the invasion of Ukraine unfolded and the company ultimately divested its Russian assets

•
Acted as the global Inclusion and Diversity champion, participating in Kinross diversity events as well as representing Kinross externally; member of the Global Inclusion and Diversity Council

•
Advocate for International Women’s Day, Breast Cancer Awareness month and Movember, increasing participation across all sites in these initiatives

2022 Performance and Compensation

•
Individual STI rating: 110% (after a deduction for the fatality at Tasiast)

•
Annual STI payment: $342,867 (excluding one-time cash award)

•
Annual total direct compensation (excluding one-time cash award): $1,650,415

•
Pay mix (annual compensation): 74% at-risk pay (STI + equity); 54% in equity; equity mix includes 55% RPSUs and 45% RSUs

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Muhanad (Ned) Jalil, Senior Vice-President and Chief Technical Officer

Mr. Jalil rejoined Kinross in January 2022 as Senior Vice-President, Technical Services, having previously held various leadership roles, most notably directing the strategic planning and technical services of the company's cornerstone Paracatu mine and delivering the site’s successful asset optimization initiative. Mr. Jalil was appointed to the senior leadership team in the role of Senior Vice-President and Chief Technical Officer in September 2022, overseeing Kinross’ technical services function, as well as projects, exploration, supply chain, and Great Bear.
The following summarizes Mr. Jalil’s performance in 2022 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2022 Objectives

Mr. Jalil’s objectives for 2022 included: providing leadership and senior direction to each phase of capital project execution for all major projects; delivering project studies from scoping through to feasibility that appropriately balance risk and return; providing oversight and leadership for technical services; providing assurance of reserves and resources; providing support and technical guidance for due diligence efforts; leading global brownfield exploration; overseeing Kinross’ annual strategic business planning cycle; providing oversight and leadership for Kinross’ global continuous improvement and innovation program, supply chain and energy strategy functions.

2022 Accomplishments

First Priorities
•
Environment: no major spills and all material permitting activities advanced on or ahead of schedule

•
Tailings: no incidents at any tailings facilities

Projects
•
Great Bear: project made excellent process, exceeding drilling target, with robust initial resource declared with year-end results. The project was successfully integrated and management has engaged with First Nations representatives.

•
La Coipa Restart: Kinross Technical Services (KTS) group provided significant support to Operations to get the site back on track after issues with commissioning under prior management’s oversight

•
Lobo-Marte: provided technical support for permitting efforts, including a water study to understand options for water sources and associated costs

•
Manh Choh: Feasibility Study completed and project sanctioned in July — early construction work was advanced on time and on budget

•
Round Mountain Optimization Program: study was completed, with a deferral of open pit extensions and a prioritization around underground opportunities at Phase X and Gold Hill. A decision has been made to proceed with further underground exploration through the construction of a decline at Phase X.

•
Tasiast Solar: construction on the solar plant advanced as planned, with the plant expected to be operational in the second half of 2023

•
Due diligence: Completed numerous full scale technical due diligence projects in collaboration with corporate development

Supply Chain
•
Managed supply chain in difficult inflationary environment, realizing savings and maintaining security of supply through strategic purchasing

Strategic Planning
•
Led the annual SBP process during a time of transition, making several enhancements to the process to improve technical rigor, site-KTS collaboration and overall confidence in the plans

Exploration had a successful year with notable highlights:
•
Great Bear: exceeded ambitious target of 200,000 metres of drillings, drilling close to 250,000 metres with promising results that confirm the company’s view of the value proposition, and underpinning a robust initial resource

•
Round Mountain: had promising results at both Phase X and Gold Hill, supporting decision to invest in the Phase X underground decline for further exploration. At Gold Hill, >1 km cumulative strike/dip extensions along two major vein zones and new vein discovered and permitting is ongoing for a potential decline in 2024

•
CBX project (Kettle River): Underground exploration drilling resulted in a 314 koz. Resource increase with only 20% of the drill data. Exploration advanced, with 16 of 24 kms of drilling completed which continues to confirm and extend targets, such as the K5 ‘bonanza’ zone, and discover new veins

Leadership and Organization
•
Took on CTO role during a challenging time

•
Made changes to KTS organization to enhance effectiveness and technical rigor

2022 Performance and Compensation

•
Individual STI rating: 100%

•
STI payment: $165,675

•
Annual total direct compensation (excluding on-hire LTI grant): $925,959 — around the 25th percentile of the comparator group and below the 25th percentile of the TSX60 (compared to TSX60 fifth ranked NEOs)

•
Pay mix (annual compensation): 71% at-risk pay (STI + equity); 53% in equity; equity mix includes 55% RPSUs and 45% RSUs

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2022 Short-Term Incentive
Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the 2022 short-term incentives. These short-term incentive payouts were recommended by the human resources and compensation committee and approved by the board.
Named Executive Officer	Title	Company results × 60% weight	+	Individual results × 40% weight	=	Total performance multiplier	2022 actual target (% of salary) for purposes of calculating STI	Calculated 2022 STI (US$)1	Actual 2022 STI (US$)1
J. Paul Rollinson	President & CEO	70%		95%		80%	150%	1,390,957	1,251,8613
Andrea S. Freeborough	EVP & Chief Financial Officer	70%		110%		86%	79%	345,724	345,724
Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	70%		115%		88%	140%	764,052	764,052
Claude J.S. Schimper	EVP & Chief Operating Officer	70%		110%		86%	90%	342,867	342,867
Muhanad (Ned) Jalil2	SVP & Chief Technical Officer — SLT (Sep. 1, 2022 to Dec. 31 2022)	70%		100%		82%	75%	72,649	72,649

	Company results × 50% weight	+	Individual results × 50% weight	=	Total performance multiplier	2022 actual target (% of salary) for purposes of calculating STI	Calculated 2022 STI (US$)1	Actual 2022 STI (US$)
SVP, Technical Services (Jan. 31, 2022 to Aug. 31, 2022)	80%		100%		90%	50%	93,026	93,026
Total							165,675	165,675

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383.

2.
As a result of Mr. Jalil’s promotion to the senior leadership team effective September 1, 2022, his short-term incentive was calculated in two parts: For January 31, 2022 to August 31, 2022, it was based on a company score of 80% for all employees below the SLT level (50% weighting) and individual score of 100%, as outlined in the table above. For September 1, 2022 to December 31, 2022, it was calculated using his new target of 75%, consistent with the calculation for the other SLT, as outlined in the table above. His total STI of USD$165,675 is the sum of the two parts.

3.
Despite Mr. Rollinson’s individual rating of 95%, and the overall company rating of 70%, he recommended and the board approved a discretionary reduction to his rating from 95% to 75% resulting in an overall reduction of 10% to his short-term incentive payment in light of company performance and low shareholder returns.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
LONG-TERM INCENTIVE
Kinross provides long-term equity incentive compensation with the following objectives:

•
Align the interests of executives with those of shareholders

•
Focus efforts on improving shareholder value and the company’s long term financial strength

•
Reward high levels of performance

•
Provide incentive for high levels of future performance

•
Provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company

Long-term incentives are granted as part of the company’s annual performance and compensation review, and may also be granted on hire and, in certain circumstances, as a result of a promotion.
In determining eligibility and target grant levels for long-term incentives, the human resources and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.
The value of an individual’s actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resources and compensation committee also considers each NEO’s existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resources and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ long-term incentive plans: for the 2022 performance year, Restricted Share Units (RSUs) and Restricted Performance Share Units (RPSUs). The RSU component may be further divided among cash-settled RSUs and equity-settled RSUs. Each year the human resources and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.
Kinross believes that each element in our long-term incentive plan plays an important role:

Restricted Performance Share Units (55%)
The performance metrics attached to the RPSUs provide for greater alignment between company performance and realized pay, provide an additional incentive for future performance, and ensure management is focused on achieving the fundamental business outcomes related to shareholder value.
In addition, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

Restricted Share Units (45%)
RSUs provide for alignment with shareholders, as the value is dependent on the stock price.
Equity-settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares.
Cash-settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to ‘time’ their share sales.

From 2008 to 2018, the committee increased the weighting on RPSUs for the senior leadership team five times, from 5% to 50%. RPSUs had made up 50% of the long-term incentives granted to the CEO since 2014 and to the other senior leadership team members since 2015. For the 2019 annual compensation awards, the committee removed options from the long-term incentive

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
plan and further increased the weighting on RPSUs to 55% for the senior leadership team. We believe that by putting a greater emphasis on performance-based equity, we have created better alignment with shareholder interests, and this shift in the equity mix is in line with feedback we have received from shareholders. With the removal of options, the weighting on RSUs increased to 45% for the senior leadership team. For the senior leadership team, two-thirds of RSUs granted in 2023 (with respect to 2022) will be settled in equity when they vest, and the balance will be cash-settled. RPSUs granted in 2023 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. No changes were made to the equity mix for the compensation awards with respect to 2022. The weighting of the components of the annual equity award for the past five years for the SLT is as follows:
	Weightings
Component	2018	2019	2020	2021	2022
RPSUs	50%	55%	55%	55%	55%
RSUs1	30%	45%	45%	45%	45%
Options	20%	0%	0%	0%	0%

1.
RSUs were 50% cash-settled for 2018, and one-third cash-settled for 2019 to 2022, with the balance being equity-settled.

Measuring company performance in our long-term incentive plan
RPSU Performance Measures
Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the human resources and compensation committee reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years. They also review current best practices and consider shareholder feedback before approving the measures for a new grant.
Based on the four “Principles for Building Value” in the Kinross Way Forward, our focus is to select incentive measures which are aligned to long-term TSR performance and thus with shareholder interests. The RPSU measures used for the grants which vested in, were included in or were with respect to 2022 (grants made in 2019 through 2023) and the rationale for each is as follows:
Measure	Weighting	Rationale
Relative TSR	50%
As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross’ performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity.
While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.

Production	25%
We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive’s control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management’s control). However, two key inputs to cash flow that lie within management’s control are production and attributable all-in sustaining cost. Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

Attributable All-in Sustaining Cost	25%
From 2012 to 2019, the targets for production and cost were set on an annual basis and linked to our annual public guidance. Performance relative to target was assessed each year and a vesting percent determined for that year. The vesting percentages for the three years were then averaged to determine the total vesting percent for that measure. For a number of years, we reviewed and assessed possible alternative measures, and in response to shareholder feedback and to further align executive interests with Kinross’ long-term strategy, in 2020 we moved from setting annual targets for production and cost to setting three-year targets for these measures. We believe the shift to measuring longer-term performance in our RPSU plan thereby encourages longer-term thinking, while maintaining the focus on our two critical business drivers, and will reinforce sustainable performance and the creation of shareholder value over the long-term.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2022 RPSU Performance Goals
The number of RPSUs that vest is based on company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The threshold for the three-year cost and production targets is established at 50% vesting level. The RPSUs included in 2022 compensation and granted in February 2023 will vest in February 2026 based on the schedule below:
Performance over three-year vesting period	Percent of units that will vest
	Maximum 150%1	Target 100%	Threshold 0%
Relative total shareholder return (RTSR) ranking
Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Agnico-Eagle; Alamos; AngloGold Ashanti; B2Gold; Barrick; Centerra; Eldorado, Endeavour; Gold Fields; IAMGOLD; New Gold; Newcrest; Newmont; SSR Mining; Yamana; S&P TSX Gold Index. Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three-year period, and Kinross’ percentile within that group is determined. The human resources and compensation committee has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three-year time frame.
	90th percentile and positive absolute TSR	Above median	Below 20th percentile
Production
Target is to meet the three-year total production guidance for attributable gold equivalent ounces. Production results utilized for the RPSU calculation may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (i.e. gold to silver price ratio); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.
	+7% and still within target range on attributable all-in sustaining cost	Three-year total production guidance for attributable gold equivalent ounces2	−10%
Attributable all-in sustaining cost (AISC) per gold equivalent ounce sold
Target is to meet the expected three-year weighted average attributable all-in sustaining cost per gold equivalent ounce sold established through Kinross’ strategic business planning process (SBP). Attributable all-in sustaining cost results utilized for the RPSU calculation may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (inflation, gold price, royalties, foreign exchange rates and oil price); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.
	−10%	Expected three-year weighted average AISC range as determined by the 2022 SBP3	+10%

1.
Up to 200% based on the human resources and compensation committee discretion to recognize outstanding performance.

2.
The three-year production target for the 2022 grant is aligned to Kinross’ three-year public guidance for 2023 to 2025.

3.
The three-year attributable all-in sustaining cost target for the 2022 grant is based on our strategic business plan and considers the risks and opportunities in our portfolio.

The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances and retains the right to modify the performance measures for future grants.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
RPSUs Vested in 2023
The RPSUs granted in 2020 with respect to 2019 (and included in 2019 compensation) vested in February 2023. The vesting level was well below target at 41%. To determine the vesting percent, we completed the following calculation:
1.
Assessed performance and vesting percent for each performance measure:

Relative TSR, Production and Attributable all-in Sustaining Cost per gold equivalent ounce sold: As these are all three-year measures, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule and the vesting percent is thus established for these metrics.
2.
A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resources and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2023:
Measures	Weighting	Target	Years	Actual performance	Score
Relative total shareholder return	50%	Three-year TSR ranking vs. performance peers Threshold1: 11th rank Target1: 5th-6th rank Maximum1: 1st and positive absolute TSR	2020-2022	9th rank	50%
Production (attributable gold equivalent ounces) for RPSUs2	25%	Performance against expected 3-year production as established by the strategic business plan Threshold1: 10% below target Target1: 6.7 to 6.85M ounces Maximum1: 6% above target	2020-2022	6.28M ounces	65%
Attributable all-in sustaining cost per gold equivalent ounce sold (“AISC”) for compensation purposes3	25%	Performance against expected 3-year weighted average AISC3 as established by the strategic business plan Threshold1: 10% above target Target1: $955 to $975 Maximum1: 10% below target	2020-2022	$1,130	0%
Weighted average					41%

1.
Performance below threshold results in 0% vesting on that component. Target performance results in 100% vesting, and maximum is 150% vesting (or up to 200% based on HRCC discretion).

2.
Attributable gold equivalent ounce production for 2020 to 2022. Production (attributable gold equivalent ounces) for RPSUs is production disclosed in Kinross’ Management’s Discussion and Analysis, adjusted to exclude production for La Coipa in 2022, as this was not included in the targets for this grant. No other adjustments have been made.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Year	Production (attrib. gold equivalent ounces)4	La Coipa Production (gold equivalent ounces)	Production (attrib. gold equivalent ounces) for RPSUs
2022	1,957,237	(109,576)	1,847,661
2021	2,067,549	n/a	2,067,549
2020	2,366,648	n/a	2,366,648

3.
Three-year weighted average attributable all-in sustaining cost per equivalent ounce sold for the period 2020 to 2022. Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, including quantitative reconciliation, see Section 11 — Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2022, which section is incorporated by reference herein and as filed on the company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Attributable all-in sustaining cost per equivalent ounce sold for compensation purposes is attributable all-in sustaining cost per equivalent ounce sold, as disclosed in Kinross’ Management’s Discussion and Analysis adjusted to exclude production and costs for La Coipa in 2022, as this was not included in the targets for this grant. No other adjustments have been made for purposes of determining the vesting of RPSUs in 2023.

Reconciliation	2022	2021	2020
Attributable AISC disclosed in MD&A4	$1,271	$1,138	$987
Adjustments for compensation purposes:
La Coipa impact on AISC	$33	n/a	n/a
AISC for compensation purposes	$1,304	$1,138	$987

4.
On June 15, 2022, the company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the company announced that it had completed the sale of its Chirano mine in Ghana. Production and AISC results for the year ended December 31, 2022 are from continuing operations and exclude results from the company’s Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022. Production and AISC results for the years ended December 31, 2021 and 2020 are from total operations and include attributable results from the company’s Chirano and Russian operations as reported in the MD&A for the year-ended December 31, 2021 and year-ended December 31 2020. Targets for this grant were therefore adjusted to exclude the 2022 planned production and AISC from Chirano and Russian operations that had been included when the targets were determined.

The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2022.
To date, 12 grants of RPSUs have vested, with vesting levels ranging from 37% to 118% with only three grants vesting above target. The RTSR measure has been the most significant factor influencing that vesting level. All of our performance measures will vest at zero if the performance does not meet the threshold. For RPSUs that vested from 2012 through 2016, the company did not meet the threshold on the RTSR measure and the RTSR portion vested at zero. The RTSR portion vested at 50% for the RPSUs that vested in 2017. In 2018 to 2022, our three-year TSR relative to our performance peer group significantly improved, contributing to the higher vesting levels seen in those years. At the end of 2022, our three-year TSR underperformed and as a result, the RTSR portion vested at 50% for RPSUs that vested in 2023. In addition, our operational challenges over the last two years, resulted in the production metric vesting at 65% and the cost metric vesting at zero for those RPSUs.
The following table shows the vesting levels achieved on prior grants of RPSUs which vested from 2012 through 2023:
Compensation year	Year vested	Vesting %
2008	2012	37%
2009	2013	45%
2010	2014	58%
2011	2015	70%
2012	2016	67%
2013	2017	82%
2014	2018	118%
2015	2019	113%
2016	2020	115%
2017	2021	98%
2018	2022	88%
2019	2023	41%
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2022 TOTAL DIRECT COMPENSATION
In determining compensation for the senior leadership team, the human resources and compensation committee considers a number of factors including company performance as outlined under “2022 SLT Measures” starting on page 84, individual performance as described under “Individual performance — Named executive officers” starting on page 90, compensation relative to prior years, the company’s target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors. In particular for 2022, the committee balanced a number of factors in making its compensation decisions:
•
Impact on company performance of events both within and outside of management’s control: Although the committee recognizes that the geopolitical events in Russia were beyond management’s control, their effect on shareholder returns impacted executive pay decisions.

•
Management’s quick response and significant efforts to address the year’s challenges: In such an extraordinary year, it was important for the committee to balance the different factors impacting performance outcomes in making compensation decisions to achieve alignment of executive and shareholder interests, pay for performance, market competitive pay, and pay transparency.

•
Company performance and compensation relative to prior years: 2022 compensation decisions considered the year’s performance relative to 2021 and the significant decrease in 2021 total compensation for the SLT and CEO of 10% and 12% (in C$), respectively, which reflected the underperformance of our share price and safety and operational challenges during 2021.

Short-term incentive	Long-term incentive
•
Short-term incentives were calculated as per the formula using the company performance multiplier of 70% based on the performance scores outlined in “2022 SLT measures”, and the individual performance multipliers outlined under “Individual performance — Named executive officers”.

•
Considering the company’s performance and low shareholder returns, the CEO recommended, and the board approved a discretionary reduction in his individual performance score from 95% to 75%, resulting in an overall decrease to his total STI award of 10%. With this reduction, the CEO’s STI for 2022 is 72% of target.

•
The CEO’s STI award is down 6% in US$ (and flat in C$) from 2021 and remains 42% lower than his 2020 award in US$ (38% lower in C$).

•
2022 STI awards for the NEOs were all below 90% of target and aggregate NEO STI is down 7% from 2021 in US$ (flat in C$).

•
For further information on the final short-term incentive payments, see “2022 Short-Term Incentive” on page 97.

•
Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to senior leadership team members. In 2022, LTI made up 58% of the CEO’s total direct compensation.

•
The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention.

•
We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years.

•
In determining the long-term incentive awards for the SLT, year over year increases in total compensation as well as the position of compensation relative to the market were considered.

•
The value of the long-term incentives awarded to executives as part of their 2022 compensation also reflected 2022 performance.

•
The CEO’s LTI award is down 6% in US$ (flat in C$) and aggregate NEO annual LTI is also down from 2021.

Total direct compensation
The total direct compensation package provided was intended to reflect the challenges in 2022 and their impact on the company’s performance and shareholder returns while acknowledging that certain factors and events were outside of management’s control and recognizing the actions and significant efforts taken by management to mitigate and overcome the year’s challenges. The CEO’s total direct compensation is down 6% in US$ (flat in C$) from 2021 and remains 17% lower than 2020 in US$ (12% lower in C$). Aggregate NEO total compensation is down 10% in US$ (4% in C$) from 2021.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
BENEFIT AND RETIREMENT PLANS
EMPLOYEE BENEFITS AND PERQUISITES
Benefits and Perquisites
Kinross provides a competitive benefits program to all its Canadian employees, including members of the senior leadership team, which includes: medical and dental insurance for employees and their dependents; life and accidental death & dismemberment insurance; critical illness insurance; business travel accident insurance; and income protection in case of disability.
Members of the senior leadership team receive higher levels of insurance benefits (including life, accidental death & dismemberment, critical illness and business travel accident), home security services (tax paid by the company), and participate in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. In addition, a parking allowance is provided to Mr. Gold and a car allowance to Mr. Rollinson. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.
The benefits and perquisites offered to the senior leadership team are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see “Incremental payments on termination, retirement and death” on page 124 for further details).
In order to attract and retain global talent, including senior executives, in all of our locations worldwide, Kinross provides a benefits program which is competitive in the local market, or, in the case of expatriate employees, is comparable to that offered by other companies to their expatriates. The expatriate benefits program includes medical and dental insurance for employees and their dependents; life and accidental death & dismemberment insurance; business travel accident insurance; and income protection in case of disability. In addition, Kinross provides premiums, allowances and tax benefits to employees on global assignments in accordance with the company’s Global Assignment Policy. Compensation for certain expatriate employees is determined on a ‘net’ basis to provide a net package which is competitive in a range of countries from which we source candidates, and where there are varying tax and social security costs. The company then pays the mandatory tax and/or social security obligations in the home and host countries. Until September 30, 2021, Mr. Schimper was on an international assignment in the Far East region of Russia and as a result, received the following additional benefits: foreign service and assignment premiums in recognition of the significant hardship of his particular location and the challenges and inconveniences experienced during his assignment; travel benefits; bank fees; and tax benefits. These benefits are reported in the “All Other Compensation” column of the “Summary compensation table” on page 110.
Employee Share Purchase Plan
Under Kinross’ Employee Share Purchase Plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.
RETIREMENT PLANS
As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Retirement Allowance Plan (ERAP) for the senior leadership team. The benefits available to the SLT under this plan are comparable to those offered by companies in the comparator group. Each member of the SLT participated in this plan in 2022; participants who are in this plan are not eligible to participate concurrently under any other Kinross- sponsored retirement plan. Mr. Jalil became eligible and began participating in the plan upon his appointment to the senior leadership team on September 1, 2022.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Executive Retirement Allowance Plan
The following sets out the terms of the Executive Retirement Allowance Plan:
Company contributions
The company makes notional contributions of 15% of base salary and short-term incentive target bonus, accrued quarterly, beginning on the executive’s membership date, and continuing throughout the executive’s employment, including during any severance period following a change of control. Following 60 months of continuous service as a member of the ERAP, the executive receives an additional 3% notional contribution of base salary and short-term incentive target bonus accrued quarterly.
As security for all non-US taxpayer members of the ERAP, the company pays for the cost of an annual letter of credit, which together with refundable tax is sufficient to cover the total accrued benefits of such non-US taxpayer members under the plan.

Membership and Eligibility
Membership is determined by eligibility for the plan which is based on the nomination of one or more executives by the company. The eligible individual then has to take certain actions to complete membership.

Employee contributions	None — the company covers all contributions and costs.
Interest	Interest is calculated and compounded on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last business day of the prior quarter.
Vesting
For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. When a member has 96 or more months of continuous service, benefits will vest at 100% at the end of the month in which they are accrued.

Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. An executive, who is not a US taxpayer, may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.
Other Retirement Plans
Kinross provides Canadian executives below the senior leadership team with a retirement plan to assist in saving for retirement. Company contributions equal 13% of base salary and short-term incentive target bonus. Following 60 months of continuous service at the Vice-President level, the executive receives an additional 2% of base salary and short-term incentive target bonus. In 2022, Mr. Jalil participated in the Canadian retirement plan prior to his promotion to the senior leadership team.
Kinross provides benefit packages which are competitive in the local markets in which we operate, and which often include retirement or other savings plans. As a former expatriate employee, Mr. Schimper participated in the International Long Term Savings Plan until September 30, 2021. Employees participating in this plan receive additional compensation (contributions) equal to 6% of salary directed into the Savings Account. In addition, if a participating employee chooses to make optional contributions, matching amounts up to an additional 4% of salary are directed into the Savings Account.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following is a table showing the accumulated value under all applicable retirement plans in which the NEOs participated during 2022 (sum of elements may vary slightly due to rounding)1:
Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end
	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	5,291,593	521,609	144,506	5,957,708
Andrea S. Freeborough	748,669	127,301	−35,583	840,387
Geoffrey P. Gold	3,532,579	279,077	95,539	3,907,195
Claude J.S. Schimper	650,324	120,113	−110,946	659,491
Muhanad (Ned) Jalil	0	47,565	1,094	48,659

1.
Retirement allowance values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383, with the exception of a portion of Mr. Schimper’s values which are in U.S. dollars. Mr. Schimper continues to have an interest in his international long-term savings account but did not receive or make any contributions during 2022.

SHARE PERFORMANCE AND NEO COMPENSATION
The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2022 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (gold index). The graph and the table below show what a $100 investment made in Kinross common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2017 would be worth every year and at the end of the five-year period following the initial investment.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)

200%
150%
100%
50%
0%
2017
2018
2019
2020
2021
2022
LEGEND
Kinross Gold Corp
S&P/TSX Composite Index
S&P/TSX Global Gold Index

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)

Figures in table are percentages	2017	2018	2019	2020	2021	2022
Kinross Gold (TSX: K)	100.00	81.18	113.65	173.68	139.04	107.55
S&P/TSX Composite Index	100.00	91.12	111.97	118.25	147.99	139.48
S&P/TSX Global Gold Index	100.00	93.62	133.41	161.58	146.14	148.08

For the five-year period ended December 31, 2022, Kinross has seen a total shareholder return of 7.55%.
From 2017 to 2022, NEO compensation was determined primarily based on company operational performance, which includes the items within the control of management. Aggregate compensation for all NEOs was also affected by changes in senior
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leadership personnel. Total shareholder returns reflect many factors which are outside the control of management (such as commodity prices, geopolitical risk, and broader market factors), as well as company performance and management decisions. The human resources and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining senior leadership team compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
The following are some of the ways in which compensation was aligned to total shareholder returns during this period:
•
2018 — Shareholder returns were negative in 2018 and underperformed the gold index. In addition, operational performance, while good, was not as strong as in 2017. Therefore, total compensation for the CEO decreased 9% over 2017 (in C$), and total compensation in aggregate for the NEOs decreased 8% (in C$).

•
2019 — Following a strong year operationally and solid returns to shareholders, compensation for the CEO increased 6% (in C$) compared to 2018, although still below 2013 and 2017 total compensation. Aggregate NEO compensation (for five NEOs, excluding the former CFO) increased by 3% (in C$) relative to 2018, but remained lower than in many prior years. The compensation for the senior leadership team, which had been reduced to just four members, was down 17% (in C$) compared to 2018.

•
2020 — Shareholder returns increased again with total shareholder returns of 56% and significantly outperformed the gold index and most peers. Despite the impacts of the pandemic, Kinross had an outstanding operational year and created future value through bolt-on and synergistic acquisitions and project advancement. As a result, CEO and NEO total compensation increased by 10% (in C$).

•
2021 — Shareholder returns were negative in 2021 and underperformed the gold index. In addition, safety and operational challenges significantly impacted company results. Therefore, total compensation for the CEO decreased 10% over 2020 (in C$). Aggregate total compensation for the four SLT members (excluding Claude Schimper who joined the SLT in late 2021) decreased 9% (in C$). This decrease was offset by Claude Schimper’s compensation increase, in part due to his promotion to the SLT, resulting in a smaller decrease in aggregate total compensation for the five NEOs over 2020.

•
2022 — Shareholder returns were low in 2022 and underperformed the gold index. Company performance was impacted by several unprecedented macro factors as well as unforeseen operational challenges. However significant actions were taken to address and mitigate these challenges, and advancements were made in several key areas that lay the foundations for a successful future. Aggregate NEO total compensation decreased over 2021.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
As the summary and graphs above show, the human resources and compensation committee has reduced executive compensation, as and when appropriate, to recognize operational and share price performance and their impact on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. When the share price has fallen, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the “Summary compensation table” at time of grant. On the other hand, when the share price increases, executives also benefit, thus incenting them to deliver value for shareholders.
The following chart compares the values realized by the CEO to those realized by shareholders over the past six years. During this period, we have seen a bell-curve effect of steady appreciation and depreciation of share price value, which can partly be attributed to the change in gold prices. As a result, the values realized or realizable by the CEO during this period are greater than the compensation that was awarded in the earlier part of the period and lower than compensation awarded over the last few years, as reported in the “Summary compensation table”. Overall, there is strong alignment between the values realized by shareholders and those realized or realizable by the CEO, as is shown in the last two columns of this table. On average, over this period, the value of  $100 invested by shareholders at the start of each of the periods shown has returned $102 to shareholders, while each $100 awarded to the CEO has remained at a current value of  $100.
Year1	Value as of December 31, 2022 (C$ millions)				Value of C$100
	Total direct compensation awarded (C$ millions)2	A Realized pay3	B Realizable pay4	A+B=C Current value	Period	To CEO ($)5	To shareholders ($)6
2017	8.3	9.4	0.3	9.6	12/31/2016-12/31/2022	116	132
2018	7.5	8.5	0.4	8.9	12/31/2017-12/31/2022	119	102
2019	8.0	5.2	2.0	7.3	12/31/2018-12/31/2022	91	125
2020	8.8	4.8	2.6	7.4	12/31/2019-12/31/2022	85	90
2021	7.8	3.3	3.8	7.0	12/31/2020-12/31/2022	91	59
					Average	100	102
Figures in table may not add up due to rounding
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1.
The year shown is the year for which the compensation was granted and included in the “Summary compensation table”. 2021 compensation includes short-term incentives and long-term incentives, which were awarded in February 2022 with regard to 2021 and included in 2021 compensation.

2.
Total direct compensation awarded is the total direct compensation (salary, short-term incentive and long-term incentive) as reported in the “Summary compensation table” for that compensation year, including the fair market value of equity at time of grant.

3.
Realized pay is the sum of the salary, short-term incentive, RSUs/RPSUs granted for that year which vested during the period, based on the share price at date of vest (taxable compensation value), plus the value of options granted for that year which were exercised during the period (market value at point of exercise less the exercise price paid).

4.
Realizable pay is the theoretical remaining value for unvested / unexercised equity (as of December 31, 2022) based on the December 31, 2022 share price. It is calculated as the total of all RSUs and RPSUs (at target) granted for that year which have not yet vested, valued using the share price at December 31, 2022, plus the value of options granted for that year which have not yet been exercised (market value at December 31, 2022 less the exercise price).

5.
Value of  $100 to CEO represents the actual value to the CEO for each $100 awarded in total direct compensation for the year indicated, as of December 31, 2022. It is calculated as current value divided by the total direct compensation awarded.

6.
Value of  $100 to shareholders represents the value of a $100 investment in Kinross common shares made on the first day of the period indicated.

The following table shows total compensation as a percentage of operating earnings and total equity.
	Total compensation for NEOs (US$)	Total compensation for NEOs as a % of operating earnings1, 2	Total compensation for NEOs as a % of total equity2
20223	15,650,429	3.35%	0.27%
20214	17,467,579	8.06%	0.26%
Change (2021 to 2022)	−1,817,150	−4.72%	0.00%
Figures may not add up due to rounding
1.
For the purposes of this table, total compensation is shown as a percentage of operating earnings before impairment charges (reversals), with the adjustments as follows:

	2022 (US$ millions)	2021 (US$ millions)
Operating earnings	117.7	72.1
Add back: impairment charges (reversals)	350.0	144.5
Operating earnings before impairment charges (reversals)	467.7	216.6

2.
Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

3.
2022 compensation paid in Canadian dollars was converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383.

4.
Reflects compensation for NEOs as reported in the 2022 Management Information Circular.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KEY SUMMARY TABLES
SUMMARY COMPENSATION TABLE1
The following table provides information for the year ended December 31, 2022 regarding the annual compensation paid to or earned by the company’s Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers whose total compensation exceeded $150,000 for the year 2022 (the named executive officers, or NEOs).
Compensation for the NEOs is paid in Canadian dollars, except in the case of Mr. Schimper who was paid in U.S. dollars prior to his promotion to the senior leadership team, effective October 1, 2021, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates. Figures in table may not add up due to rounding.
Name and Principal Position					Non-equity incentive
	Year	Salary	Share-based Awards2, 4	Option-based Awards3, 4	Annual Incentive Plans5	Long-term Incentive Plans	Pension Value6	All Other Compensation 7	Total Compensation
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson President and CEO	2022	1,159,131	3,315,115	0	1,251,861	n/a	521,609	296,929	6,544,645
	2021	1,238,417	3,541,871	0	1,337,490	n/a	557,287	317,412	6,992,477
	2020	1,166,319	3,575,925	0	2,145,555	n/a	524,843	296,740	7,709,382
Andrea S. Freeborough Executive Vice-President & Chief Financial Officer	2022	446,671	866,543	0	345,724	n/a	127,301	61,836	1,848,075
	2021	453,560	925,815	0	300,651	n/a	121,743	64,872	1,866,642
	2020	414,298	931,877	0	392,720	n/a	108,753	64,098	1,911,745
Geoffrey P. Gold Executive Vice-President, Corporate Development, External Relations & Chief Legal Officer	2022	620,172	1,426,396	0	764,052	n/a	279,077	132,463	3,222,160
	2021	662,592	1,484,207	0	753,235	n/a	298,167	109,127	3,307,327
	2020	624,393	1,583,837	0	983,855	n/a	280,977	103,963	3,577,025
Claude J.S. Schimper Executive Vice-President & Chief Operating Officer	2022	421,588	885,960	0	398,239	n/a	120,113	859,348	2,685,248
	2021	314,435	883,456	0	426,343	n/a	63,541	1,735,285	3,423,060
	2020	269,248	272,158	0	152,125	n/a	38,369	1,368,510	2,100,410
Muhanad Jalil Senior Vice-President & Chief Technical Officer	2022	267,691	824,829	0	165,675	n/a	47,565	44,543	1,350,302

1.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table, except in the case of Mr. Schimper who was paid in U.S. dollars from January 1, 2021 until September 30, 2021, using the following exchange rates for C$1.00:2022 — US$0.7383; 2021 — US$0.7888; 2020 — US$0.7854.

2.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO, valued at the date of the grant, plus any one-time awards granted during the year. One-time grant values included in 2022 compensation are: for Mr. Jalil an on-hire grant of C$450,000 cash-settled RSUs. One-time grant values included in 2021 compensation are: for Mr. Schimper a C$375,000 performance-based grant in equity-settled RPSUs, to recognize the critical new role he took on in 2021 as EVP, Russia and West Africa, and to incent and recognize achievement of key short- and long-term safety and operational objectives at Tasiast. These RPSUs will vest in thirds on the later of the achievement of each objective, and the first, second and third anniversary of the grant. The grant date fair value in the “Summary compensation table” for RSUs granted in 2023 (for the 2022 performance year), 2022 (for the 2021 performance year) and in 2021 (for the 2020 performance year), has been estimated using the company’s volume weighted average TSX share price for the five trading days immediately preceding the date of grant to determine the grant date fair value, in order to reduce the impact of any short-term volatility in the share price. The accounting fair value is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. In accordance with International Financial Reporting Standards (IFRS), the accounting fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The grant date fair values and accounting fair values are shown in the table below:

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Year	Grant Date	Grant Date Fair Value (C$)	Accounting Fair Value (C$)
2022	February 27, 2023	5.04	4.92
2021	February 28, 2022	7.04	7.03
2020	February 22, 2021	8.79	8.28
For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (i.e. relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:
Assumption	February 27, 2023	February 28, 2022	February 22, 2021	February 24, 2020
Share price (C$)	5.04	7.04	8.79	7.29
Kinross beta versus the peer group	1.109	1.137	1.076	0.984
Average peer group volatility	51.80%	47.50%	49.00%	38.20%
Kinross volatility	53.90%	52.40%	50.50%	36.10%
Risk-free interest rate	4.52%	1.76%	0.22%	1.30%
Dividend yield	3.31%	2.17%	1.83%	N/A
Fair value of RPSU (C$/RPSU)	4.69	6.53	8.36	8.24
Grants made in February 2020 with respect to performance in 2019 which are not included in the “Summary compensation table” were valued as follows: Mr. Rollinson $3,341,366, Ms. Freeborough $829,952, Mr. Gold $1,328,077, and Mr. Schimper $313,960. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under “Restricted share units” on page 116, and “Restricted performance share units” on page 116.
3.
No options were granted in February 2023 (as part of 2022 compensation), in February 2022 (as part of 2021 compensation) and in February 2021 (as part of 2020 compensation). For more information on the equity mix, see “Long-term incentive” on page 98. See the information under “Share Option Plan” on page 119 for more details regarding this plan.

4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. For RPSUs granted as part of the annual long-term incentive award (granted in February of each year), the number that vest can range from 0% to 150% of units granted based on company performance (or up to 200% based on HRCC discretion). For 2022, RSUs made up 45% of each NEO’s annual long-term incentive award (where one-third were cash-settled and two-thirds were equity-settled). The one-time performance-based grant made to Mr. Schimper on November 19, 2021 was 100% RPSUs. For this grant, the number of RPSUs that vest is based on the achievement of safety and operational objectives at Tasiast, and can range from 0% if objectives are not met to 100% of units granted if all objectives are met. The on-hire grant made to Mr. Jalil on February 28, 2022 was 100% cash-settled RSUs.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Executive			Share-based awards				Number of units awarded
	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options
			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2022	February 27, 2023	1,491,802	1,823,313	3,315,115	0	400,911	527,019	0
	2021	February 28, 2022	1,593,842	1,948,029	3,541,871	0	287,016	378,195	0
	2020	February 22, 2021	1,609,166	1,966,759	3,575,925	0	233,089	299,683	0
Andrea S. Freeborough	2022	February 27, 2023	389,944	476,598	866,543	0	104,796	137,759	0
	2021	February 28, 2022	416,617	509,198	925,815	0	75,024	98,857	0
	2020	February 22, 2021	419,345	512,532	931,877	0	60,742	78,097	0
Geoffrey P. Gold	2022	February 27, 2023	641,878	784,518	1,426,396	0	172,500	226,761	0
	2021	February 28, 2022	667,893	816,314	1,484,207	0	120,273	158,481	0
	2020	February 22, 2021	712,727	871,110	1,583,837	0	103,239	132,735	0
Claude S.J. Schimper	2022	February 27, 2023	398,682	487,278	885,960	0	107,143	140,846	0
	2021	February 28, 2022	264,445	323,211	587,656	0	47,622	62,749	0
	2021	November 19, 2021	0	295,800	295,800	0	0	43,154	0
	2020	February 22, 2021	136,079	136,079	272,158	0	19,712	20,735	0
Muhanad (Ned) Jalil	2022	February 27, 2023	221,667	270,927	492,594	0	59,572	78,310	0
	2022	February 28, 2022	332,235	0	332,235	0	63,920	0	0
	2021
	2020
Figures in table may not add up due to rounding
5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2022 figure for Mr. Schimper includes a one-time performance-based cash award in the amount of C$75,000, awarded in 2021 and paid in 2022, upon achievement of specific safety and operational objectives at Tasiast. The 2021 figure for Mr. Schimper includes a one-time cash award in the amount of C$75,000 in recognition of the critical new role he took on in 2021 as EVP, Russia and West Africa, and a one-time performance-based cash award in the amount of C$75,000, paid upon achievement of specific safety and operational objectives at Tasiast. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 84 to 88 and pages 90 to 97 of this circular. The short-term incentive plan is described on page 80.

6.
This column includes compensatory contributions made to each SLT member’s executive retirement allowance plan. For Mr. Jalil, a portion of the 2022 values reflects contributions made by the company to the Canadian retirement plan (a non-SLT plan). For Mr. Schimper, the 2020 and a portion of the 2021 values reflect the additional compensation (contributions) made to the international long-term savings account (a non-SLT plan). Further details regarding the executive retirement allowance plan, Canadian retirement plan, and international long-term savings account can be found on pages 104 to 106.

7.
This column includes incremental costs to the company for perquisites provided to the SLT members, where applicable, including reimbursements made under the benefit reimbursement plan; a parking allowance for Mr. Gold; a car allowance for Mr. Rollinson; insurance premiums associated with additional life, accidental death & dismemberment, long-term disability, critical illness, and business travel; and home security services (including the cost of related taxes for each SLT member); and administrative fees related to Mr. Schimper’s international long-term savings account (including the cost of related taxes). Further details relating to benefits and perquisites can be found beginning on page 104. In addition to perquisites, the figures in this column include the value of the company match for the employee share purchase plan, as outlined on page 104 as well as, for Mr. Schimper, expatriate benefits for his pre-SLT role of SVP Operations, Russia in Far East Russia, including an assignment (hardship) premium, a foreign service premium, bank fees, and taxes paid by the company, as outlined on page 104 (provided until September 30, 2021). In 2022, perquisites which represented more than 25% of the total perquisite value for each NEO were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	78,423	33%
	Additional life insurance and AD&D coverage	61,379	26%
Andrea S. Freeborough	Benefit reimbursement plan	44,298	72%
Geoffrey P. Gold	Benefit reimbursement plan	44,298	41%
Claude J.S. Schimper	Benefit reimbursement plan	44,298	80%
Muhanad (Ned) Jalil	Benefit reimbursement plan	44,298	99%
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS
The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2022:
Name	Grant date	Option-based awards				Share-based awards — As of December 31, 2022
		Number of securities underlying unexercised options	Option exercise price1	Option expiration date2	Value of unexercised in-the- money options3	Number of shares or units of shares that have not vested4	Market or payout value of share-based awards that have not vested1, 5	Market or payout value of vested share-based awards not paid out or distributed
		(#)	(US$)		(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	February 15, 2016	404,577	3.08	February 15, 2023	403,244	1,351,054	5,506,107	0
	February 20, 2017	404,268	3.74	February 20, 2024	137,297
	February 19, 2018	444,185	3.65	February 19, 2025	186,927
	February 18, 2019	453,050	3.39	February 18, 2026	311,073
Andrea S. Freeborough	February 15, 2016	19,549	3.08	February 15, 2023	19,485	350,322	1,427,709	0
	February 20, 2017	18,637	3.74	February 20, 2024	6,329
	February 19, 2018	19,037	3.65	February 19, 2025	8,011
	February 18, 2019	21,500	3.39	February 18, 2026	14,762
Geoffrey P. Gold	February 19, 2018	58,412	3.65	February 19, 2025	24,582	573,486	2,337,193	0
	February 18, 2019	59,886	3.39	February 18, 2026	41,119
Claude J.S. Schimper	February 18, 2019	10,621	3.39	February 18, 2026	7,293	199,564	813,308	0
Muhanad (Ned) Jalil					0	65,706	267,778	0

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383.

2.
Options expire after seven years.

3.
Based on the common share price on the TSX on December 31, 2022 of C$5.52, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2022. The calculation for outstanding RPSUs granted on February 24, 2020 (for the 2019 compensation year) uses 41% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on February 28, 2022 and February 22, 2021 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2022 of C$5.52.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR
The following provides details on the value of awards vested or earned during the year ended December 31, 2022:
Name	Option-based awards1, 3 — Value vested during the year	Share-based awards2, 3 — Value vested during the year	Non-equity incentive plan compensation3 — Value earned during the year
	(US$)	(US$)	(US$)
J. Paul Rollinson	315,533	3,494,529	1,251,861
Andrea S. Freeborough	14,974	419,560	345,724
Geoffrey P. Gold	125,125	1,600,674	764,052
Claude J.S. Schimper	22,190	498,626	398,239
Muhanad (Ned) Jalil	0	0	165,675

1.
Based on the common share price on the TSX on the vesting date, less the option exercise price.

2.
Based on the common share price on the TSX on the vesting date.

3.
Value is in Canadian dollars and was converted to U.S. dollars for purpose of this table using the exchange rate of C$1.00 = US$0.7383.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2022:
Name	Number of options exercised and sold	Grant price1	Share price on exercise date1	Value realized1
		(US$)	(US$)	(US$)
J. Paul Rollinson	738,940	2.75	5.20	1,805,802
Andrea S. Freeborough	36,061	2.75	4.26	54,313
Geoffrey P. Gold	0	0.00	0.00	0
Claude J.S. Schimper	0	0.00	0.00	0
Muhanad (Ned) Jalil	0	0.00	0.00	0

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383.

ADDITIONAL EQUITY COMPENSATION PLAN INFORMATION
The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 20221:
Plan category	Number of securities to be issued upon exercise of outstanding options and RSUs2	Weighted-average exercise price of outstanding options and RSUs3 C$	Number of securities remaining available for future issuance under equity compensation plans4, 5
Equity compensation plans approved by security holders	12,742,518	2.84	36,124,983
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	12,742,518	2.84	36,124,983

1.
This table does not include RSUs granted in early 2023 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options and RSUs. Outstanding options have increased due to the additional options granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 5,556,353 RSUs were outstanding as of December 31, 2022.

4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 50,000,000.

5.
In addition, as at December 31, 2022, 510,546 common shares remained available for issuance under the Share Purchase Plan.

	Restricted Share Plan		Share Option Plan		Share Option Plan (Great Bear)1		Share Purchase Plan
	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares
Maximum shares issuable	50,000,000	4.092	31,166,667	2.551	9,880,094	0.809	5,666,666	0.464
Shares issued to date	24,646,627	2.017	12,835,506	1.050	5,207,673	0.426	5,156,120	0.422
Shares issuable under outstanding awards	5,556,353	0.455	2,513,744	0.206	4,672,421	0.382	N/A	N/A
Shares available for future awards	19,797,020	1.620	15,817,417	1.295	—	—	510,546	0.042

1.
9,880,094 options were granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022. These options were granted under a separate approved pool and do not impact the shares issuable under the Share Option Plan.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Weighted average exercise price of all outstanding options under all plans:	C$2.84
Weighted average remaining term of all outstanding options under all plans:	0.74 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 2,162,840
RPSUs: 3,393,513
Shares for Issuance
	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of December 31, 2022	50,000,000	31,166,667	5,666,666
Percent of common shares outstanding (approximate)	4.09%	2.55%	0.46%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding
The following table sets out the overhang, dilution percentages in respect of options under the company’s Share Option Plan for the fiscal years ended 2022, 2021, and 20201:
	2022	2021	2020
Overhang1
The total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.88%	1.49%	1.60%
Dilution1
Options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.59%	0.30%	0.45%

1.
No options were granted to employees in 2020, 2021 and 2022. Overhang and dilution reflect the options granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022.

The following table sets out the burn rate percentages in respect of equity securities under the company’s Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2022, 2021, and 2020:
	Restricted Share Plan1			Share Option Plan2			Share Purchase Plan3
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Burn Rate
The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the company at the end of the fiscal year.	0.25%	0.21%	0.19%	0.81%	0%	0%	0%	0%	0%

1.
RPSUs are reflected at target (100%); RPSUs can vest from 0 to 150% (or up to 200% based on HRCC discretion).

2.
No options were granted to employees in 2020, 2021 and 2022. Burn rate reflects the options granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022.

3.
No shares were issued under the Share Purchase Plan in 2020, 2021 and 2022. Common shares were purchased from the market.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled)
Restricted share units
Kinross’ long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled). In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e. existing holdings and outstanding awards). Effective January 1, 2020, the number of equity-settled or cash-settled RSUs granted to an eligible employee is determined by dividing the dollar value of the grant by the volume weighted average TSX share price for the five trading days immediately preceding the date of grant.
Restricted performance share units
Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a “Monte Carlo” model for the relative total shareholder return portion of the RPSUs and, effective January 1, 2020, the volume weighted average TSX share price for the five trading days immediately preceding the date of grant for the other performance measures.
RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined below, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:
•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant), and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

For information on RPSU performance measures, targets, and results, please see the “Measuring company performance in our long-term incentive plan” section beginning on page 99.
Automatic Securities Disposition Plan
In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for senior leadership team members to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.
Executives make an election to participate in the ASDP and may participate only if they meet Kinross’ minimum share ownership requirements (see page 73). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive’s ability to modify or terminate their participation in the plan.
In 2022, no senior executives participated in the ASDP.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key terms under the Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled) include the following:
Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non- employee directors are not eligible to participate in this plan.
Restricted period
Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.
Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs except in the case of annual compensation grants, which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with Canada Revenue Agency rules.
RPSUs: RPSUs generally vest on the third anniversary of the grant.

Vesting
Equity-settled RSUs, including RPSUs: a performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder’s behalf.
Cash-settled RSUs: a payment will be calculated using a volume-weighted average share price for the five trading days immediately preceding the vesting date multiplied by the number of vested restricted share units.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.
Assignment	RSUs and RPSUs are not assignable.
Retirement or termination
During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the human resources and compensation committee. The human resources and compensation committee may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However, for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.
Change of control
All outstanding RSUs and RPSUs will become vested (at target), notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends
When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and dividing by either:
•
for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

•
for cash-settled RSUs, the volume weighted average share price for the five trading days immediately following the dividend payment date.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan
The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.
RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Plan amendments — Restricted Share Plan
Under the terms of the Restricted Share Plan, shareholder approval is required for any amendment, modification or change that:
•
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the Restricted Share Plan to non-employee directors,

•
permits restricted share rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the restricted share rights, to be made under the Restricted Share Plan,

•
reduces restrictions on the restricted period for RSUs (including RPSUs) except in the event of death, retirement, or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Share Option Plan
In 2019, the human resources and compensation committee decided to change the mix of equity granted to executives and remove stock options from this mix beginning with the grant in February 2020. No grants of options were made in 2021 and 2022, or with the grant of February 20231. Prior grants were granted under the Share Option Plan.
The following are some key terms under the Share Option Plan which apply to all grants of options:
Eligibility
Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.

Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resources and compensation committee reserves the right to determine when the participant’s options become exercisable within the term of the option.

Expiry	Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.
Exercise price
The exercise price for each common share is determined by the human resources and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.
Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resources and compensation committee discretion, as noted below.
Options not yet exercisable: Generally any options will be automatically terminated, subject to human resources and compensation committee discretion, as noted below.
The human resources and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resources and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.
Change of control
All outstanding options vest and become exercisable immediately. Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

1.
9,880,094 options were granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022. These options were granted under a separate approved pool and do not impact the shares issuable under the Share Option Plan.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Plan amendments — Share Option Plan
Under the terms of the Share Option Plan, shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the Share Option Plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant,

•
extends eligibility to participate to non-employee directors,

•
permits stock option rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the stock option rights, to be made under the Share Option Plan,

•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.
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Employee Share Purchase Plan
The following are some key terms under the Employee Share Purchase Plan which apply to all shares purchased or issued under this plan:
Eligibility	Full-time and part-time employees, including officers, whether directors or not, of the company or any designated affiliate.
Purchase price
Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.
Shares purchased on the open market: The average price paid for all shares purchased.
Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six-month holding period.
Contribution changes
Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days’ notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.
Termination
Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.
Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.
Change of control
All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.
Plan amendments — Employee Share Purchase Plan
Under the terms of the Employee Share Purchase Plan (ESPP), shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the ESPP, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the ESPP to non-employee directors,

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the common shares, to be made under the ESPP, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.
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Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the ESPP in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
EMPLOYMENT CONTRACTS
Upon hire or promotion, all members of the senior leadership team enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 79.
Compensation on Retirement or Death
Type of termination	Severance	Short-term incentive	Options1	RSUs / RPSUs1	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance or pension, or value of savings plan account, payable, as applicable
Death	None	Prorated incentive paid based on date of death	All unvested options vest, can be exercised until the earlier of 12 months and original expiry	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance or pension, or value of savings plan account, payable to surviving beneficiary or estate, as applicable

1.
All equity is permitted to vest in accordance with the normal vesting schedule when senior leadership team members: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum three months’ notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months’ base salary plus a cash payment representing the present value of three years’ additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

Compensation on Termination of Employment
Among other things, the employment agreements for each of the senior leadership team members generally outline terms relating to termination of employment with the company.
The tables below outline the compensation payable to senior leadership team members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the SLT member (a triggering event). The tables also outline the compensation to SLT members if the executive’s employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders,

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company,

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor,

•
dissolution, liquidation or winding up of the company, or

•
an event following which the company’s nominees for the board of directors do not constitute a majority of the board of directors.

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In 2022, the following terms applied to all named executive officers:
Provision	Termination without cause or resignation following triggering event1	Termination or triggering event following change of control
Lump sum severance payment equal to the aggregate of:
two times:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

three times for Mr. Rollinson and Mr. Gold and two times for Ms. Freeborough, Mr. Schimper and Mr. Jalil:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to C$10,000 (up to C$25,000 for Mr. Rollinson)	up to C$10,000 (up to C$25,000 for Mr. Rollinson)
Benefits:
continue for two years or, alternatively, a lump sum payment in lieu of benefits equal to:
•
for Mr. Gold, 30% of salary;

•
for Ms. Freeborough and Mr. Schimper, 20% of salary; Mr. Jalil, 10% of salary and

•
for Mr. Rollinson, a lump sum payment of C$500,000.

continue for three years for Mr. Rollinson and Mr. Gold and two years for Ms. Freeborough, Mr. Schimper and Mr. Jalil or, alternatively, a lump sum payment in lieu of benefits equal to:
•
for Mr. Gold, 30% of salary;

•
for Ms. Freeborough, Mr. Schimper and Mr. Jalil, 20% of salary; and

•
for Mr. Rollinson, a lump sum payment of C$750,000.

Executive retirement allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	lump sum equal to the present value of three years of ERAP contributions for Mr. Rollinson and Mr. Gold and two years for Ms. Freeborough, Mr. Schimper and Mr. Jalil.
RSUs, RPSUs and options:
Mr. Rollinson: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing two years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture2.
Mr. Gold, Ms. Freeborough, Mr. Schimper and Mr. Jalil3: all equity which would otherwise have vested during the ensuing two years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) 60 days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.
All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for NEOs hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire or appointment to the senior leadership team (severance payment is reduced to 1.5 times, reimbursement for legal/financial counselling is C$3,000, benefits continue for 18 months or a lump sum payment of C$75,000 in lieu, ERAP benefits cease to accrue and any unvested RSUs, RPSUs and options are forfeited).

2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Ms. Freeborough, Mr. Schimper and Mr. Jalil, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

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Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the senior leadership team members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).
Incremental Payments on Termination, Retirement and Death
The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed fiscal year.
Name	Estimated incremental value of termination as of December 31, 20221
	Compensation component	Termination without cause	Termination following change of control	Retirement / resignation2	Death / change of control3	Termination with cause
J. Paul Rollinson	Severance payment	5,795,655	8,693,482	0	0	0
	Accelerated vesting of equity	142,617	320,679	0	320,679	0
	Benefits / ERAP	1,396,210	2,060,981	0	0	0
	Total	7,334,482	11,075,142	0	320,679	0
Andrea S. Freeborough	Severance payment	1,697,352	1,697,352	0	0	0
	Accelerated vesting of equity	0	83,511	0	83,511	0
	Benefits / ERAP	358,933	358,933	0	0	0
	Total	2,056,284	2,139,795	0	83,511	0
Geoffrey P. Gold	Severance payment	3,100,860	4,651,290	0	0	0
	Accelerated vesting of equity	0	136,249	0	136,249	0
	Benefits / ERAP	733,069	989,989	0	0	0
	Total	3,833,929	5,777,529	0	136,249	0
Claude J.S. Schimper	Severance payment	1,683,324	1,683,324	0	0	0
	Accelerated vesting of equity	0	106,441	0	106,441	0
	Benefits / ERAP	340,099	340,099	0	0	0
	Total	2,023,423	2,129,864	0	106,441	0
Muhanad (Ned) Jalil4	Severance payment	930,258	1,240,344	0	0	0
	Accelerated vesting of equity	0	14,371	0	14,371	0
	Benefits / ERAP	37,653	258,138	0	0	0
	Total	967,911	1,512,853	0	14,371	0

1.
This table reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings. Termination payments calculated and payable in Canadian dollars were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7383. Totals in table may not add up due to rounding.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan, any pension accrued under other retirement plans, or any accumulated values in the savings plan, as reported under the “Retirement plans” section on page 104. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death or change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2022, corresponding to each applicable discount period. No other incremental amounts would be paid.

4.
As Mr. Jalil was appointed to the senior leadership team on September 1, 2022, his termination payments have been calculated in accordance with the provisions for termination without cause within the first six months after the date of hire or appointment to the senior leadership team, as described in footnote 1 on page 123. He will meet the service criteria for the full termination benefits on May 1, 2023.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement or any other termination of such executives’ employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs’ responsibilities following a change of control.
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Governance
Kinross is committed to the highest standards of corporate governance and accountability. We closely follow the ongoing evolution of best practices and applicable laws to ensure that our approach to corporate governance delivers on our commitment.

Highest ranking Canadian mining company for governance	Shareholder engagement program
Recognized as the highest ranking Canadian mining company in The Globe and Mail’s annual corporate governance survey.	Contacted shareholders representing, in aggregate, over 50% of our issued and outstanding shares.
100% independent board committees
All Kinross board committees comprised entirely of independent directors.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GOVERNANCE
Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross’ approach to significant issues of corporate governance is designed with a view to helping ensure that the business and affairs of the company are effectively managed so as to enhance shareholder value.
HIGHLIGHTS
Financial
•
For 2022, almost all fees paid to our auditors were for audit or audit-related services,

•
Chair of the audit and risk committee is a “financial expert”

Directors
•
3 of 9 incumbent directors are women (33%), and 3 of 10 (30%) nominees for election at the meeting are women

•
8 of 9 (89%) incumbent directors are independent, including an Independent Chair, and 9 of 10 (90%) nominees for election at the meeting are independent

•
All board committees are composed solely of independent directors

•
The board met independently of management at all of its meetings (100%) in 2022, including at all regularly scheduled and special board meetings

•
All of the board committees met independently of management at all of their respective meetings in 2022

•
8 of 9 (89%) directors standing for re-election at this meeting were re-elected in 2022 with greater than 97% of the votes cast

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements

•
The company has a shareholder rights plan in effect until 2027.

REGULATORY COMPLIANCE
The board, through its corporate governance and nominating committee (CGNC), monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The CGNC recommends to the board changes to the company’s governance practices in light of changing governance expectations, regulations and best practices. The board will continue to review and revise the company’s governance practices in response to changing governance expectations, regulations and best practices.
Kinross’ corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.
Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company’s corporate governance practices compared to the NYSE standards are available for review on the company’s website at www.kinross.com.
Our board of directors
There are currently nine members of the board, of whom eight are independent within the meaning of the Corporate Governance Guidelines, National Instrument 58-101 and the NYSE standards. The independent directors hold meetings at which non-independent directors and management are not present at each board meeting, including at regularly scheduled and special board meetings (at least once every quarter). Mr. Rollinson is not independent as he is an executive officer of Kinross.
The Chair of the board (also referred to as the Independent Chair) is an independent director who has been designated by the board to provide leadership and to enhance and help ensure, with assistance from the CGNC and the other committees of the board, the independence of the board. Ms. McLeod-Seltzer was appointed as Chair of the board effective January 1, 2019.
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The responsibilities of the Independent Chair are set out in a written position description for the Independent Chair adopted by the board. These responsibilities may be delegated or shared with the CGNC and/or any other independent committee of the board and include responsibilities such as:
•
chairing all meetings of directors,

•
providing leadership to the board to enhance the board’s effectiveness,

•
managing the board,

•
acting as a liaison between the board and management, and

•
representing the company to certain external groups.

A copy of the position description of the Independent Chair is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company’s affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The board has adopted performance schedules for each of its standing committees1. These performance schedules have been developed by the CGNC as a tool to help ensure:
•
the adequate scheduling of meetings for the purpose of fulfilling all duties of the board and the committees as set out in their charters,

•
the fulfillment of the board and committee duties, and

•
the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet without management at each board meeting to review the business operations, corporate governance and financial results of the company. In 2022, the independent directors met without Mr. Rollinson or other members of management present at all (thirteen) of the board meetings held during the year.
The attendance record of each director standing for re-election at the meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under “About the nominated directors” on page 28.
A copy of the board mandate (charter of the board of directors) and the charters of each of the standing committees is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary. A copy of the charter of the board of directors of the company is also attached as Appendix A.
CODE OF BUSINESS CONDUCT AND ETHICS
As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The CGNC has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company’s Whistleblower Policy, to the Chair of the CGNC, the Chair of the audit and risk committee, the Chief Legal Officer, the General Counsel, the Vice-President, Compliance or, as applicable, to the Senior Vice-President, Human Resources.
The Code was most recently amended in February 2023 to reflect changes in current best practices. A copy of the Code may be accessed on the company’s website at www.kinross.com or under the company’s profile on SEDAR at www.sedar.com.
1.
Standing committees of the board are the audit and risk, the corporate governance and nominating, the corporate responsibility and technical and the human resources and compensation committees. It excludes the special committee of the board.

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The board takes steps to help ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.
The board encourages adherence to an overall culture of ethical business conduct by:
•
promoting compliance with the Code, including applicable laws, rules and regulations,

•
providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

•
promoting a culture of open communication, honesty and accountability,

•
helping ensure adequate training is provided for proper understanding of, and compliance with the Code, and

•
helping ensure awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company’s anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.
The company’s Vice-President, Compliance provides day-to-day leadership in the design, implementation and management of the company’s global compliance program throughout the organization, which is designed to ensure the company and its representatives comply with applicable law, the Code and other policies. The Compliance function is also tasked with management of the company’s Whistleblower Policy, the integrity hotline, as well as a due diligence program applicable to all global suppliers. The Vice-President, Compliance reports quarterly on such matters to the board and/or its applicable committees, including the corporate governance and nominating committee and the audit and risk committee.
ROLE OF THE BOARD OF DIRECTORS
The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through the standing committees of the board, comprising the audit and risk committee (ARC), corporate governance and nominating committee (CGNC), corporate responsibility and technical committee (CRTC) and human resources and compensation committee (HRCC) and the ad hoc special committee.
The charter of the board sets out specific responsibilities, some of which include:
•
appointing the Independent Chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

•
adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the senior leadership team of the company,

•
defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

•
obtaining periodic reports from management on the company’s operations including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.
Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company’s website at www.kinross.com.
In carrying out its mandate, the board met thirteen times in 2022, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:
•
adopted a strategic business plan proposed by management and considered possible strategic initiatives for the company,

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•
reviewed and approved consolidated financial statements,

•
obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

•
approved the 2023 budget,

•
approved the payment of dividends,

•
approved a revised delegation of authority policy for the company,

•
approved the divestiture of the company’s assets in Russia and Ghana,

•
approved renewal of the company's revolving credit facility at more favourable terms,

•
approved an enhanced buy-back program of the company’s common shares to rebalance the company’s use of free cash

•
reviewed and approved amendments to the charters of the board and committees,

•
reviewed director candidate profiles,

•
received reports from the Chair of the ARC regarding financial, audit, internal control, information technology, cybersecurity and legal matters and the implementation and operationalization of the risk management framework,

•
received reports from the Chair of the CGNC on current governance practices and the company’s compliance practices, as well as reviewed recommendations to approve board committee charters, and received reports on the progress made with respect to selection of new potential nominees to the board,

•
received reports from the Chair of the CRTC regarding environmental, health and safety matters, the overall process relating to the reporting of the company’s mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

•
received reports from the Chair of the HRCC and approved the compensation awarded to the CEO and senior executives, including the NEOs, and

•
reviewed issues relating to the company’s material properties.

RELATED PARTY TRANSACTIONS
The Code provides that all company representatives avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of the company. In addition, company representatives are required to disclose any actual or possible conflicts of interest.
The board reviews “related party” (defined below) transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the company assists in identifying possible related party transactions. The ARC has responsibility for reviewing and approving in advance any proposed related party transaction, but did not review and/or approve any related party transactions in 2022.
The ARC — with management and the company’s auditors — is responsible for the financial reporting of any transactions between the company and any related party.
When considering related party transactions, the company generally considers related parties to include (i) any director or executive officer of the company, (ii) a close family member of a director or executive officer, or (iii) any associate, affiliate or other entities, either controlled or jointly controlled by the director or executive officer or a close family member, or for which the director or executive officer or a close family member has significant influence over.
POSITION DESCRIPTIONS
The position description of our Independent Chair of the board is outlined above under “Our board of directors” on page 126.
The Independent Chair of the board works with the Chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.
The committee charter for each of the standing committees includes the responsibilities of the committee Chair which also constitutes their position description. In general, committee Chairs fulfill their responsibilities by, among other things:
•
reviewing and approving the agenda for each committee meeting,

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•
presiding over committee meetings,

•
obtaining reports from management regarding matters relevant to their mandate, and

•
reporting to the board and making recommendations to the board regarding matters in their committee’s areas of responsibility.

Although there is no written position description for the Chair of the special committee, the responsibilities of the Chair are substantially similar to those of the Board’s standing committees.
The board and the CEO engage in an ongoing dialogue regarding the board’s ongoing expectations for the CEO’s responsibilities, which are set out in the CEO’s written position description and include:
•
assuming the leadership of management and the day to day leadership of the company,

•
developing and recommending Kinross’ strategic plans,

•
implementing Kinross’ business and operational plans,

•
reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

•
ensuring that Kinross’ strategic business plan is carried out efficiently, with integrity and ethics, and

•
communicating and liaising with investors, other stakeholders, and public markets.

ASSESSING THE BOARD
The current practice of the board is for the Independent Chair, with the assistance of the CGNC, to make ongoing formal and informal assessments of the performance of the board and its committees, together with that of the board Chair, the committee Chairs and each individual director. The board has a formal evaluation process which is completed annually and consists of evaluation forms to solicit feedback on the board as a whole, its committees, the Independent Chair, committee Chairs and individual directors, including via a peer review. The questions include a set of open-ended qualitative questions to solicit purposeful inputs on board performance and functioning and to provide peer feedback to directors. On a periodic basis, the company engages an independent, third party to conduct the annual board assessment.
The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at helping ensure that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the CGNC to recommend changes to board composition or board structure, as may be required from time to time.
The results of the 2022 evaluation process were reviewed by the Independent Chair and the Chair of the CGNC. The results were then communicated to the CGNC by its Chair and to the entire board by the Independent Chair. The directors met with the Independent Chair and Chair of the CGNC, as required, to further discuss the results of the evaluations.
NOMINATING AND METHOD OF VOTING FOR DIRECTORS
The CGNC is responsible for identifying and recruiting new candidates for nomination to the board and considering candidates submitted by shareholders.
Among the duties under its mandate, the CGNC:
•
reviews the composition of the board to ensure it has an appropriate number of independent directors,

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maintains an evergreen list of potential nominees,

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analyzes the needs of the board when vacancies arise,

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ensures that an appropriate selection process for new board nominees is in place,

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makes recommendations to the board for the election of nominees to the board,

•
continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees and potential nominees identified by external search firms.

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In assessing the composition of the board, the CGNC takes into account the following considerations:
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the independence of each director,

•
diversity of the board, including gender representation,

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the competencies and skills that the board as a whole should possess, and

•
the current strengths, skills and experience represented by each director, as well as each director’s personality, and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.
INCLUSION AND DIVERSITY
Board diversity
Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the matrix presented above under the heading “Directors’ Skills and Experience“, the CGNC takes into account the diversity of candidates, including the representation of women on the board, when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.
In 2012, the board developed and approved a written board diversity policy. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors and in November 2015, it became part of the consolidated Corporate Governance Guidelines adopted by the board.
As set out in the board diversity policy, Kinross:
•
will periodically assess the skills, experience, knowledge and backgrounds of its directors in light of the needs of the board, including the extent to which the current composition of the board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors;

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is committed to a merit based system for board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter are not tolerated;

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will, when identifying suitable candidates for appointment to the board, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the board;

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will instruct any search firm engaged to assist the board in identifying candidates for director to include women candidates;

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will include women candidates in the board’s evergreen list of potential board nominees; and

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has a target of 33% women directors as members of the board.

Kinross currently meets its target of having women directors comprise 33% of the board. Mses. Lethbridge, McGregor and McLeod-Seltzer are standing for re-election at this meeting and if all of the director nominees are re-elected at the meeting, three of the ten board members (30%) will be women. The CGNC specifically considers the level of representation of women on the board when identifying and nominating individuals for election as director and is committed to actively recruiting for women as it advances board succession initiatives going forward.
Beginning in 2020, Kinross began requesting voluntary disclosure from its directors and executive officers on diversity characteristics beyond gender, including visible minorities, Indigenous peoples and persons with disabilities (“designated groups”). As part of its commitment to diversity at the board and executive officer levels, and through the company and its subsidiaries, Kinross provides voluntary disclosure of the number and percentage of its board who are members of these other designated groups. Based on the responses received in 2023, the current board of Kinross comprises one director (11%) who is a member of the Indigenous Peoples and if all of the director nominees are elected at the meeting, two of the ten board members (20%) will identify as belonging to the designated groups. Kinross engages with professional executive search firms as part of its
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ongoing board succession planning initiatives and engagement letters with the search firms have included explicit instruction to include members of designated groups for consideration.
The CGNC continues to review the board diversity policy annually and assess its effectiveness in promoting a diverse board.
Diversity in executive officer appointments
Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written guideline on inclusion and diversity with respect to its employees. The guideline titled “The Kinross Way for Diversity, Equity & Inclusion” was most recently updated in February 2023. It provides guiding principles for promoting a diverse and inclusive culture within Kinross. The guideline interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.
Gender diversity is recognized as one aspect of diversity which the guideline seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women in executive officer or other positions. Instead, Kinross has established a framework that will enable the evolution of diverse employee representation, including women as executive officers. Kinross believes this is a more meaningful and sustainable approach to improving inclusion and diversity in the workplace than the establishment of a target. This framework is grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2023, the representation of women in executive officer positions within Kinross and its subsidiaries was eight women, 16% (March 1, 2022: nine women, 16%), including two in the Senior Leadership Team (33%).
Kinross will strive to include female candidates for all key position openings and it specifically considers the representation of women in making appointments, including for executive officer roles. Although Kinross is committed to diversity, it has not adopted a specific target for the number of women in executive officer roles and in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.
During 2020, Kinross became a proud signatory to the BlackNorth Initiative, an initiative committed to the removal of anti-Black systemic barriers negatively affecting the lives of Black Canadians. Among other commitments, the company has agreed to monitor its progress against certain targets for Black, Indigenous or person of colour (BIPOC) representation in management and director positions. The company continues to work towards meeting its goal set out in the BlackNorth Initiative pledge of having 3.5% of management positions held by persons who identify as BIPOC.
In 2021, the charter of the HRCC was amended to include oversight of management’s efforts to establish an inclusive culture where diversity is valued and respected. Annually, the HRCC is apprised of gender diversity statistics and over the last five years the percentage of women in the workforce has increased and was just over 13% at the end of 2022. The percentage of women in operational roles has also increased from 6.8% in 2016 to almost 9% in 2022.
NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION
The CGNC, in conjunction with the Independent Chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.
Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.
To facilitate ongoing education of the directors, the CGNC, the Independent Chair or the CEO will, as may be necessary from time to time:
•
request that directors determine their training and education needs and interests,

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•
arrange ongoing visitation by directors to the company’s facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.
The following table provides details regarding various continuing education events during the fiscal year ended December 31, 2022, held for, or attended by, the company’s directors who are standing for re-election at the meeting. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.
Date	Topic	Presented/Hosted by	Attended by
January 2022	Mining Audit Committee Roundtable	KPMG LLP	Kerry Dyte Glenn Ives Elizabeth McGregor David Scott
	Comparative Governance	Deloitte LLP	Glenn Ives
	Tech Savvy Boards: Strategy and Emerging Tech Trends	Deloitte LLP	Glenn Ives
	A year in Review — The Biden Administration and Global Economy	The Economist	Glenn Ives
	Financial Reporting Developments Update	Ernst & Young LLP	Elizabeth McGregor
	Board Leadership Centre: webcast on the 2022 Board Agenda	KPMG LLP	Elizabeth McGregor
	The Rural Voice	Economic Club of Minnesota	Kelly Osborne
February 2022	The Impact of ESG on Corporate Strategy	Deloitte LLP	Glenn Ives
	The Digital Tsunami	Deloitte LLP	Glenn Ives
	Decarbonization Metals — Cu, Ni, Co and Li	Wheaton Precious Metals	Glenn Ives
	Political Perspectives in Latin America 2022: Mining and Natural Resources Disputes	Wheaton Precious Metals	Glenn Ives
	The Russia-Ukraine crisis	The Economist	Glenn Ives
	Invasion & History Unfolding: Russia‐Ukraine Crisis	CIBC	Catherine McLeod-Seltzer
	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Catherine McLeod-Seltzer Kelly Osborne
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Date	Topic	Presented/Hosted by	Attended by
March 2022	ESG Series: Responding to Customer and Stakeholder Demands	Deloitte LLP	Glenn Ives
	Ukraine at War — What happens next?	The Economist	Glenn Ives
	The Role of the Board During the Russian Invasion of Ukraine	National Association of Corporate Directors	Glenn Ives
	The Conflict in Ukraine: Geopolitical and Business Implications	Deloitte LLP	Glenn Ives Catherine McLeod-Seltzer
	Ukraine at War — Week 3	The Economist	Glenn Ives
	Ukraine at War — Critical Juncture	The Economist	Glenn Ives
	Emerging Technologies to Watch	The Economist	Glenn Ives
	Inclusive Workspace: Training and Workshop	Bard on the Beach	Glenn Ives
	Tech Savvy Boards — Risk & Cybersecurity	Deloitte LLP	Glenn Ives Catherine McLeod-Seltzer
	Market Update & Perspectives: Russia Ukraine Crisis — The Global Impact; A Conversation with John Manley; The Threat of A Global Cyberwar	CIBC	Catherine McLeod-Seltzer
	Dollars and Rubles: The Outlook for Sanctions	EurAsia Group	Elizabeth McGregor
	Perspectives on Mining: Labour in Mining, the Growing Gap	McKinsey & Company	David Scott
	Ukraine at War — Month 2	The Economist	Glenn Ives
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Date	Topic	Presented/Hosted by	Attended by
April 2022	Global Mining in 2022: From Risk to Opportunity	KPMG LLP	Kerry Dyte Glenn Ives Catherine McLeod-Seltzer
	Canadian Federal Budget 2022	KPMG LLP	Glenn Ives
	Ukraine at War — The Economic Impacts	The Economist	Glenn Ives
	Tech Trends for the Board	Deloitte LLP	Glenn Ives
	How to Organize Against ESG	Deloitte LLP	Glenn Ives
	Resilient Strategy	Deloitte LLP	Glenn Ives
	Ukraine at War — A New Offensive	The Economist	Glenn Ives
	Deloitte 360	Deloitte LLP	Elizabeth McGregor
	Women in Mining: Panel Discussion	Kinross	Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer
	2022 Global Energy Perspective	McKinsey & Company	Elizabeth McGregor
	Proxy Season Topics	Deloitte LLP	Glenn Ives Ave Lethbridge Elizabeth McGregor
	The Chair of the Future	Deloitte LLP	Glenn Ives Catherine McLeod-Seltzer
	Market Update and Perspectives: Where Do We Go From Here?	CIBC Capital Markets	Catherine McLeod-Seltzer
	A New Way to Think	Deloitte LLP , Roger Martin & Jonathan Goodman	Catherine McLeod-Seltzer
	Chairperson’s Perspective: Shaping the Board’s Direction on Climate	National Association of Corporate Directors	Catherine McLeod-Seltzer
	Sustainability: Climate Change from a Scientist’s Perspective	CIBC	Catherine McLeod-Seltzer
	Putin’s Invasion: What it Means for Russia, China and the West	CIBC	Catherine McLeod-Seltzer
May 2022	Digital Frontier: Technology and the Board	Deloitte LLP	Glenn Ives
	Ukraine at War — A Global Perspective	The Economist	Glenn Ives
	Ukraine at War — The Long Conflict Ahead	The Economist	Glenn Ives
	National Director Conference	Institute of Corporate Directors	Kerry Dyte Ave Lethbridge
	Geo-Political Risk Management in a Changing World	Osler, Hoskin & Harcourt LLP	Ave Lethbridge
	Pensions & Benefits Seminar	Osler, Hoskin & Harcourt LLP	Ave Lethbridge
	The inflation outlook: How can boards prepare for the future of global inflation?	Deloitte LLP	Ave Lethbridge Elizabeth McGregor
	National Director Conference: Governing with Courage	Institute of Corporate Directors	Elizabeth McGregor
	Cyber Risk Oversight: Transforming the Board Agenda from Cyber Security to Cyber Resilience	Institute of Corporate Directors	Ave Lethbridge
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Date	Topic	Presented/Hosted by	Attended by
June 2022	Organizing the Board to Respond to ESG	Deloitte LLP	Glenn Ives
	Chair of the Future	Deloitte LLP	Glenn Ives
	CPAB Audit Committee Forum	Canadian Public Accountability Board	Glenn Ives
	Emerging Trends in Executive Compensation & ESG	Hugessen Consulting	Ave Lethbridge
	Employment and Labour Law Insights	Osler, Hoskin & Harcourt LLP	Ave Lethbridge
	Proxy Season Review	Hugessen Consulting	Ave Lethbridge
	ESG Explorer	Osler, Hoskin & Harcourt LLP	Ave Lethbridge
	Canada’s Proposed Cybersecurity Bill: Key Insights	Institute of Corporate Directors	Elizabeth McGregor
	A View From Asia — Current Canada and China Trade Dynamics	CIBC	Catherine McLeod-Seltzer
July 2022	Mining audit committee roundtable	KPMG LLP	Elizabeth McGregor
	Ukraine at war — the Crisis Intensifies	The Economist	Glenn Ives
September 2022	Investor Roundtable	Deloitte LLP	Glenn Ives
	Economic Outlook	Deloitte LLP	Glenn Ives
	Ukraine at war — a Turning Point	The Economist	Glenn Ives
	Understanding China — Xi’s power	The Economist	Glenn Ives
	Third Quarter Economic Update	Osler, Hoskin & Harcourt LLP	Ave Lethbridge
	Pay Versus Performance — Getting ready for new disclosure rules	Willis Towers Watson	Ave Lethbridge
	2022 America Mining and Metals Forum	Ernst & Young LLP	Elizabeth McGregor
	Market Update & Perspectives: Fall Preview — A Super Strategy Session	CIBC	Catherine McLeod-Seltzer
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Date	Topic	Presented/Hosted by	Attended by
October 2022	Audit Committee Roundtable	Egon Zender	Glenn Ives
	CEO & Director Symposium	Deloitte LLP	Glenn Ives
	Company Challenges in a Fragmenting World	Deloitte LLP	Glenn Ives Ave Lethbridge Catherine McLeod-Seltzer Elizabeth McGregor
	18th Annual Mining Executive and Director Forum	KPMG LLP	Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer
	Mining and ESG: What You need to Know	Cassels Brock & Blackwell LLP	Glenn Ives Elizabeth McGregor
	Summit 2022	National Association of Corporate Directors	Glenn Ives
	Cybersecurity training	Kinross	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott
	New Climate-Related Disclosure Rules a US/Canadian Perspective	National Association of Corporate Directors & Climate Governance Initiative	Ave Lethbridge
	Climate Change Beyond Boarders & Incorporating Supply Chain Change into Boardroom Climate Change Strategy	Institute of Corporate Directors US Climate Initiative & Chapter Zero Mexico	Ave Lethbridge
	Principles for Effective Climate Governance	Institute of Corporate Directors & Climate Governance Initiative	Ave Lethbridge
	Strategic perspectives and insights on emerging risks and business issues	Ernst & Young LLP	Elizabeth McGregor
	Deloitte 360	Deloitte LLP	Elizabeth McGregor
	How Daring CEOs are Delivering Extraordinary Sustainability Results	Russel Reynolds Associates	Elizabeth McGregor
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Date	Topic	Presented/Hosted by	Attended by
November 2022	An Evolving Risk Landscape: What Audit Committees Need to Know Now	Deloitte LLP	Glenn Ives
	Designing for Ambiguity	Deloitte LLP	Catherine McLeod-Seltzer
	2022 Mining and Metals Finance Insights and Reporting Developments	Ernst & Young LLP	Ave Lethbridge Elizabeth McGregor
	Managing Conflicts of Interest in the Boardroom	Institute of Corporate Directors	Kelly Osborne
	2022 Economic Update	Osler, Hoskin & Harcourt LLP, Stephen Poloz, Governor of the Bank of Canada	Ave Lethbridge
	Mining Audit Committee Round Table	Canadian Public Accountability Board	Glenn Ives
	Vancouver Mining Industry Forum	Canadian Public Accountability Board	Elizabeth McGregor
	Trust and ESG	Deloitte LLP	Glenn Ives Ave Lethbridge Elizabeth McGregor
	Financial Reporting Developments series: Public Companies (IFRS)	Ernst & Young LLP	Elizabeth McGregor
	Our Energy Future	Economic Club of Minnesota	Kelly Osborne
	Canadian ESG Reporting Insights	PwC LLP	Catherine McLeod-Seltzer
December 2022	The World in 2023	The Economist	Glenn Ives
	Economic Outlook	Deloitte LLP	Glenn Ives
	Tech Strategies for Economic Slowdown — What should the Board of Directors be asking?	Deloitte LLP	Glenn Ives
	Path to Net Zero	Institute of Corporate Directors	Ave Lethbridge Kelly Osborne
BOARD TERM AND RENEWAL
In February 2015, the board adopted director service limits in order to assist with appropriate board renewal and succession planning for directors. These are part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2021. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.
Under these service limits, an independent director shall not stand for re-election at the first annual meeting of shareholders after ten years following the later of  (a) February 10, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the CGNC a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. An independent director shall not stand for re-election at the first annual meeting of shareholders after reaching age 73, unless otherwise determined by the board. These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.
Mr. Ian Atkinson turned 73 in September 2022. The CGNC after having considered his skills and expertise, made a recommendation to the board to approve his continuation as director, until a suitable successor is nominated and takes over Mr. Atkinson’s responsibilities on the board. The board considered the recommendation of the CGNC and determined that Mr. Atkinson’s continuation on the board would be in the best interest of the company. Accordingly, the board approved Mr. Atkinson’s candidature for re-election to the board at the shareholders’ meeting to be held on May 10, 2023.
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ADDITIONAL GOVERNANCE INFORMATION
About shareholder engagement
Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company’s website at www.kinross.com. During 2022, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see “Say on pay and shareholder engagement” on page 62.
Feedback to the board of directors
Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).
Interest of certain persons in matters to be acted upon
No (a) director or executive officer of the company who has held such position at any time since January 1, 2022, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.
Interest of informed persons in material transactions
Since January 1, 2022, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.
Indebtedness of directors and officers
To the knowledge of the company, as at March 14, 2023 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.
Directors’ and Officers’ Insurance
The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on June 1, 2023, is $225 million in the aggregate, inclusive of defense costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of  $10 million for each loss (subject to certain exceptions that may apply). The total premium charged to the company in respect of coverage for 2022 was $3.5 million (2021: $3.4 million and 2020: $2.9 million), no part of which is or was payable by the directors or officers of the company.
The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.
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Evaluation of Auditors
The ARC performs an annual evaluation of the company’s auditors, and a more comprehensive evaluation every five years, following the guidelines issued by the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board. The evaluations consider factors such as the independence, objectivity, and professional skepticism of the auditors, the quality and value of the services provided by the engagement team, and the quality of the communications and the interactions with the auditors. In addition, the benefits of the long tenure of the auditors are evaluated considering the controls in place to safeguard auditor independence.
Additional information
Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company’s web site at www.kinross.com. Financial information is provided in the company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022 and can also be found under the company’s profile on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the company by phone at (416) 365-5123 or by e-mail at info@kinross.com to request copies of these documents.
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CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this circular, including but not limited to any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this circular. Forward-looking statements contained in this circular include those statements made under the heading “Letter to shareholders from the Chair of the board”, “Executive Summary”, “Letter to shareholders from Chair of the human resource and compensation committee”, “2022 Results”, “2023 SLT Measures” and “2022 RPSU Performance Goals” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects including the Great Bear project, the Tasiast 24k project, Manh Choh and the Tasiast solar project; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “optimize”, “outlook”, “plan”, “potential”, “progress”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2022, and in our news release dated February 15, 2023. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made
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by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this circular are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2022, and our news release dated February 15, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
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APPENDIX A
CHARTER OF THE BOARD OF DIRECTORS
I.
Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of the business and affairs of Kinross including the supervision and coaching of management. Kinross’ Board of Directors must act in the best interests of Kinross.
II.
Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.
III.
Responsibilities

The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance, environmental, social and governance (ESG) matters, and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.
The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
•
Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.

•
Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures.

•
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

•
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental and social compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

•
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

•
With the assistance of the Human Resources and Compensation Committee:

–
Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

–
Reviewing succession plans for the CEO and other executive officers.

•
With the assistance of the Corporate Governance and Nominating Committee:

–
Developing Kinross’ approach to corporate governance.

–
Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

–
Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

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–
Overseeing an appropriate selection process for new nominees to the Board of Directors.

–
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

–
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•
With the assistance of the Audit and Risk Committee:

–
Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

–
Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

–
Assessing the independence of the auditors.

–
Identifying the principal financial and controls risks facing Kinross and reviewing management’s systems and practices for managing these risks.

–
Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

–
Without limiting the Board of Directors’ overall responsibility to oversee the management of the principal business risks, identifying the principal business risks (including political risks) facing Kinross (other than environmental, climate change, and health and safety risks reviewed by the Corporate Responsibility and Technical Committee) and review of management’s systems and processes for managing such risks.

•
With the assistance of the Corporate Responsibility and Technical Committee:

–
Overseeing the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

–
Overseeing management’s performance on safety, health, environmental stewardship and corporate responsibility.

–
Providing oversight to the overall process relating to:

a.
the reporting on the quantity and quality of Kinross’ mineral reserves and resources.

b.
the material exploration, operating, development and technical activities;

c.
identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

d.
the review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility and Technical Committee

e.
the identification of sustainability risks and opportunities related to the company’s business, the establishment of sustainability and ESG objectives and performance against such objectives.

•
With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.

•
Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

•
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

•
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

•
The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•
Reviewing major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

•
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

•
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

•
Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

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SCHEDULE “A”
Independence Requirements of National Instrument 52-110 — Audit Committees (“NI 52-110”)
A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement.
The following individuals are considered to have a material relationship with the Company:
(a)
an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)
an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)
an individual who:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm; or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)
an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:
(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)
is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.
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The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:
(a)
an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules
A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.
In addition:
(a)
A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of  $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members
Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.
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